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RWE

Annual Report 2003

2003 Key figures at a glance

_Group operating result up 23 %; core business operating result up 27 %
_Net income only 9 % down on previous year, despite substantial charges
_Core businesses add more than 1 billion euros in value
_Net financial debt reduced to €17.8 billion
_Dividend proposal envisions 14 % increase in dividend

RWE Group		**2003**	**2002**		**+/- in %**
External revenue	€ million	43,875	46,633	-	5.9
EBITDA	€ million	8,476	7,241	+	17.1
Operating result	€ million	5,551	4,504	+	23.2
Income before tax	€ million	2,123	2,722	-	22.0
Income after tax	€ million	936	1,355	-	30.9
Net income					
_excluding goodwill amortization	€ million	1,938	1,830	+	5.9
_including goodwill amortization	€ million	953	1,050	-	9.2
Return on capital employed (ROCE)	%	10.4	10.4		–
Capital costs (WACC) before tax	%	9.0	9.5		–
Value added	€ million	781	395	+	97.7
Capital employed	€ million	53,961	44,293	+	21.8
Cash flows from operating activities	€ million	5,289	5,933	-	10.9
Capital expenditure	€ million	9,762	16,985	-	42.5
Free cash flow[1]	€ million	927	1,838	-	49.6
Earnings per share					
_excluding goodwill amortization	€	3.45	3.25	+	6.2
_including goodwill amortization	€	1.69	1.87	-	9.6
Cash flows from operating activities per share	€	9.41	10.55	-	10.8
Dividend per share	€	1.25[2]	1.10[3]	+	13.6

		12/31/03	**12/31/02**		**+/- in %**
Net debt	€ million	17,838	15,494	+	15.1
Workforce	FTE[4]	127,028	131,765	-	3.6

[1] Cash flows from operating activities minus capital expenditure in property, plant and equipment and intangible assets.
[2] Dividend proposal for RWE AG's 2003 financial year, subject to approval by the April 15, 2004 Annual General Meeting.
[3] Including bonus
[4] Full time equivalent, according to the percentage of full-time employment.

Key Events

01/2003

RWE becomes market leader in US regulated water business

January 10 sees us complete the acquisition of American Water, a company that supplies water and wastewater services to 16 million residents in 27 US states and four Canadian provinces. RWE's global water customer base thus grows to some 70 million.

02/2003

Harry Roels is appointed CEO of RWE AG

On February 1, 2003, Harry Roels joined the Executive Board of RWE AG as new CEO. He replaces Dietmar Kuhnt, who was at the helm of the Group for more than eight years, as of March 1, 2003.

05/2003

RWE now sole owner of Thyssengas

By increasing our stake in Thyssengas from 75% to 100%, we acquire full entrepreneurial control. Thyssengas is one of Germany's largest long-distance gas companies. This move strengthens our competitive position in gas procurement and transport—both strategically important fields.

09/2003

Exit from US energy business

Having divested our majority stake in US hard coal and gas producer CONSOL Energy and decided to shed our electricity and gas trading activities in the US, we now focus our energy operations on key European markets. The sale of our shares in CONSOL Energy also makes a significant contribution to reducing net debt.

10/2003

New Group structure implemented on October 1, right on schedule

In the new structure, center stage is taken by the implementation of the multi-utility strategy by grouping our electricity, gas and water operations on a regional basis. This improves customer orientation and efficiency. RWE reduces the number of management companies in its Group from 13 to seven.

11/2003

Go-ahead for integration of RWE Gas into the new Group structure

After reaching agreement with RWE Gas AG's municipal shareholders, we can fully combine our gas activities with our Continental European electricity and water operations.



The RWE Group – A brief portrait

With 127,000 employees and revenue of about €44 billion in fiscal 2003, RWE ranks among Europe's largest industrial corporations. Our strategy aims to constantly create added value by generating stable earnings and continuous organic growth. Therefore, we concentrate on our main core businesses: electricity, gas and water. In implementing this strategy, we seek to achieve leading regional competitive positions in our choice key markets, which are Germany, the UK, central Eastern Europe and the USA. Every second euro of our revenue comes from outside Germany. Our products have become a fixture in millions of households and companies in Europe and North America. RWE supplies more than 21 million customers with electricity and some 11 million with gas. Moreover, 20 million households utilize our waste-disposal services. Every day, we supply 70 million people worldwide with drinking water and wastewater services.

RWE AG (Group Center)

- RWE Power
- RWE Energy
- RWE Innogy
- RWE Trading
- RWE Thames Water
- RWE Umwelt
- RWE Systems
- Non-Core Business

2003 Key figures ▷

We're always nearby

Relying on electricity, gas, water and environmental services has become part of everyday life. This is why we feel we've done a good job if you don't have to think of us, which means you can go about your daily routine as freely as the RWE customers shown in this annual report. We traveled to London, Dortmund, Prague and other places to take snapshots of their lives. This should give you a picture of the markets we work in. It's a shame that you hardly ever get to see our products, but that's what reliable utilities are all about.

Contents


































Harry Roels

»RWE aims to deliver attractive and growing dividends.«

Harry Roels
Born in 1948 in the Netherlands, obtained a degree in physical chemistry in 1971. Worked for the Royal Dutch/Shell Group for 30 years. In July 1999 appointed Managing Director of Royal Dutch Petroleum Company and Group Managing Director of the Royal Dutch/Shell Group of companies. Since February 1, 2003 Chief Executive Officer of RWE AG.
Responsible for: Group Strategy, Mergers & Acquisitions, Corporate Communications, Group Auditing, Group Executive Resources Development.

Dear Shareholders and Friends of the Company,
A year ago, we forecast that fiscal 2003 would be a "year of consolidation." We have worked hard to deliver on that promise. After three years of realignment, restructuring and acquisitions, we are now focusing on integration, operating performance and financial stability. This change of course should not be a surprise – it marks the beginning of a new phase of development for your company.

Our portfolio is more robust than it ever has been. It allows us to generate organic growth. This becomes apparent when one looks at our balanced mix of products and regions. Our three main core businesses—electricity, gas and water—in our four key regions—Germany, the UK, central Eastern Europe and North America—give us both focus and a sufficiently broad base. Nearly half of the operating result generated by our core businesses stems from activities outside Germany. Our earnings performance thus depends much less on our home market, which has been the most important one for us for traditional reasons, than was the case just a few years ago. Moreover, we have positioned ourselves in growth regions such as central Eastern Europe. Our portfolio combines stability and growth in other terms, too: Today, we earn every second euro in regulated markets. This sector is known for its long-term stability. Economic cycles hardly affect this business at all. Our activities are vertically integrated in markets that are not regulated. This gives us the advantage of being able to react better to changes in the market, as we are active in several links of the value chain. Combined, these strategic factors provide the basis for generating stable and high cash flows. We will reinvest them in profitable activities in order to grow operating results organically by at least 5% on average in the years to come. Furthermore, this enables us to provide you, our shareholders, with an attractive dividend even under unfavorable economic conditions.





Dr. Klaus Sturany

What follows is a brief summary of our accomplishments in 2003:

1. Integration

We have largely completed the integration of our major acquisitions. In sum their earnings are developing according to our plans. Our Czech gas business has already created positive added value—three years ahead of schedule.

2. Operating performance

We hit all our targets—even exceeding them in certain cases. The Group operating result jumped 23 %, with our core businesses posting a gain of 27 %. Thanks to the profitability of our electricity, gas and water activities, the operating result recorded by the core business increased by 11 %, even without including first-time consolidations. This enabled us to offset the negative performance of our environmental services business and Heidelberger Druckmaschinen. As announced, we closed the year with lower net income after goodwill amortization than in the previous year. However, since it fell by just 9 %, we clearly outperformed our forecast.

3. Financial stability

By the end of the year, we reduced net debt to €17.8 billion, surpassing our target of €20 billion for 2005. This was primarily due to the successful divestment of the majority stake in our US subsidiary CONSOL Energy, among other things.

4. Group restructuring

The new organizational structure brings us closer to the customer and to our goal of optimizing synergies between electricity, gas and water. Experience garnered in deregulated energy markets shows that cost-efficiency and catering to local customer needs are the key ingredients to setting oneself apart from the competition. Reaching an agreement with RWE Gas AG's municipal shareholders was important in order to rapidly implement the new structure. This has enabled us to fully combine our German gas business with our electricity and water activities, as planned.

Dr. Klaus Sturany
Born in 1946 in Wehrda/Hesse, studied mathematics. From 1997 to 1999 Spokesman of the Board of Management of GEA AG. Since December 1999 Executive Vice-President of RWE AG. Responsible for: Finance, Controlling, Investor Relations, Accounting, Tax, Risk Management, Insurance.





Dr. Gert Maichel

Dr. Gert Maichel
Born in 1949 in Timmendorfer Strand, studied agricultural economics and law. President and Chief Executive Officer of VEW AG until November 2000. Since November 2000 Executive Vice-President of RWE AG.
Responsible for: Energy and Environmental Policy, Research and Development.

2004: Focus on operating performance

We will continue to focus on the same four areas in the current fiscal year.

- Our integration processes are almost complete. We expect the water business as a whole to make its first positive value contribution next year. The same holds true for RWE Innogy.

- Operating performance concentrates on organic growth. We expect to achieve organic growth in light of the increase in wholesale electricity prices, further progress in improving efficiency, and the ongoing tariff negotiations in the US and UK water business. Now that we have achieved our value-added goal in 2003, we plan to achieve a return on capital employed (ROCE) of 11 % in fiscal 2005.

- We will continue to improve our financial structure. To this end, we have set ourselves a new target for debt reduction. We plan to reduce net debt to less than €17 billion by the end of 2005.

- We will implement the Group's new structure as quickly as possible. The major steps have been taken, but we still have to instill the new structures with life and learn how to handle them. In so doing, we will continue to improve efficiency. We raised our cost-reduction target for 2006 by €200 million to €500 million. In 2000, we had initiated a €2.6 billion cost-cutting program. We have since raised that target by 20 %. Including synergies from acquisitions, we intend to lower annual costs by some €3.2 billion by 2006.

Heidelberger Druckmaschinen and HOCHTIEF are still to be sold. Since their share prices have strengthened, we have more flexibility in this process.

In our opinion, risks, which will not come into play until after 2004, are harbored by two political issues that will have a major impact on Europe's utility sector: emissions trading and the regulation of German electricity and gas grids. We have taken a very clear stand in favor of solutions that reconcile environmental and economic goals with a view to ensuring security of supply in the future. The responsibility for making the right decisions for the German economy and the energy industry lies in the hands of policymakers.



Harry Roels



Jan Zilius

How has RWE's recent performance benefited you as shareholders? We have kept our promise to keep paying one of the best dividends among companies listed in the DAX. We will propose to the April 15, 2004 Annual General Meeting that the dividend for fiscal 2003 be increased by 14%. Furthermore, we intend to grow the dividend every year by an average of 15% for fiscal 2004 to 2006. This is an attractive dividend performance in our sector of industry. In addition, our share price also delivered a more satisfying performance. RWE common shares closed the year 27% up on the previous year's closing price and ranked among Europe's strongest utility shares in the second half of the year.

As you can see, we have a clear concept of how to make RWE faster, more efficient and more flexible in light of the rising complexity of our markets. Moreover, we will do our utmost to ensure that RWE shares retain their attractiveness as an investment. The greatest contribution we can make to this cause is to improve our operating result. And we are confident of being able to achieve this goal in the current financial year. Our employees are fully committed to this target. I would like to thank them for their dedication—both personally and on behalf of the Executive Board. To you, our shareholders and friends of the company, we would like to extend our gratitude for the trust you have placed in us.

Essen, February 16, 2004

Sincerely yours,

Harry Roels
CEO of RWE AG

Jan Zilius
Born in 1946 in Marburg, studied law. Joined the RWE Group in 1990. Since April 1998 Executive-Vice President and Labor Director of RWE AG.
Responsible for:
Group Human Resources Management, Law/Board Matters.

Supervisory Board Report

Dear Shareholders,
RWE's 2003 financial year focused on the refinement of its Group structure. In addition, we made headway in integrating acquired companies into the Group.

The Supervisory Board performed the duties mandated by German law and the company's articles of association. Moreover, it closely monitored the Executive Board's management of the company. Written and oral reports submitted by the Executive Board regularly and exhaustively informed the Supervisory Board of the business trends, issues pertaining to the strategic and operational development of the Group and its companies, as well as of all material business transactions on a timely basis.

The Supervisory Board convened five meetings, including an extraordinary session. All of the Supervisory Board members attended at least half of the meetings. The average participation rate was 95%. When in session, the Supervisory Board passed all required resolutions on the basis of detailed information, submitted verbally and in writing. In-between meetings, the Supervisory Board was informed of projects and transactions that were especially important or urgent to the company and was asked for approval using the circular procedure where necessary. Detailed information was provided on the company's current earnings and budget situation. Between meetings, the Chairman of the Supervisory Board was permanently in touch with the Chief Executive Officer, in order to promptly discuss significant events of material importance to the assessment of the status or management of the company.

New Group structure
One of the main topics of our consultations was the refinement of the Group's structure, which is described in depth in a special chapter of this annual report. The Executive Board made recommendations which were presented to the Supervisory Board primarily in its June 26, 2003 meeting, discussed, and adopted. The new Group structure was also a major item on the agendas of subsequent meetings. It will strengthen our customer orientation and efficiency further and boost the Group's capacity to grow and be competitive going forward. We reduced the number of our management companies from 13 to seven. The agreement reached with RWE Gas AG's municipal shareholders in November 2003 paves the way to capitalizing on all the advantages of the new structure.



Dr. h.c. Friedel Neuber

Other main topics of deliberation
Regular, detailed, running reports were received on the revenue and result trends in the Group and our business areas as well as on measures to reduce costs. In addition, the Supervisory Board constantly discussed the Group's financial situation. The debt reduction program launched by the Executive Board clearly exceeded expectations, which is important when it comes to ensuring a good rating in the market for outside capital. In its December 11, 2003 session, the Supervisory Board dealt in detail with the corporate budget submitted by the Executive Board for fiscal 2004 as well as with the outlook for 2005 and 2006. The Executive Board explained deviations from previous budgets and goals in detail.

On several occasions, the plenum dealt with developments in legislature of relevance to RWE, focusing primarily on energy, environmental and fiscal law. Special attention was paid to the introduction of a regulator for the German energy market and for emissions trading among EU member states. As in the previous year, corporate governance was repeatedly a topic of discussion. Issues addressed included the compliance statement issued in 2003 and, more importantly, the amendments to the German Corporate Governance Code that came into effect in the middle of the year, as well as the Code's recommendation to provide increased transparency when disclosing the compensation of boards*. Moreover, the Supervisory Board performed the efficiency audit recommended by the Code in line with its bylaws.


171 *

A number of business transactions requiring Supervisory Board approval as per the articles of association were approved. Transactions in this category included the increase in the stake held in Thyssengas GmbH from 75 % to 100 %, the sale of the 20 % interest in Stadtwerke Düsseldorf AG held by the company formerly known as RWE Plus, and the sale of envia Mitteldeutsche Energie AG's 40 % shareholding in Stadtwerke Leipzig GmbH. Furthermore, a resolution was passed to increase the existing European debt issuance program from €15 billion to €20 billion.

The Supervisory Board also concerned itself in detail with the divestment of the shares held by the former RWE Rheinbraun AG in CONSOL Energy Inc.

Committees

As in the previous fiscal year, the Supervisory Board formed four committees. Their members are listed in the chapter on "Boards"*. Committee chairmen delivered in-depth reports on the committees' work during the Supervisory Board meetings.


* 182

The **Executive Committee** convened twice in the 2003 financial year. Its activity primarily consisted of preparatory work for the Supervisory Board debates, addressing key figures pertaining to the financial statements for the parent company and the Group, the refinement of the Group's structure, the agreement with RWE Gas AG's municipal shareholders, and discussing the Group companies' current affairs. Preparatory deliberations also dealt with the corporate budget for the 2004 fiscal year. The **Audit Committee** convened four times in the same period. It discussed the financial statements of the parent company and the Group at great length with the independent auditor present. Quarterly results and the economic situation of a selection of Group companies were discussed individually, focusing on the difficult conditions experienced by RWE Umwelt and Heidelberger Druckmaschinen as well as corresponding restructuring measures. Focal points also included risk management, management of investments and the balance-sheet treatment of nuclear energy provisions. Furthermore, the Audit Committee established bylaws for itself. The **Human Resources Committee** held two sessions in the period under review. Its main accomplishment was the passage of necessary resolutions regarding the employment contracts of Executive Board members. There was no reason to convene the **Mediation Committee**, which complies with Sec. 27, Para. 3 of the German Co-Determination Act.

Financial statements for the parent company and the Group

The financial statements of the parent company, which were prepared in compliance with the German Commercial Code; the financial statements of the Group for fiscal 2003, which were prepared in compliance with International Accounting Standards and thus exempt RWE from preparing consolidated financial statements in compliance with German law; the combined review of operations for RWE Aktiengesellschaft and the Group; and the accounts were scrutinized by PwC Deutsche Revision Aktiengesellschaft Wirtschaftsprüfungsgesellschaft and were issued an unqualified auditor's opinion. The auditors were appointed by the AGM on May 15, 2003, and commissioned by the Supervisory Board to audit the financial statements of RWE AG and the Group. Documents supporting the annual financial statements, the annual report and the auditor's audit report were submitted to all the members of the Supervisory Board in good time. The submissions were the subject of in-depth deliberations in the Supervisory Board's balance sheet meeting of February 24, 2004, which took the supplementary oral report presented by the Executive Board into consideration. The auditors, who signed the audit report, attended the meeting, presented the material results of their audit, and were available to answer questions. The Supervisory Board has reviewed the financial statements of RWE AG and the Group, the combined review of operations for RWE Aktiengesellschaft and the Group, and the proposed appropriation of distributable profit. No objections were raised as a result of this review. As recommended by the Audit Committee in its February 12, 2004 session, the Supervisory Board approved the results of the audit of both financial statements by the auditor as well as the financial statements of RWE Aktiengesellschaft and the Group for the period ended December 31, 2003. The annual financial statements are thus adopted. Furthermore, the Supervisory Board concurs with the appropriation of profits proposed by the Executive Board, which envisions a dividend payment of €1.25 for each share that carries dividend entitlements.

Changes in the Supervisory Board

Mr. Wilfried Eickenberg retired from the Supervisory Board at the end of the day on November 30, 2003. His successor, Mr. Uwe Tigges, was appointed to the Supervisory Board by a resolution handed down by the Essen District Court on December 1, 2003. Mr. Berthold Krell vacated his seat on the Supervisory Board at the end of the day on December 31, 2003. Mr. Jürgen Wefers, in his capacity as substitute member, replaced Mr. Krell. The Supervisory Board extends its appreciation to Messrs. Eickenberg and Krell for their commitment and successful performance for the benefit of the company.

The Supervisory Board thanks the RWE Group's entire staff and the members of the Executive Board for their work in the past fiscal year. With this kind of commitment and the work done to implement the new Group structure, we have established the prerequisites for securing RWE's success over the long term.

Essen, February 24, 2004
The Supervisory Board

Dr. h.c. Friedel Neuber
- Chairman -

Corporate Governance

We at RWE attach great importance to constantly improving our corporate governance practices. In our 2002 annual report, we gave a detailed description of the standards to which we adhere, in order to ensure good, efficient business management. We have since implemented further improvements suggested by the Code. Thus, we have implemented all the recommendations of the German Corporate Governance Code.

Transparent disclosure of Executive and Supervisory Board compensation

The amendments to the German Corporate Governance Code that came into effect on July 4, 2003 had a major impact on the public debate over corporate governance in the financial year that just ended. The suggestion to provide a breakdown of the Executive and Supervisory Boards' compensation by member was turned into a recommendation. As a result, RWE AG's Executive and Supervisory Boards decided to break down the compensation of Executive and Supervisory Board members by member in this report for the first time. We also disclose fixed and variable remuneration components on an individual basis*. Furthermore, the May 2003 AGM approved an amendment to the Supervisory Board compensation set forth in the articles of association. This ensured the differentiation between compensation of chairmen and members of Supervisory Board committees, which had already been recommended by an older version of the Code.

*

171

Decision-making committees more efficient

In the spirit of the Group's new structure, we are optimizing interaction between the strategic management of the entire Group handled by the Executive Board of RWE AG and the operating responsibility overseen by our divisions. At the same time, we want to establish even more efficient bonds between these two management levels. This is achieved by the new Group Business Committee (GBC). In addition to the members of RWE AG's Executive Board, the GBC includes the CEOs of our operating management companies. The GBC conducts preparatory discussions and consultations for major proposals that are submitted for approval to the Executive Board of RWE AG. This ensures that the most experienced senior managers from our businesses are able to contribute to the strategic management of the Group.

In 2003, the Supervisory Board conducted its first systematic efficiency review. Activities examined included cooperation between the Executive and the Supervisory Board, preparation for meetings, work done in the meetings of the Supervisory Board and its committees, as well as issues of cooperation in the Supervisory Board. All in all, the Supervisory Board's work and efficiency met with strong approval. Suggestions for improvement were debated and implemented by the Supervisory Board.

Other new developments

- We examined voting right proxy options at the 2003 AGM. Shareholders can now issue and change instructions via the Internet until the end of the debate. Furthermore, the entire AGM, including the debate, was broadcast live on the Web for the first time.

- We issued new insider trading guidelines for all our employees, which set out the circumstances under which RWE securities must not be traded. In addition, the members of our Supervisory Board have agreed to be bound by the same guidelines.

Further compliance with the Code

RWE's declarations of compliance in December 2002 and March 2003 included a temporary exception from the recommendation to separate the compensation of Supervisory Board committee chairmen from that of their members. Following the aforementioned amendment to the remuneration of the Supervisory Board, RWE issued an updated compliance statement in June 2003, which had no exceptions.

RWE constantly monitors its corporate governance practices, focusing on the recommendation to avoid conflicts of interest between Executive and Supervisory Board members and improve corporate transparency. The monitoring report made the following findings:

- In the period under review, no material transactions were concluded between RWE AG or a Group company and an Executive Board member or related party. Furthermore, no contracts were concluded between the company and members of the Supervisory Board.
- There were no conflicts of interest between Executive Board and Supervisory Board members.
- No securities transactions reportable pursuant to Sec. 15 a of the German Securities Trading Act were completed in the fiscal year. Moreover, as of December 31, 2003, none of the Executive or Supervisory Board members held securities subject to disclosure in accordance with Item 6.6 of the Code.

It was ensured that the balance-sheet auditors did not have any conflicts of interest when they were commissioned. Pursuant to Item 7.2 of the Code, the Chairman of the Audit Committee must be informed of any conflicts of interest that are discovered during the audit which the auditors are unable to resolve immediately. The balance-sheet auditor was instructed to inform the Chairman of the Supervisory Board of all findings revealed by the audit that are in contradiction to the company's declaration of compliance with the Code.

Listed Group companies that are obligated to make a compliance statement in accordance with Sec. 161 of the German Stock Corporation Act did so in 2003. They took the special nature of their relationship to the Group and their size into consideration when issuing their declarations of compliance.

Suggestions made by the Code

Besides following the Code's recommendations, RWE AG largely implements its suggestions. However, we have not yet had an opportunity to implement the suggestion to elect and re-elect Supervisory Board members at different dates and for varying periods of tenure due to the legal framework in which RWE AG operates.

01

Additional information on RWE's current corporate governance practices can be obtained from our home page at www.rwe.com*.

Statement of compliance in accordance with Sec. 161 of the German Stock Corporation Act

Following an orderly audit, the Executive and Supervisory Boards of RWE AG issued the following declaration of compliance pursuant to Sec. 161 of the German Stock Corporation Act:

"RWE Aktiengesellschaft complies with all of the recommendations of the German Government Corporate Governance Code Commission issued in the July 4, 2003 version of the Code.

Since the issuance of the last declaration of compliance on June 2, 2003 and until February 23, 2004, RWE Aktiengesellschaft fully complied with the recommendations of the German Government Corporate Governance Code Commission announced on November 26, 2002 and with the version of the Code published on July 4, 2003, with the exception of newly introduced recommendations. These recommendations will be fully complied with from February 24, 2004 onwards. They stipulate that the Supervisory Board's plenary discuss and regularly review the structure of the Executive Board's compensation system at the suggestion of the committee responsible for Executive Board contracts (Item 4.2.2, Para. 1). Pursuant to Item 4.2.3, Paras. 3 and 4, the basics of the remuneration system are to be published and illustrated on the company's website, in its annual report, and at its AGM in clear and understandable language.

Item 4.2.4, Sentence 2 and Item 5.4.5, Para. 2 stipulate that Executive and Supervisory Board compensation be disclosed and broken down by member. The notes to the consolidated financial statements for fiscal 2003 provided us with the first opportunity to comply with this provision."

Essen, February 24, 2004

RWE Aktiengesellschaft

On behalf of the Supervisory Board	On behalf of the Executive Board	
Dr. h.c. Friedel Neuber	Harry Roels	Jan Zilius

Turnaround on stock markets—RWE share posts double-digit gain

Economic resurgence boosted stock markets. The DAX ended its downward spiral, closing the year with a gain for the first time since 1999: It was up 37 %. RWE shares displayed a similar performance, although they have very little cyclical exposure. Our steady consolidation course was a key contributor.

Performance of RWE shares compared with the DAX in %


RWE common share
RWE preferred share
DAX 30
150
140
130
120
110
100
90
80
70
12/31/2002
12/31/2003
02/20/2004

The world's stock markets have overcome the biggest slump since the world economic crisis in 1929. Key factor: The economy has been improving since the middle of 2003.

DAX jumps 37 % after three years of losses

In 2003, the world's stock markets recorded a strong upward trend following considerable losses in the past few years. The German Stock Market Index (DAX) also benefited from this new trend. It rose by 37.1 % to 3,965 points, putting in the first positive full-year performance since 1999. Stocks slipped in the first quarter. In March, the impending Iraq war, extremely high oil prices, and the persistently weak economy caused Germany's lead index to fall to its lowest level since 1995. Only once the war broke out and it became apparent that military action would end quickly, did the stock markets begin to recover. Share prices maintained their momentum in the second half of the year, thanks to the revitalization of the US and European economies. By introducing the lowest prime rates in decades, the US and Eurozone's central banks supported the stock markets' turnaround. At the beginning of 2004, the upward trend on the stock market slowed down somewhat. In the middle of February, the DAX was slightly above the 4,000 point mark.

RWE common shares deliver 33 % return

Utility stocks posted significant gains despite the fact that investors favor cyclically sensitive shares in bull markets. RWE shares initially lagged the DAX, but gained considerable ground in the fourth quarter. RWE's common shares closed 2003 at €31.37—27 % up on the previous year. Including the dividend, this corresponds to a performance of 33 %. They thus clearly outperformed the Dow Jones STOXX Utility Index, which advanced 14.9 %. Preferred shares jumped 35 % to €27.95, recording a performance of 41 %. In the meantime, a large number of analysts have made upward adjustments to their RWE share price targets*. This was primarily due to mounting electricity prices in Germany and the UK, as well as the marked reduction of our net debt. RWE's share price continued to rise after the end of the reporting period. RWE common shares had already reached the €34 mark by the beginning of February 2004.

RWE common and preferred shares performed in line with the DAX, gaining 33 % and 41 %, respectively.


02

Long-term return of RWE shares suffers from weakness of stock markets in 2002

Long-term investors who invested €10,000 in RWE ten years ago and reinvested the dividends saw their investment grow to €15,282 (common shares) or €18,154 (preferred shares) by December 31, 2003. This corresponds to an annual average return of 4.3 % and 6.1 %, respectively. RWE's long-term share performance is still affected by the extremely weak stock market in 2002. At the end of 2001, the average return of a ten-year investment in RWE was 11.0 % and 10.5 %, respectively.

Comparative performance[1] of RWE shares and important indices up to the end of 2003 in % p.a.	**1 year**	**5 years**	**10 years**
RWE common share	32.5	-5.3	4.3
RWE preferred share	41.3	2.3	6.1
DAX 30	37.1	-4.5	5.8
CDAX Utilities	37.8	1.1	8.0
Dow Jones EURO STOXX 50	18.4	-2.2	9.1
Dow Jones EUROPE STOXX 50	13.7	-2.5	9.0
Dow Jones STOXX	16.8	-2.0	7.8
Dow Jones STOXX Utility	14.9	-3.3	7.5
REXP[2]	4.1	4.7	6.2

[1] Development of share prices and share indices including cash dividends and earnings from measures affecting shares outstanding.

[2] Index for the performance of government securities on the German annuity bond market with a remaining term of 0.5 to 10.5 years, with due regard to price changes and interest income.

RWE share indicators		2003	2002	2001 TFY[1]	2000/ 2001	1999/ 2000
Per share[2]						
Earnings						
_excl. goodwill amortization	€	3.45	3.25	1.53	2.90	2.62
_incl. goodwill amortization	€	1.69	1.87	1.10	2.24	2.24
Cash flows from operating activities	€	9.41	10.55	1.82	6.76	5.98
Dividend	€	1.25[3]	1.10	1.00[4]	1.00[5]	1.00
Common shares						
_Year-end	€	31.37	24.70	42.20	46.98	35.20
_High	€	31.97	43.80	49.95	51.70	46.55
_Low	€	17.68	24.12	37.10	35.00	30.50
Preferred shares						
_Year-end	€	27.95	20.75	31.25	35.30	28.40
_High	€	28.20	34.49	38.50	38.10	34.70
_Low	€	16.48	20.01	26.20	28.50	24.95
Dividends	€ million	703[3]	619	562[4]	563[5]	523
Payout ratio[6]	%	73.8	59.0	45.2[7]	44.6	43.2
Number of shares at end of fiscal year	million	562.4	562.4	570.0	570.0	523.3
_Common shares	million	523.4	523.4	531.0	531.0	473.0
_Preferred shares	million	39.0	39.0	39.0	39.0	50.3
Weighted average number of shares outstanding	million	562.3	562.4	562.4	564.6	541.5
Market capitalization at end of fiscal year	€ billion	17.5	13.7	23.6	26.3	18.1

[1] Truncated fiscal year for the Group from July to December 2001.
[2] In relation to the weighted number of shares outstanding.
[3] Dividend proposed for RWE AG's 2003 fiscal year, subject to the approval of the April 15, 2004 AGM.
[4] Dividend for RWE AG's 2001 fiscal year (January to December).
[5] Dividend for RWE AG's 2000 truncated fiscal year (July to December).
[6] Payment in relation to the RWE Group's net income.
[7] Payment in relation to double the RWE Group's net income for the truncated fiscal year.

We will propose a dividend of €1.25 for fiscal 2003 to the Annual General Meeting.

14 % rise in dividend

The Supervisory and Executive Boards will propose a dividend of €1.25 per share for fiscal 2003 to the Annual General Meeting. This corresponds to an increase of 14 % compared with the previous year. For fiscal 2002, we paid our shareholders a dividend of €1.00, plus a bonus of €0.10 for our successful exit from the service-station and refinery business. Based on the share prices on February 20, 2004, this dividend disbursement corresponds to a 3.8 % yield on common shares and a 4.3 % yield on preferred shares. RWE thus still ranks among the premiere DAX stocks.

Investor relations: increased need for information on policy issues

Fiscal 2003 posed another challenge to our communications work. The first quarter was still characterized by the continued decline in share prices on the stock markets, which also affected utility stocks. Accounting scandals increased investor sensitivity to risk. Many investors increased their focus on debt. We took a proactive approach to this phenomenon, setting clear goals to reduce our debt, trimming it from one quarter to the next. Announced on June 26, 2003, the Group reorganization's main goal was to show the capital market the advantages of a more regional organization for our German energy and water operations, covering all our products and services. Furthermore, our investor relations activities responded to the introduction of a regulator for Germany's energy market, which is scheduled for July 1, 2004, and the EU resolution to launch a CO_2 emissions allowance trading scheme on January 1, 2005. We helped analysts make realistic assessments of these issues by providing them with information and arranging discussions with experts from our Group. Another focal point was the prospects of our water business in North America and the UK. We fielded questions from investors in 25 financial centers during more than 30 road shows and at 14 conferences.

Investor and analyst dialogue centered on energy policy and the realignment of the Group's structure.

Furthermore we supplemented our Web offering with "RWE Facts & Figures."* Topics covered by this reference work include corporate strategy and structure, product and market-related information and financial data. It thus addresses the topics on which we typically receive the most questions from investors. "RWE Facts & Figures" is available in English and will be updated on a quarterly basis. Moreover, we started posting excerpts from analyst reports on RWE on the Internet.


03

We improved our IR Web offering considerably with the addition of "RWE Facts and Figures" and the publication of excerpts from analyst studies.

RWE shareholder communications receive yet another award

Our communications work was recognized by the capital markets once again. In an investor relations survey conducted by the German business magazine "Capital," investors and analysts throughout Europe placed RWE first in the Dow Jones EURO STOXX for the second straight year.

RWE bonds put in above-average performance

We took advantage of opportunities on the bond market in 2003 primarily to finance the acquisition of American Water Works. Subsequently, we rapidly reduced net debt by pursuing a resolute course for consolidation. This was recognized by the rating agencies, which maintained RWE's high rating—contrary to the sector's trend.

We hit our 2005 net debt reduction target two years ahead of schedule.

Net debt shrinks considerably

Fiscal 2003 centered on consolidation. Net debt reached a high of €23.2 billion following the financing of the purchase of American Water Works in January. Thereafter it was reduced steadily, reaching €17.8 billion at the end of the year. This was substantially below the €20 billion target set for 2005. Gross financial debt amounted to €31.8 billion and financial assets totaled €14 billion.

2003 another year of successful issuance

RWE continues to be a popular issuer of bonds. In February 2003, we were the first utility to issue a 30-year euro bond (€750 million), thus opening up a new market segment. Due to strong demand, the bond was several times oversubscribed. Our €1.2 billion, 15-year bond issued in July was also popular on the euro capital market, as was our CHF 500 million debut in the Swiss capital market. In addition we undertook to exchange approximately €2 billion of outstanding RWE Innogy bonds. Including private placements, last year's issuance totaled €4.7 billion. Moreover, we assumed some US$ 2.3 billion in capital market liabilities when we acquired American Water Works. We thus had bonds with a total nominal value of €21.6 billion on the market at the end of 2003. €1.6 billion in bonds will mature this year.

RWE Innogy bonds exchanged for RWE bonds

In May 2003, we made an exchange offer for five of RWE Innogy's six outstanding bonds in return for RWE bonds. The aim of this transaction was to consolidate financing at RWE AG and optimize our bond terms. Since the offer gave RWE Innogy's bond investors an advantage in net present value, it was accepted for all issues with the exception of a partial sum of a bond that will mature in 2006. Bonds with a countervalue of approximately €2 billion were exchanged for bonds of RWE Finance B.V., backed by a full guarantee from RWE AG.

RWE gross financial debt
Balance at December 31, 2003
€billion

Public bonds issued by RWE Finance B.V. and RWE AG*	**15.2**
+ Private placements	2.7
+ Group company bonds	3.7
+ Other capital market liabilities of Group companies	0.7
+ Bank debt, outstanding leases and other liabilities	7.2
+ Commercial papers*	2.3
RWE gross financial debt	**31.8**


151
*


186
*

High rating maintained

The rating* agencies downgraded a host of companies in 2003, and this was not limited to the utility sector. Despite the adverse effects of the weak economic cycle and the turbulence on stock markets, RWE kept the A1 ("negative outlook") and A+ ("stable outlook" to "negative outlook") ratings issued by the two leading rating agencies, Moody's Investors Service and Standard & Poor's. The agencies thus recognized the company's robust business model and substantial liquidity reserves.


187
*

The maintenance of RWE's good rating reflects our stable strategic and financial strategy.

RWE bonds display above-average performance

In the wake of the bear market, RWE bonds initially came under considerable pressure in the spring of 2003, and the newly issued 30-year euro bond was hardest hit. From April onwards, however, the spreads tightened, to an all-time low at year-end. This was primarily due to the general improvement in market conditions, our financial discipline and, most of all, our success in reducing the Group's debt.

Communication with bond investors stepped up

In 2003, we extended our capital market communications activities with the addition of a number of measures tailored to the needs of bond investors and analysts. For example, we significantly increased the number of meetings we conduct with bond investors. Through special road shows, we regularly informed investors at Europe's major financial centers of relevant developments in RWE's financial position, regardless of our plans to issue new debt. Furthermore, we substantially expanded our Internet-based collection of facts and figures* regarding RWE bonds.

We nurture our contacts to bond investors and analysts and offer comprehensive, high-quality information.


04

RWE's new Group structure: Closer to our customers, closer to our goals

_ Strong local presence: new regional companies
_ Leaner structure: 7 management companies instead of 13
_ Full integration: three products from a single source
_ Speedier processes: new international management committee

Electricity
Gas
Water
Environmental Services



Closer to our customers, closer to our goals

On October 1, 2003, we implemented the RWE Group's new structure. Following a phase of far-reaching growth through acquisitions, we are now aligning our European and North American operations with future market requirements. More cost-efficient processes and—above all—stronger customer orientation are the new organization's key competitive advantages. This is how we are establishing the basis for further profitable growth.

Germany's utility market took on a fundamentally different appearance when the energy sector was deregulated. Fierce competition, strong pressure on prices, converging European markets, and consolidation became the buzzwords. RWE has also undergone far-reaching change. We now look back on several years of incisive change encompassing the Group's strategic realignment, successful restructuring, and major international acquisitions. Experience gained as a result can be combined with scenarios for the future development of Europe's energy markets to form the basis for RWE's new Group structure. This gives rise to the four following basic principles:

Customers prefer utilities with a strong regional presence.

- "Go regional instead of national": Germany's utility market is very fragmented. Hundreds of electricity and gas providers compete against each other. Customers prefer locally-oriented partners. Therefore, utilities with a strong regional presence emerged from deregulation as winners.

Supplying electricity, gas and water from a single source delivers clear cost advantages.

- "One-stop shopping": Supplying electricity, gas and water from a single source delivers clear cost advantages. Moreover, an increasing number of municipal utilities ask to have electricity, gas and water services bundled into customized packages. In the UK, there is already a rising trend for retail and commercial customers to buy electricity and gas from a single supplier.

- "No market leadership without cost leadership": It is virtually impossible to set oneself apart with one's products when dealing with commodities such as electricity, gas and water. Price is the main differentiating factor. This is why cost and process efficiency are the key success factors.

Regional focus must go hand in hand with flexible processes and simple structures.

- "Critical mass and flexibility": Operations that are geographically distant from one another offer little in terms of synergies. Therefore, the task at hand is to concentrate on select regions to maximize economies of scale. Without losing flexibility. Municipal utilities will increasingly outsource grid, call center and billing services as they seek to buy tailor-made services from third parties.

More flexible, more efficient, more effective: the advantages of the new Group structure

The four basic principles are reflected in our Group's new structure: In Germany and our other Continental European markets, we grouped sales and network operations for electricity, gas and water and placed them in regional multi-utility companies. Wherever two or more of our companies served the same customer in the past, the motto has been changed to: "one customer, one contact." In implementing this strategy, we benefit from the experience of RWE's regional utilities such as Saar-based VSE. This company takes a holistic approach to both sales and the provision of services. Thus, VSE's multi-skilled service technicians are responsible for work on both electricity and gas networks. Proof of the value of this cross-disciplinary organization in terms of saving costs and generating organic growth can be found in customer figures: 20% of our 13 million German electricity customers procure gas from RWE, and 25% even buy water from us.

We grouped our electricity, gas and water sales and network activities and placed them in regional multi-utility companies. Their motto: "one customer, one contact."

In the field of power generation, we tap synergies by pooling our Continental European power plants. We have grouped them with our oil and gas production activities. This gives us an integrated upstream platform, which is important in light of the impending changes to Germany's power plant sector.

Continental European power plants and upstream operations have been pooled.

By trimming the number of our management companies from 13 to seven, we have streamlined the Group's structure significantly. This simplifies management and coordination, strengthening local operating units. For the first time, all seven management companies are operating under the RWE umbrella brand.

Leaner Group structure: seven management companies instead of 13.

As we have legally independent regional companies for grid operation and services, we already comply with EU regulations that will become effective in 2007. They will require the unbundling of transmission and distribution grids from the rest of the energy business. In the next few years, we expect municipal utilities to increasingly look for partners in order to gain operating efficiency. We already have the necessary structures. For example, our east German subsidiary enviaM has set up a joint-venture company, in which municipalities also hold direct stakes, to take care of call and billing services for all products. This company also serves outside customers. This creates enhanced cost transparency, enables direct comparison with the competition, and strengthens customer loyalty.

In the UK, our energy and water businesses are pooling administrative functions and have increased cooperation with our German activities. Our UK and US water operations have transferred central administrative functions to the main US and UK offices to streamline the organization.

New RWE Group Structure


RWE AG (Group Center)
RWE Power
RWE Energy
RWE Innogy
RWE Trading
RWE Thames Water
RWE Umwelt
RWE Systems
Non-Core Business
Generation
Upstream Gas & Oil RWE Dea
Renewables Harpen
Regional Energy Companies
Transmission Grids (Electricity/Gas)
Solutions RWE Solutions
Generation
sales npower
Renewables National Wind Power
Regions
Regions
Heidelberger Druck-maschinen
HOCHTIEF

These measures provide us with €500 million in additional annual cost-savings potential, which will be fully realized by 2006.

The new management companies

* 188

RWE Power is our upstream business.

RWE Power acts as the Group's upstream* business. This is where we grouped the power plant portfolios of the "old" RWE Power, RWE Rheinbraun and Harpen, the lignite mines and RWE Dea's gas and oil production.


186

RWE Energy is our downstream business.

RWE Energy is the downstream* business for our electricity, gas and water sales in Continental Europe. The company unites RWE Plus' sales activities, RWE Net's grid operations, RWE Solutions' industrial customer business, and our Continental European gas activities. Furthermore, RWE Energy is responsible for the lion's share of our German water business. Six regional integrated energy companies in Germany and another six in the rest of our Continental European markets operate under RWE Energy. We have also set up dedicated companies for the long-distance transmission of electricity and gas in Germany and the Czech Republic.

RWE Innogy manages our UK electricity and gas business.

RWE Innogy continues to be the management company in charge of our UK electricity and gas business, recognizing that this market is largely separate from the Continent. RWE Innogy's trading business was transferred to RWE Trading as of January 1, 2004. By combining back-office and administrative functions with our water utility RWE Thames Water, we will realize €100 million in savings by 2006. In addition, plans exist to merge the customer service units' key functions. In so doing, we aim not only to cut costs, but also to establish the basis for selling electricity and gas to water customers. The UK market is more favorable for cross-selling to residential and commercial customers than the German market, where gas is only sold by the local supplier.

RWE Trading is the RWE Group's hub for all tradable commodities* such as electricity, gas, oil and coal, and has the same status as our major management companies. It plays an increasingly important role as risk manager with its indispensable role as internal arbitrator.


186
*

RWE Trading: broker for all tradable products.

RWE Thames Water continues to be the management company responsible for our water business. Since January 1, 2004, the company has been working with a leaner structure. It now focuses on two instead of four key markets: "Americas" and "Europe," which comprise the core business, and focus on regulated business in North America and the UK. General functions will be merged. Activities outside the two key regions remain in the "International" business segment. With its new organizational structure in place, the water business will be able to cut costs by €60 million by 2006.

RWE Thames Water will focus on Europe and Americas.

RWE Umwelt continues to spearhead the Group's environmental services. Since it had little synergy potential, this division was not included in the reorganization. As in the past, **RWE Systems** is our internal service provider.

Management processes adapted to new structures

Group management also reflects the new structure. Tasks handled by the Group Center, the former holding unit, are now limited to major management processes. This will allow us to trim the holding company's headcount by about a quarter. We created the Group Business Committee (GBC). In addition to the Executive Board of RWE AG, this body includes the CEOs of our management companies and of RWE Dea. By establishing the GBC, we laid the groundwork for making joint decisions in strategic and operating matters. This promotes the acceptance of measures and their implementation in the Group companies. In addition, it makes our management processes faster, more effective, and more international. Furthermore, we took advantage of the reorganization to improve and streamline operating management.

The integration of our acquisitions was one of the key issues for the RWE Group in the 2003 fiscal year. Our new Czech gas business has already contributed positive value—three years ahead of schedule.





Prague, Naprstkova 7, Friday, March 14, 2003, 7 p.m.
Gas: 8.7 kilowatts per hour, 76,212 kilowatt hours supplied per year.

Focus on consolidation and organic growth

Following three years of realignment, restructuring and acquisitions, in fiscal 2003, we concentrated on consolidating our competitive position. Integrating acquired companies and establishing a more integrated network of companies by giving the Group a new structure were at the top of our agenda. At the same time, we reduced net debt significantly. Operating results jumped 23%. This was primarily due to consolidation effects and the strong performance delivered by our electricity and gas businesses.

Cyclical recovery in RWE's key markets: economy gradually improves

After getting off to a weak start in 2003, the world economy regained its composure mid-2003. The rapid conclusion to the Iraq war also contributed to this development. Since then, investors and consumers have gained more faith in political and economic stability. Moreover, extremely low interest rates and the economic resurgence in the US have triggered positive stimuli throughout the world. Most eurozone countries are now back on track for expansion. However, the euro's strength is hampering exports.

Germany's economy was slow to pick up, but the UK continued to rank among the EU's strongest growth regions.

Germany, RWE's biggest market, saw its economy recover somewhat in the fall, following three years of stagnation. Both manufacturing and services began creating value again. But due to the poor first three quarters, real gross domestic product (GDP) was slightly down year-on-year. Conversely, the UK, RWE's second-largest market, withstood the weak world economy quite well, thanks to robust domestic demand. GDP was up 2.1%, making the country one of the EU's strongest growth regions.

EU accession countries in central Eastern Europe also ramped up production. Private consumption was the main driver of stable growth, owing to the rise in discretionary income. Increases in productivity led to a rise in exports primarily in the manufacturing industry. Poland's economy displayed especially dynamic development. By contrast, growth in Hungary slowed down following a boom.

The US posted the strongest growth among major industrialized nations. Expansionary fiscal policy, low interest rates and a rise in corporate profits led to a substantial increase in consumption and investment in the second half of the year. Furthermore, the weak dollar boosted exports. US GDP was up a real 3.1% despite the fact that the first two quarters were weaker than the last two.



Economic development of RWE's sectors:
energy consumption higher due to the weather

German and UK electricity consumption was up 1.5%.

Extreme weather conditions stimulated demand for electricity and gas in our major European markets. In some cases, positive cyclical trends also contributed to the rise in energy consumption. In Germany, demand for electricity was up 1.5%. Since a number of European power plants in several neighboring countries had limited availability due to the extremely hot temperatures and dry summer, Germany's electricity industry was able to step up exports considerably. Power generation advanced by as much as 3%. As a result of the cold winter, German gas consumption was 4% up year-on-year.

UK electricity consumption also grew 1.5%. Retail and commercial customer demand for gas was also up, due to the cold winter. In contrast, power generators used less gas owing to high gas prices. In sum, 2003 consumption was roughly on par with the previous year.

Markets in which we do business in central Eastern Europe painted a different picture. In Poland, demand for electricity grew 5%, predominantly as a result of the economic upswing. Demand in Hungary was just 2% higher year-on-year and stagnated in the Slovak Republic. Structural change and industrial modernization dampened growth in Hungary and Slovakia. Gas consumption was marked by the cold winter, rising 6% in the Czech Republic and more than 10% in Hungary.

German and UK electricity wholesale prices rose considerably.

The trend towards higher prices on Europe's electricity markets observed in 2002 picked up speed. This development was driven by the heat wave last summer, which depressed power generation and stimulated additional demand as people stepped up the use of air conditioners. Power outages in several countries and a considerable decline in reserve capacity in German power plants fed the fear of supply bottlenecks. These factors caused futures prices to rise. In Germany, forward contracts for power deliveries due in 2004 became increasingly more expensive over the course of the year under review. However, they started to decline marginally at year-end. Compared to the previous year, on average, 2003 forward* prices for base-load* and peak-load* power were up 18% and 26%, respectively. Electricity prices in the end-consumer segment advanced about 8%.


* 186


* 186


* 187

Wholesale prices on the UK market also increased significantly late in the year. One-year forwards for base-load power jumped 15% on average. One-year forwards for peak-load power grew 24% year-on-year. Prices on the UK end-customer market were affected by the low futures prices in 2002, but showed a clear upward trend towards the end of the year. Averaged over the year, prices for industrial customers were some 5% down on the previous year, with household customers recording a 1% increase.



The world oil market was characterized by extremely high prices. A barrel* of Brent crude cost an average of US$ 28.84—16% up year-on-year. Converting Brent prices to euros, however, results in a 3.5% decrease over the previous year, owing to the weakness of the dollar. At the beginning of the year, political crises in several production regions drove up prices, which peaked at over US$ 32. This was most pronounced in the Middle East. After the rapid conclusion of the Iraq War, the price fell to less than US$ 25, only to rebound significantly as the year wore on. Gas import prices, which lag oil prices by six months, followed this trend. Gas deliveries to Germany cost about 5% more, rising to €12.2 per megawatt hour on average. Euro prices for Czech imports showed a similar development. In the UK, which covers the bulk of gas demand with domestic production, prices on the spot market* increased by 15%.



The significant need for investment in UK and US water infrastructure offers us long-term growth potential.

The market for regulated water and wastewater services continued its stable trend. Cyclical indicators generally have little impact in this branch of industry. Thanks to the significant need for investment to improve water infrastructure, Europe and the USA, both of which are our core regions, have long-term growth potential. The regulatory framework for the five-year regulatory period beginning in 2005 in the UK are under negotiation. To date, indications are that returns may improve in comparison to the current period. Unfavorable weather-related influences in numerous states depressed the earnings of US water utilities. Private sector participation is still sluggish in Germany's highly fragmented water market, which principally consists of local water utilities.

Germany's waste management market is marked by a significant decline in revenue and pressure on margins from commercial customers and municipal utilities.

Due to the weak economy and uncertainty surrounding framework conditions, Germany's waste-management sector saw sales and margins decrease substantially in the commercial customer segment and in municipal waste-management services. This situation was compounded by the reduction in business volume from the German recycling enterprise "Duales System Deutschland" (DSD). Here, the main determinant was the introduction of a mandatory deposit on non-returnable beverage containers as of January 1, 2003. Uncertainty also rose in the sector due to the substantial delay in the new invitation for bids for DSD service level agreements.

Fiscal 2003 was a crisis-ridden year for the printing machine industry. Capacity utilization and, in turn, the printing plants' willingness to invest, were extremely low. This primarily affected the US and Germany, which are the Heidelberg Group's key markets. A slight recovery was observed in the second half of the year.

Leaner organizational structure—new reporting structure

The RWE Group changed its organizational structure* in October 2003. We will apply it to our reporting in this annual report for the first time. Whereas the disclosure in our interim reports was in line with our business areas, i.e. electricity, gas, water and environmental services, which are our core businesses, our report on fiscal 2003 as a whole will adhere to the new structure. To enable comparisons, we converted prior-year figures to reflect the new structure.


24

The following is a list of material changes:

- The Electricity and Gas Business Areas along with their ten management companies have been replaced with four divisions, which we will cover in detail in our segment reporting: RWE Power, RWE Energy, RWE Innogy and RWE Trading. The diagram below depicts the new divisions RWE Power and RWE Energy. We transferred the majority of RWE Thames Water's Continental European water business to RWE Energy. Since this transaction was only concluded on January 1, 2004, it has not been considered in this annual report. The same holds true for the incorporation of RWE Innogy's energy trading business into RWE Trading. Therefore, both of these areas will be treated based on the old structure.

- The Water Business Area is now the RWE Thames Water Division, to which no changes apply in 2003, as mentioned above.

- The Environmental Services Business Area, now known as the RWE Umwelt Division, and the non-core business, comprising Heidelberger Druckmaschinen and HOCHTIEF, were not affected by the reorganization. RWE Systems will continue to be stated under "Other/Group Center/consolidation."

New RWE Power Division


Pooling of Continental European power plants and upstream activities
RWE Power
RWE Rheinbraun
RWE Dea
Harpen

New RWE Energy Division


Electricity, gas, water and energy-related services from a single source
RWE Plus
RWE Solutions
RWE Gas
RWE Net
Continental European water activities
(excluding Berlin, Spain and Croatia)

Revenue by region RWE Group	2003	2002
Germany	51.1 %	60.0 %
UK	18.6 %	13.9 %
Rest of Europe	16.0 %	13.3 %
Americas	10.5 %	8.7 %
Asia/Africa/Australia	3.8 %	4.1 %

Core businesses recorded a strong gain in revenue, but our non-core business saw revenue drop considerably.

Core businesses post 16 % revenue growth

Fiscal 2003 saw RWE generate €43.9 billion in external revenue. We were thus 6 % down on the previous year. Core businesses boosted revenue 16 %, whereas our non-core business recorded a decline of 70 %. Revenue was substantially affected by the following consolidation effects:

- RWE Energy's steep rise is partially due to the fact that the Czech gas activities included in its figures were only included for eight months of 2002. They were consolidated as of May 1, 2002. Revenue generated by our Czech gas operations totaled €1,887 million (previous year: €1,044 million). The Polish-based electric utility STOEN included as of January 1, 2003 contributed €354 million in revenue. Further growth was achieved through the first-time full consolidation of the Dutch-based gas utility Obragas effective July 1, 2002. Obragas recorded €290 million in revenue in 2003 (previous year: €121 million).

- RWE Innogy was included on a seven-month basis in 2002, because it was consolidated for the first time as of June 1. It generated €5,552 million in revenue (previous year: €3,562 million).

- American Water, the US-based water utility that is part of RWE Thames Water, was consolidated for the first time in January 2003, and contributed €1,555 million to revenue.

- CONSOL Energy, our US subsidiary in the RWE Power Division, was deconsolidated as of September 30, 2003. The hard coal and gas producer was included for the first nine months of 2003. CONSOL's revenue dropped from €2,256 million to €1,425 million.

- In the non-core business, the divestment of our refinery and service-station activities took effect on July 1, 2002. In the previous year, these activities had contributed €7,682 million to the Group's revenue in the first six months.

Net of all consolidation effects, Group revenue was roughly on par with the previous year. RWE Energy displayed strong growth, in contrast to the poor sales performance of Heidelberger Druckmaschinen. In 2003, the strength of the euro against both the US dollar and Sterling resulted in negative currency translation effects. RWE Thames Water, RWE Innogy and CONSOL Energy were the core businesses most affected. Currency translation effects in these businesses reduced revenue by roughly €1 billion. Revenue recorded by American Water, the US water utility that was not included in the previous year's corresponding period, was also negatively affected. Owing to our large-scale acquisitions, about half of our revenue (49%) now comes from outside Germany, as compared with 40% in 2002.

Every second euro of revenue comes from outside Germany.

A detailed description of the revenue trend by division is presented on pages 74 to 111.

External revenue €million	**2003**	**2002**		**+/-** in%
RWE Power	4,077	4,713	-	13.5
RWE Energy	21,842	18,664	+	17.0
RWE Innogy	5,552	3,562	+	55.9
RWE Trading	2,444	2,524	-	3.2
RWE Thames Water	4,249	2,850	+	49.1
RWE Umwelt	1,944	2,136	-	9.0
Total core business	**40,108**	**34,449**	**+**	**16.4**
Heidelberger Druckmaschinen	3,658	4,315	-	15.2
Total non-core business	**3,658**	**11,997***	**-**	**69.5**
Other/Group Center/consolidation	109	187	-	41.7
RWE Group	**43,875**	**46,633**	**-**	**5.9**

* Including RWE Dea's downstream business, which was divested as of July 1, 2002 (€7,682 million).

Double-digit growth in EBITDA and operating result


186

We again posted increases in EBITDA* and our operating result. Gains were achieved by our electricity, gas and water businesses both through acquisitions as well as through organic growth. This enabled us to more than compensate for the poor performances put in by RWE Umwelt and Heidelberger Druckmaschinen.

EBITDA € million	**2003**	**2002**		**+/-** in %
RWE Power	2,631	2,640	-	0.3
RWE Energy	2,750	2,213	+	24.3
RWE Innogy	850	457	+	86.0
RWE Trading	59	43	+	37.2
RWE Thames Water	2,018	1,457	+	38.5
RWE Umwelt	230	281	-	18.1
Total core business	**8,538**	**7,091**	**+**	**20.4**
Heidelberger Druckmaschinen	120	414	-	71.0
Total non-core business	**120**	**466***	**-**	**74.2**
Other/Group Center/consolidation	- 182	- 316	+	42.4
RWE Group	**8,476**	**7,241**	**+**	**17.1**

* Including RWE Dea's downstream business, which was divested as of July 1, 2002 (€52 million).

EBITDA improved 17 % to €8,476 million. Core businesses recorded a 20 % rise, mainly due to the aforementioned large-scale acquisitions. CONSOL Energy's deconsolidation as of September 30, 2003 had a counteractive effect. By contrast, EBITDA contributed by our non-core business was only about a quarter as high as in the previous year. Excluding all major consolidation effects, Group EBITDA advanced 3 %. Negative currency effects amounted to about -€270 million.

Reconciliation of EBITDA to the operating result € million	**2003**	**2002**		**+/-** in %
EBITDA[1]	8,476	7,241	+	17.1
- Operating depreciation and write-downs	- 3,130	- 3,018	-	3.7
EBIT[2]	5,346	4,223	+	26.6
+ Operating income from investments	205	281	-	27.0
Operating result	**5,551**	**4,504**	**+**	**23.2**

[1] Earnings before interest, taxes, depreciation and amortization.
[2] Earnings before interest and taxes.

We lifted the Group's operating result 23 % to €5,551 million. Here, the main driver was the earnings situation at our core business, which boosted the operating result by 27 % primarily due to consolidation effects. RWE Innogy contributed €714 million (previous year: €379 million) to the Group's operating result, with our Czech gas activities adding another €371 million (previous year: €179 million). American Water produced an operating result of €425 million. The sale of CONSOL Energy had a counteractive effect. In the nine-month run-up to its deconsolidation, the US hard coal and gas producer achieved an operating result of €171 million (previous year: €251 million). We posted 11 % growth in our core business without these one-off effects. Earnings power displayed by our German electricity and gas operations provided the basis for this. In contrast, our non-core business closed the period under review with an operating loss of -€109 million. Net of material consolidation effects, the Group improved its operating result by 5 %. Negative currency effects diluted the result by €165 million.

Net of all consolidation effects, core businesses improved their operating result by 11 %. Our German electricity and gas activities were the main drivers.

Operating result € million	**2003**	**2002**	**+/-** in %
RWE Power	1,682	1,574	+ 6.9
RWE Energy	2,046	1,615	+ 26.7
RWE Innogy	714	379	+ 88.4
RWE Trading	59	46	+ 28.3
RWE Thames Water	1,374	963	+ 42.7
RWE Umwelt	76	98	- 22.4
Total core business	**5,951**	**4,675**	**+ 27.3**
Heidelberger Druckmaschinen	- 118	158	- 174.7
HOCHTIEF (at equity)	9	28	- 67.9
Total non-core business	**- 109**	**180***	**- 160.6**
Other/Group Center/consolidation	- 291	- 351	+ 17.1
RWE Group	**5,551**	**4,504**	**+ 23.2**

* Including RWE Dea's downstream business, which was divested as of July 1, 2002 (-€6 million).

The following is a breakdown of operating results, with commentaries by division:

At RWE Power, the operating result was up primarily thanks to our German power generation activities.

RWE Power

The new RWE Power improved its operating result by 7 % over the previous year. This was principally due to the encouraging development of our power generation business, which boosted its operating result by 18 %. Here, we benefited from the steep rise in wholesale prices and additional cost-cutting. RWE Dea closed the reporting period with an operating result of €389 million, slightly up on the good level achieved in the previous year. Both high oil and gas prices as well as the rise in production were contributing factors. Negative effects stemming from the dollar's weakness were somewhat mitigated thanks to hedging. Harpen grew its operating result 49 % to €70 million. This was predominantly due to the expansion of distributed power and heat supply through the commissioning of new thermal power stations. Conversely, the operating result contributed by CONSOL Energy declined considerably, primarily due to its deconsolidation. This situation was compounded by negative currency translation effects to the tune of -€43 million.

RWE Energy improved its operating result significantly—through organic growth as well as new consolidations.

RWE Energy

Our earnings situation in the Continental European sales and grid business in the fields of electricity and gas improved considerably. The operating result posted by RWE Energy was 27 % up year-on-year. This is in part due to the consolidation effect of the takeover of the Czech gas business, Polish-based STOEN, and Dutch-based Obragas. But RWE Energy posted gains even without these one-off effects. The operating gain of 15 % is mainly attributable to our German electricity and gas activities, which benefited from the successful continuation of our cost-cutting program and our return-oriented sales policy. Our gas business displayed very strong development on the back of markedly higher margins.

RWE Innogy reduced its costs substantially and benefited from synergies with RWE Thames Water.

RWE Innogy

At €714 million, RWE Innogy's operating result was much higher than a year earlier. This was due to consolidation effects plus improvements in business. RWE Innogy's efficiency-enhancement program, which was launched in 2001, has achieved total annual cost savings of €140 million. This made a contribution to the rise in the operating result. Furthermore, the company has already benefited from synergies with RWE Thames Water. But currency exchange effects depressed the operating result by about €35 million. Power generation, power plant management and trading all performed better than expected.

RWE Trading

RWE Trading's operating result increased by 28%. This was primarily due to the significant increase in gross margins in the oil trading business and the rise in the operating result generated by electricity trading activities.

RWE Thames Water

Water activities saw their operating result climb 43%. This figure includes negative currency effects to the tune of €107 million. Earnings growth principally stemmed from the first-time consolidation of American Water. Our US water utility closed the reporting period with an operating result of €425 million. Denominated in dollars, its operating result was 16% up on the previous year, which was based on US GAAP figures reported for 2002. Improvements in efficiency largely offset the effect of unfavorable weather conditions. Net of consolidation and currency exchange effects, the water business would have grown its operating result by around 9%, mainly due to a higher contribution from the unregulated UK business.

The operating result recorded by RWE Thames Water rose primarily due to the first-time consolidation of American Water with organic growth also making a contribution.

RWE Umwelt

The RWE Umwelt operating result was down 22% owing to the difficult framework conditions in the German waste management industry. We had already announced this in our interim reports. Initial successes scored by the cost-cutting program that was launched in 2002 helped mitigate the impact. We raised the €50 million annual cost savings target to about €90 million in response to the mounting pressures on margins. More than €40 million of this goal was already realized in 2003.

RWE Umwelt saw its operating result decline even further due to unfavorable market conditions.

Non-core business

The earnings situation in our non-core business was characterized by the massive decline in demand for printing machines. Heidelberger Druckmaschinen's operating result was in the red for the first time. It declined by €276 million to -€118 million. HOCHTIEF, the investment in the construction industry accounted for using the equity method and considered in our consolidated financial statements based on its prorated net income, closed the year under review with an operating result of €9 million. At €28 million the previous year's figure included high tax-free capital gains from the sale of the real-estate company Monachia. Significant operating improvements were made. The European construction business regained its footing, and is back in the black after several years of losses. In 2003, however, HOCHTIEF was still adversely affected by a one-off charge for the devaluation of marketable securities held in special funds and the fact that deferred tax assets were not capitalized on tax loss carryforwards.

The Heidelberg Group closed the reporting period with an operating loss.

Value added nearly doubled





RWE's value rose again in 2003. We measure the extent to which we increase shareholder value by the Group's return on capital employed (ROCE*). In the year under review, this key figure was 10.4%. It thus clearly exceeded our capital cost of 9.0% before taxes*. The difference between these two values, multiplied by annual average operating assets, is the absolute value contribution, which is a key indicator used to measure the success of our activities. Group operating assets amounted to about €54 billion, which gives rise to €781 million in value added. This figure was nearly double that achieved in 2002 (€395 million). Main drivers were the strong improvement in value added by our electricity and gas operations. In addition, in 2002, we used capital costs of 9.5% as a basis. By reducing them to 9.0%, we have taken into account the increase in debt and the increased weighting given to lower-risk water activities. However, this adjustment was only made at the Group level. Capital costs allocated to our individual divisions—and consequently the "investment hurdles"—remained unchanged.

Value added by core businesses exceeded €1 billion. We thus surpassed our goal for 2003.

Core businesses contributed €1,053 million in added value, easily beating the target for 2003 and exceeding our own expectations. Excluding Innogy, we had set our sights on generating at least €1 billion in added value in the core business. We surpassed this target by some €100 million. Value added by the core business was up €358 million, or 52%, on the year-earlier level. RWE Power improved value added 36% to €614 million, with RWE Energy boosting its value contribution 75% to €805 million. By contrast, the first-time consolidation of American Water had a negative effect. Value added by RWE Thames Water was negative at -€312 million and it included the contribution of American Water (-€199 million). We plan for the water business as a whole to earn at least its cost of capital by 2005 and for American Water to reach the same target in 2006. Value added by RWE Innogy was slightly negative at -€42 million, showing an improvement year-on-year. Our UK energy business aims to at least recover its capital costs from 2005 onwards. Our Czech gas operations, which are part of RWE Energy in our new Group structure, already achieved this goal in 2003—three years ahead of schedule. They achieved a ROCE of 11.1% and added €38 million in value. As a result of the difficult situation on the German waste management market, RWE Umwelt fell markedly short of recovering its capital costs (-€71 million). Value added by Heidelberger Druckmaschinen deteriorated considerably: It totaled -€486 million, compared with -€225 million in the previous year.

RWE's value management: Goal-oriented control of all the Group's divisions

Key figures for value management in fiscal 2003	Operating result	Operating assets	ROCE	Capital costs	Relative value added	Absolute value added in 2003	Absolute value added in 2002
	€ million	€ million	%	%	%	€ million	€ million
RWE Power	1,682	10,176	16.5	10.5	6.0	614	450
RWE Energy	2,046	12,409	16.5	10.0	6.5	805	461
RWE Innogy	714	7,559	9.4	10.0	- 0.6	- 42	- 90
RWE Trading[1]	59	- 8	–	–	–	60	38
RWE Thames Water	1,374	21,076	6.5	8.0	- 1.5	- 312	- 93
RWE Umwelt	76	1,475	5.2	10.0	- 4.8	- 71	- 71
Total core business[1]	**5,951**	**52,687**	**11.3**	**9.3**	**2.0**	**1,053**	**695**
Heidelberger Druckmaschinen	- 31[2]	3,244	- 1.0	14.0	- 15.0	- 486	- 225
HOCHTIEF/other/Group Center/consolidation	- 282	- 1,970	–	–	–	214	- 16
RWE Group	**5,638**	**53,961**	**10.4**	**9.0**	**1.4**	**781**	**395[3]**

[1] RWE Trading is monitored using the RORAC concept (return on risk-adjusted capital).

[2] Includes €87 million in interest from sales financing at Heidelberger Druckmaschinen (previous year: €99 million).

[3] Includes -€59 million in value added by RWE Dea's downstream activities, which were divested as of July 1, 2002.

Increasing shareholder value lies at the heart of our strategy. Additional value is created when the return on capital employed (ROCE) exceeds capital costs. ROCE reflects the pure operating return of a company or business area. It is the product of dividing the operating result by operating assets.

We calculate our cost of capital* as a weighted average cost of equity and external capital. Equity capital costs cover the market's company-specific expectation of returns when investing in a RWE share over and above that of a risk-free investment. External capital costs are linked to long-term financing conditions in the RWE Group and allow interest on external capital to be classified as tax deductible (tax shield).


179

*

We calculate the Group's cost of outside capital by applying a pre-tax cost rate of 6.0%. The cost of equity capital is derived on the basis of an interest rate of 5.5%, which is customary for a risk-free investment, plus risk charges specific to the division or the Group. We do not derive the relationship between equity and external capital from the amounts carried on the balance sheet, but assume a ratio of 30:70 instead. In 2003, the RWE Group's cost of capital was thus 9.0% before taxes, as compared to 9.5% in 2002. Relative value added is the difference between ROCE and capital cost. Multiplying this figure by the operating assets results in the absolute value added, which we employ as a central management benchmark. The higher the value added, the more attractive a particular activity is for our portfolio. It is the most important criterion for evaluating capital expenditure.

Value added is also our yardstick for determining bonus payments for RWE Group executives. Beginning in 2004, we will also take free cash flow into account in determining the variable component of compensation.

Net income better than expected despite substantial charges

Net income after goodwill amortization was impacted by spending on external growth and losses incurred by Heidelberger Druckmaschinen.

The reconciliation of the operating result to net income fully discloses the impact of planned expenditure on our strong external growth. Our consolidated financial statements now include all major acquisitions—Innogy, the Czech gas companies and American Water—for the full year, including interest costs and goodwill amortization. Heidelberger Druckmaschinen's cyclically-induced poor earnings and the resulting restructuring costs left a clear mark. However, we offset a significant portion of these charges with book gains.

Non-operating result €million	2003	2002	+/- €million
Capital gains	1,024	1,264	- 240
Goodwill amortization	- 985	- 780	- 205
Other	- 589	366	- 955
Non-operating result	**- 550**	**850**	**- 1,400**

RWE's non-operating result declined considerably from €850 million to -€550 million. Changes were as follows:

- Although capital gains were down €240 million, or 19%, to €1,024 million, they still exceeded our expectations. In 2002, gains were exceptionally high as a result of the divestment of our stakes in the Shell & DEA Oil joint venture* and STEAG. In the year under review, we sold the first two tranches* of CONSOL Energy as well as our 40% shareholding in Stadtwerke Leipzig*.

* 187


49


49

- Goodwill amortization rose by €205 million, or 26%, as planned, and reduced the non-operating result by €985 million.

- Restructuring costs disclosed under "Other" increased significantly as a result of accruals for the exceptional cost of the Group's reorganization (-€250 million) as well as for efficiency-enhancement measures at RWE Thames Water and RWE Innogy. Furthermore, this item includes considerable restructuring provisions for RWE Umwelt and Heidelberger Druckmaschinen. Adjustments made to nuclear provisions added €1,200 million to earnings (in 2002, we released €987 million). This primarily resulted from the fact that we again had to reduce the annual escalation rate used to determine future expenditure on the disposal of nuclear waste in line with actual prices.

Financial result € million	**2003**	**2002**	**+/-** in %
Interest income	1,116	1,305	- 14.5
Interest cost	- 2,247	- 1,949	- 15.3
Interest result	**- 1,131**	**- 644**	**- 75.6**
Interest accretion to long-term provisions	- 1,558	- 1,602	+ 2.7
Other financial result	- 189	- 386	+ 51.0
Financial result	**- 2,878**	**- 2,632**	**- 9.3**

The financial result declined by 9 % to -€2,878 million. This was primarily due to the major acquisitions made in 2002 and 2003. Acquisition financing and the assumption of debt of the acquired companies are reflected in the increase in interest cost by €298 million to €2,247 million. The cost of the accrual of interest on long-term provisions is a non-cash item. The interest portion of this item totals -€1,558 million and thus accounts for more than half of the financial result. It was slightly lower than in the previous year. Income from asset management posted strong growth. This was due to higher share prices and the optimization of our bond portfolio.

Income before tax dropped 22 % to €2,123 million, mainly due to the steep decline in the non-operating result.

Income after tax was down 31 % to €936 million. Our effective tax rate was 56 %, taking goodwill amortization into account. The rise (previous year: 50 %) was largely a result of lower tax-free capital gains. Additionally, goodwill amortization was up. Goodwill amortization reduces income before tax, but not the tax burden. Excluding goodwill amortization, the effective tax rate was 38 %.

Due to the collapse in earnings recorded by Heidelberger Druckmaschinen, minority interests contributed a positive €17 million to the RWE Group's net income compared to the -€305 million achieved a year earlier.

At €1,938 million, net income excluding goodwill amortization was 6 % up on the previous year. This resulted in earnings per share of €3.45. Including goodwill amortization, net income was down 9 % to €953 million. The corresponding earnings per share are €1.69.

Our earnings per share excluding goodwill amortization increased by 6 %.

Commercial Income Statement €million	**2003**	**2002**	**+/-** in %
Income from operating activities	4,701	4,800	- 2.1
+ Income from investments	300	554	- 45.8
- Non-operating result	550	- 850	—
Operating result	**5,551**	**4,504**	**+ 23.2**
Non-operating result	- 550	850	—
Financial result	- 2,878	- 2,632	- 9.3
Income before tax	**2,123**	**2,722**	**- 22.0**
Taxes on income	- 1,187	- 1,367	+ 13.2
Income after tax	**936**	**1,355**	**- 30.9**
Minority interest	17	- 305	+ 105.6
Net income			
_Incl. goodwill amortization	953	1,050	- 9.2
_Excl. goodwill amortization	1,938	1,830	+ 5.9
Earnings per share (€)			
_Incl. goodwill amortization	1.69	1.87	- 9.6
_Excl. goodwill amortization	3.45	3.25	+ 6.2

Operating cash flow 11% down on the previous year's high level



Operating cash flow did not match the very high level achieved in the previous year due to one-off charges.

At €5,289 million, cash flows* from operating activities were down 11% from the previous year's exceptionally high level. Net of non-cash items, the operating result improved. But working capital was much higher than in the previous year, which included a positive one-off effect of €487 million from the deconsolidation of the refinery and service-station business. Furthermore, we had accrued considerable tax liabilities in 2002. The combination of capital investment and divestment in 2003 resulted in cash flows from investing activities of -€6,816 million, which was slightly less than half of previous year's figure. Cash flows from financing activities amounted to €1,639 million. The year-earlier figure was more than four times as high since substantial financial debt was assumed for our acquisitions. All in all, cash and cash equivalents rose slightly to €2,181 million.

Free cash flow totaled €927 million, reaching about half of the very high level recorded in the previous year. Besides the drop in operating cash flow, this was due to the €267 million rise in capital expenditure on property, plant and equipment.

Cash flow statement* € million	**2003**	**2002**	**+/-** in %
Cash flows from operating activities	5,289	5,933	- 10.9
Cash flows from investing activities	- 6,816	- 14,523	+ 53.1
Cash flows from financing activities	1,639	7,062	- 76.8
Net change in cash and cash equivalents	38	- 1,699	+ 102.2
Cash and cash equivalents at year-end	2,181	2,143	+ 1.8
Net financial debt at year-end	17,838	15,494	+ 15.1

Cash flows from operating activities	5,289	5,933	- 10.9
- Capital expenditure on property, plant and equipment	- 4,362	- 4,095	- 6.5
Free cash flow	**927**	**1,838**	**- 49.6**

* The complete cash flow statement can be found in the notes to this annual report on page 116.

Debt-reduction target clearly surpassed: net debt down to €17.8 billion at year-end

As of December 31, 2003, net financial debt amounted to €17.8 billion and was thus markedly lower than in the first half of the year when higher debt reflected new acquisitions. We easily exceeded our debt-reduction goal. Our target for the end of 2003 was €24 billion or less. Even our medium-term target of lowering debt below €20 billion by 2005 has already been met.

We significantly exceeded our debt-reduction goal for 2003, primarily due to the sale of the first two tranches of CONSOL Energy and the weak dollar and pound.

Net debt was up by €2.3 billion vis-à-vis December 31, 2002. This was mainly due to the acquisition of American Water early in the year. As a result of financing the purchase price and assuming the US water utility's debt, net financial liabilities rose by €8.5 billion. Other capital expenditure projects amounted to €5.3 billion, of which €4.4 billion went to property, plant and equipment and €0.9 billion were allocated to comparatively small financial assets. Furthermore, we distributed €895 million in profits. The main counteractive effect came from operating cash flow (€5.3 million). Proceeds from the sale of the refinery and service-station business to Shell amounted to €1.5 billion, and proceeds from the sale of the first two CONSOL Energy tranches amounted to €623 million. CONSOL's deconsolidation eliminated €490 million of net liabilities. The weakness of the dollar and pound was also to our advantage, as it caused net financial debt to drop by €1.9 billion. At year-end, the fair value of financial derivatives used to hedge liabilities against currency and interest-rate effects was €1.2 billion. Derivatives, however, are not factored into net debt.

We maintained our high *Single A rating in 2003* as well.

Leading credit agencies reaffirmed RWE's high credit rating. To secure our Single A rating, we control debt using generally accepted key rating indicators. The key parameter is the ratio of EBITDA to net interest. We set a minimum limit for this indicator of 5. In the year under review, EBITDA was 7.5 times higher than net interest. We were thus clearly above the lower threshold.

Balance sheet structure	12/31/03 €million	12/31/03 %	12/31/02 €million	12/31/02 %
Assets				
Non-current assets	62,406	62.9	61,577	61.4
Inventories, accounts receivable, etc.	30,230	30.5	28,960	28.9
Cash and cash equivalents	2,181	2.2	2,143	2.1
Deferred taxes	4,325	4.4	7,593	7.6
Total	**99,142**	**100.0**	**100,273**	**100.0**
Equity and liabilities				
Equity and minority interest	9,065	9.1	8,924	8.9
Long-term provisions	29,399	29.7	32,637	32.5
Other long-term funding	27,402	27.6	25,181	25.1
Short-term provisions and liabilities	28,750	29.0	26,965	26.9
Deferred taxes	4,526	4.6	6,566	6.6
Total	**99,142**	**100.0**	**100,273**	**100.0**

Balance sheet structure

The balance sheet total was down by €1.2 billion to €99.1 billion as of December 31, 2003. This was principally due to the deconsolidation of CONSOL Energy as well as the weaker dollar and pound. Our acquisition of American Water Works had a counteractive effect. With the takeover of this US water utility, non-current assets increased by €10.5 billion. This includes €3.2 billion in goodwill. Currency exchange effects and the deconsolidation of CONSOL Energy reduced non-current assets by €3.8 billion and €2.7 billion, respectively. Deferred tax assets decreased considerably. The €3.3 billion decline was a result of netting-out deferred tax assets against deferred tax liabilities in the same tax group and the deconsolidation of CONSOL Energy.

On the equity and liabilities side, liabilities rose by €2.9 billion to €44.1 billion. American Water added €4.4 billion, €2.5 billion of which resulted from the assumption of American Water's bonds. By contrast, the deconsolidation of CONSOL Energy removed €0.9 billion in liabilities from the balance sheet. The amount of our bonds increased by a net €2.2 billion. Provisions declined by €2.5 billion. This was largely due to the deconsolidation of CONSOL Energy (-€3.1 billion). Our acquisition of

American Water had a counteractive effect of €0.9 billion. Equity was slightly higher owing to the improvement in other comprehensive income*. Our capital-to-assets ratio rose from 8.9 % to 9.1 %.



Workforce down 4 %

As of December 31, 2003, the RWE Group's personnel headcount was 127,028. The workforce had thus shrunk by 4 %, or 4,737 positions, since December 31, 2002. Acquisitions and divestments caused the labor force to increase by a net 321 staff members. Changes in operating personnel caused the staffing level to decrease by 5,058 positions, 3,914 of which were in Germany.

Capital expenditure on property, plant and equipment up 7 %

In the year under review, capital expenditure amounted to €9,762 million and was thus 43 %, or €7,223 million down year-on-year. Capital expenditure on financial assets decreased substantially. At €5,400 million, it was less than half the previous year's figure, which, however, was exceptionally high as a result of the acquisition of the Czech gas activities and the UK energy company Innogy. In 2003, the single-largest portion of capital expenditure was dedicated to the acquisition of American Water Works (+€4,535 million). Capital was also spent by RWE Energy to increase our stake in Thyssengas from 75 % to 100 % and to purchase shareholdings in German municipal utilities.

Capital expenditure on financial assets decreased by 58 %. Capital spent on property, plant and equipment was up 7 % primarily due to consolidation effects.

Capital expenditure on property, plant and equipment amounted to €4,362 million and was thus 7 % up year-on-year. This was mainly due to consolidation effects in the RWE Thames Water, RWE Innogy and RWE Energy Divisions. RWE Power invested in the maintenance and optimization of power plants and lignite mines, but reduced its budget compared with the previous year. RWE Umwelt decreased its capital spending budget considerably as part of its cost-cutting measures. Detailed information on the development of capital expenditure by division is presented on pages 74 to 111.

Capital expenditure € million	2003[1]	2002	+/- in %
RWE Power	1,115	1,955	- 43.0
RWE Energy	1,652	6,388	- 74.1
RWE Innogy	215	134	+ 60.4
RWE Trading	4	30	- 86.7
RWE Thames Water	6,129	2,181	+ 181.0
RWE Umwelt	152	695	- 78.1
Total core business	**9,267**	**11,383**	**- 18.6**
Heidelberger Druckmaschinen	262	365	- 28.2
Total non-core business	**262**	**397[2]**	**- 34.0**
Other/Group Center/consolidation	233	5,205	- 95.5
RWE Group	**9,762**	**16,985**	**- 42.5**
_Capital expenditure on property, plant and equipment	4,362	4,095	+ 6.5
_Capital expenditure on financial assets	5,400	12,890	- 58.1

[1] Excluding loans to affiliates and investments; the previous year's figure has not been adjusted.
[2] Including RWE Dea's downstream activities, which were divested as of July 1, 2002 (€ 32 million).

With the completion of the American Water deal, we advanced to market leader in the regulated US water business.

Acquisition of American Water Works completed successfully

We completed the acquisition of American Water Works (now known as American Water) ahead of schedule on January 10, 2003. American Water Works shareholders, the SEC and all the US state regulators involved approved the deal. The purchase price was approximately €4.5 billion. Including assumed liabilities, the enterprise value totals US$ 8.6 billion. American Water is responsible for RWE's entire water business in North America and Chile.

We reduced net financial liabilities and provisions with the gradual divestment of our stake in CONSOL Energy.

Majority stake in US subsidiary CONSOL Energy sold

In May 2003 we announced that we were considering the partial or full divestment of our 73.6% shareholding in US hard coal and gas producer CONSOL Energy. The reasoning behind this was our decision to focus our energy activities on Europe. In the year under review, we reduced our interest in CONSOL Energy incrementally to 18.5%. To this end, we signed an agreement on September 18, 2003 for the sale of an initial 14.1 million of our 58 million shares in the company through a private placement, giving the underwriting bank the right to sell further shares. Concurrently, CONSOL Energy placed 11 million new shares privately. RWE's share in the company's capital stock thus dropped to less than 50%. In October, we decreased our stake via a private placement among institutional investors by an additional 27.3 million shares to 16.6 million shares (18.5%). Sales proceeds totaled €623 million. As a result of CONSOL Energy's deconsolidation as of September 30, 2003, net debt declined by about €0.5 billion (not including proceeds from the sale). Provisions shrank by some €3.1 billion. In line with the change in our US strategy, we discontinued our energy trading business in North America as well.

RWE now sole proprietor of Thyssengas

RWE Gas acquired Shell Petroleum N.V.'s 25% stake in Thyssengas in May 2003. This gives us 100% ownership of the German long-distance gas company, which has been consolidated in our accounts since 2002. Now that we have complete access to Thyssengas' gas imports and diversified gas procurement portfolio, we can strengthen our vertically integrated gas business. This will lead to further synergies in the fields of grid management, purchasing and administration.

Municipal utilities portfolio optimized

In North Rhine-Westphalia, RWE's strongest region in terms of revenue, we expanded our portfolio by acquiring stakes in the municipal utilities of Wuppertal (20%), Velbert (20%) and Remscheid (25%). The German Cartel Office gave us the go-ahead on the condition that we shed our interests in the municipal utilities of Leipzig (40%) and Düsseldorf (20%). Our strategic options in these two utilities have been limited due to their shareholder structures. We already sold our stake in the east German utility to LW Leipziger Versorgungs- und Verkehrsgesellschaft mbH, a subsidiary of the City of Leipzig, for €199 million.

€1.5 billion in proceeds from divestments

One of the key actions in fiscal 2003 was the sale of investments that are no longer a strategic fit for us. Proceeds totaled €1,530 million. Major deals included the reduction of our stake in CONSOL Energy, the sale of a 40% shareholding in Stadtwerke Leipzig and the following transactions:

- RWE Power: divestment of the 3.5% stake indirectly held by RWE Dea in Ruhrgas AG via Bergemann GmbH.
- RWE Energy: sale of the 34.9% shareholding in Czech electric utility Stredoceská energetická.
- RWE Innogy: divestment of the npower Communications telecommunications business.
- RWE Thames Water: sale of Subterra, a specialist in laying water and wastewater pipes in the unregulated UK water sector (revenue: €37 million).
- RWE Umwelt: divestment of more than 50 subsidiaries and joint ventures in Germany, Poland and Spain with combined revenues of €187 million.
- Real estate not required for operating purposes: by the end of 2003 we had realized approximately 81% of the sales planned, with a market value of €1 billion. €270 million thereof were divested in the year under review.

New organizational structure on schedule

New Group structure in full swing: management companies down to seven from 13, €500 million in annual cost savings and stronger customer orientation.

On October 1, 2003, our new Group structure was implemented. Center stage is taken by the implementation of our multi-utility strategy through the regional integration of our German electricity, gas and water businesses in Continental Europe. Our goal is to become more competitive by sharpening our focus on local customer needs, and to make processes more efficient. To this end, we combined our sales and network activities in the Continental European electricity, gas and water business and placed them under the new RWE Energy. Furthermore, we grouped our portfolio of power plants on the European Continent with our open cast lignite mining operations and our gas and oil production activities and placed them under the new RWE Power. RWE Trading acts as the Group's interface with the energy trading market, and is the hub for all internally traded commodities (electricity, gas, coal and oil). RWE Innogy continues to operate as the management company for our UK energy business and has transferred its trading activities to RWE Trading. RWE Thames Water is responsible for our core water markets in North America and Europe. However, it has transferred a significant portion of its Continental European business to RWE Energy. RWE Umwelt is responsible for the Group's environmental services. RWE Systems remains the provider of general services to the Group, focusing on IT, purchasing and real estate.

In sum, the reorganization enabled us to reduce the number of management companies from 13 to seven. It also gives us €500 million in additional cost savings potential every year, which we aim to realize fully from 2006 onwards. We have thereby lifted the cost-reduction target we set in connection with the reorganization by €200 million only a few months after implementing the new structure. By 2005, we will have cut some 1,000 positions in general functions through socially acceptable redundancy schemes. At the same time, we want to make use of the new structures to align ourselves with the future challenges associated with the deregulation of EU energy markets.

Green light for the integration of RWE gas into the new Group structure

As of January 1, 2004, we integrated our German gas business into RWE Energy's regional structure. This was made possible by the approval we received from RWE Gas' municipal shareholders, who held a 20.03 % minority share with blocking rights. In November 2003, we reached an agreement with them on the inclusion of RWE Gas in the Group's new structure. RWE Energy now carries full entrepreneurial responsibility for our Continental European gas sales and gas grid activities. In exchange, the municipal shareholders received a one-off lump sum payment of €100 million. Furthermore, they will receive a guaranteed annual dividend of €48 million from 2004 to 2008. With the dissolution of RWE Gas, the municipal shareholders will receive a 20.03 % stake in newly founded RWE Westfalen-Weser-Ems AG. This regional company belongs to the RWE Energy Division and has taken over the bulk of RWE Gas' German operations. In addition we agreed with the municipal shareholders that they would sell their shareholding to RWE Energy AG for €800 million with commercial effect as of December 31, 2008. All in all, compensation paid by us will have a total cash value of €900 million. By contrast, in the partial control agreement dated April 24, 2002, the municipal shareholders' prorated stake in RWE Gas was valued at €668 million. We are convinced the premium is worthwhile for us, because it gives us complete entrepreneurial control, which translates into substantial advantages in terms of market position and efficiency. This is one of the reasons we were able to raise our cost-cutting goal as mentioned above.

Having reached an agreement with RWE Gas' municipal shareholders, we have fully integrated the gas business into the Group's new structure.

€ million	Cost-cutting programs				Synergies from acquisitions	Total goal
	To date			Additional		
	2000–02	2003	2004	2004–06	2002–06	2000–06
	1,955	350	250	500	180	3,235

We have already realized 90 % of our cost-cutting program by the end of 2003, thus saving some € 2.3 billion in annual costs since 2000.

Cost-cutting target for 2003 met—additional potential tapped

In 2003, we successfully continued our cost-cutting program, which focuses on our German electricity business. In the fiscal year, we realized savings of €350 million, € 50 million more than planned. Initiated in 2000, the program aims to reduce annual costs by €2,555 million by the end of 2004. By the end of 2003, we had already realized €2.3 billion, thus achieving 90 % of the total goal.

The program does not include additional savings made possible by the Group's new structure. As a result of it, we will be able to lower annual costs even more. Savings of €300 million per annum were originally envisaged, coming into full effect from 2006 onwards. At the beginning of the new fiscal year, we raised this target by €200 million. Besides savings measures taken in the field of IT and in the energy business, we added a program dedicated to the entire water business. Here, we set our sights on enhancing efficiency and realizing synergies between RWE Thames Water and American Water.

The large-scale acquisitions made in the last few years have further savings potential. By pooling general back office functions at our two UK-based companies, RWE Innogy and RWE Thames Water, we intend to reduce costs by another €100 million per annum by the end of 2006. We plan to shave an annual €100 million off the cost base of our Czech gas companies, €80 million of which we plan to realize by the end of 2006.

In sum, annual potential savings by the RWE Group total about €3.2 billion per annum, and we intend to realize this potential completely by the end of 2006.

Management of procurement further optimized

Pool purchasing enables us to tap into new cost-cutting potential. Our new organizational structure will make it much simpler to bundle purchasing. As a result, we are better able to take advantage of our economies of scale. Excluding raw materials sourcing, our purchasing processes are coordinated by RWE Systems using an international supplier management system.

The quantity of hard coal purchased primarily for use as an energy fuel rose from 22 million metric tons of hard coal units* (HCU) in 2002 to some 25 million metric tons in the fiscal year. This includes coal procured for power plants which we deploy at our discretion on the basis of long-term agreements. RWE Power's hard coal usage rose by 2 million to 18 million metric tons of HCU primarily to compensate for generation lost due to the unscheduled downtime at Block A of the Biblis nuclear power station and because hard coal prices were lower in the first half of 2003 than in the first six months of 2002. Moreover, we purchased more electricity generated from hard coal from third parties. Hard coal usage by RWE Innogy rose by 1 million metric tons to 7 million metric tons of HCU due to consolidation effects.


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Our power generation operations benefited from cheaper coal prices in early 2003. Subsequently prices have increased sharply.

In the second half of 2003, the price of imported coal increased considerably. This is principally due to the combination of extremely high demand in China and limited sea freight capacity. Towards the end of 2003, hard coal spot prices were €60 per ton of HCU. Denominated in US dollars, the increase was even stronger. Prices set by the German Federal Office of Economic and Export Control (BAFA*), which play a major role as far as our long-term electricity purchasing agreements are concerned, tracked this rise. A ton of HCU cost approximately €38 at the beginning of 2003 and was some 24% lower year-on-year. By the fourth quarter, BAFA prices had risen about 20% to €46.


186 *

We continued to optimize our gas purchasing in the year under review. Procurement totaled 420 billion kWh—up 2% year-on-year. For the first time, we met more than 50% of our needs by purchasing gas directly from producers. Gas has become one of the most important primary energy sources in the RWE Group's procurement activities. On the whole, the price trend was stable.

Group-wide electricity purchases (excluding trading) totaled 82.5 billion kWh, with RWE Innogy accounting for 19.0 billion kWh.

We created a dedicated unit to oversee the Group's research and development activities. Pooling R&D projects enables us to make better use of our technological expertise.

Research and development highlights: efficiencies and emissions balance improved

Seeking to improve the coordination of our research and development efforts throughout the Group, we created the "Group Research and Development" unit as part of the Group's reorganization. Pooling our R&D activities allows us to make better use of our know-how and resources. Additional synergies can be tapped by more tightly interlinking projects involving two or more divisions.

Expenditure on research and development in the fiscal year amounted to €390 million, equaling the previous year's level. As in the previous year, the majority (81 %) was accounted for by the Heidelberg Group. This is because development cycles in the printing machine industry are much shorter than in the energy and water business. Furthermore, development projects in our commodity-based core business primarily aim to improve production processes rather than products. Cost optimization and the economical use of resources thus share the limelight. RWE Group development centers and production facilities employed a total of 2,688 people in R&D functions, 168 of whom worked outside Germany.

Development work in our core business is primarily done in cooperation with partner companies. We concentrate on projects that aim to enhance efficiency and improve the effectiveness of primary energy utilization in our power plants, thus contributing to lowering greenhouse gas emissions. Since power grids must cope with increasing loads, we constantly work on improving their capacity and reducing the occurrence of power outages by developing highly sensitive grid control systems. We are charting new waters in coming up with solutions to use natural gas in more environmentally friendly and energy-saving combined heat and power generation and air-conditioning systems. Our R&D activities in the water sector are mainly geared towards making use of innovative techniques with a view to ensuring secure and efficient supplies of high-quality drinking water and achieving the highest possible levels of environmental compliance in wastewater treatment.

Development work currently focuses on the following projects:

- Setting up a joint venture with Daimler Chrysler subsidiary MTU took us a step closer to launching a generation of stationary fuel cells on the market. This enabled us to marry MTU's technological engineering edge in the field of high-temperature carbonate fuel cell facilities with RWE's market experience. Our goal is to begin the series production of complete packages for especially environmentally friendly combined heat and power plants that work on a distributed basis. We are also working on alternative technologies for distributed power generation such as micro gas turbines and Stirling engines*.


188 *

- We are in intensive dialogue with international research institutes and manufacturers to analyze technological innovations in power grids. One of our projects is to engineer a superconductive short-circuit power limiter. This would allow the optimization of fault management systems to ensure rapid limitation of short-circuit currents to levels that are easy to manage. This year, we will conduct the first field tests on our medium-voltage grid.

- In light of the mounting need for air conditioning, we are testing low-output gas engine-driven heat pumps for use on the German market. The advantage they offer is that they enable the use of a single device for cool air in the summer and heat in the winter at extremely low investment cost.

- RWE Power is currently collaborating with RWE Umwelt to manufacture and use secondary fuels made of waste in select lignite and hard coal power plants. Here the major challenge lies in engineering the right fuel grade for each power station.

- We are continuing our tradition of financing promising innovations in our core business via the RWE Venture Capital Fund* with a budget of €50 million. One of the projects involved the development of a new method for the early detection of faults in high-pressure lines in our power plants, which allows the reduction of maintenance costs and shortens interruption of service considerably.


188 *

Uncertainty in the run-up to political decisions that will shape the energy sector

In 2004, we expect policymakers to make decisions that will shape Germany's energy sector for the long term.

Basic political conditions play a key role on utility markets. In Germany and the UK—our key markets—the future of the energy supply sector is about to be determined. As the debate on supply security and climate protection progresses, none of the market participants can be certain about the course that will be charted, because there are conflicts of interest. This gives rise to a host of risks for economies and the energy industry. Power outages in several countries in Europe and North America have proven just how urgently we need solutions that are feasible both economically and environmentally. As one of Europe's largest power utilities, we have significant responsibility in this discourse and play a proactive role when political decisions are made. This applies first and foremost to the four following political fields:

- **Regulation of electricity and gas markets**
  On August 31, 2003, the Federal Ministry of Economics and Labor (BMWA) published a monitoring report with proposals for a future regulatory framework for the German electricity and gas market. In its report, the BMWA favors a form of "lean" regulation, which promotes competition while ensuring a reasonable level of supply security. It is also in favor of regulating methods of calculating rates, but against the regulation of individual grid fees. The ministry envisions the German Regulatory Authority for Telecommunications and Posts (RegTP) assuming responsibility for this task. The required amendment to the German Energy Act is due to be approved in the summer of 2004 so that the regulator can become active on July 1, 2004.

- **Emissions trading**
  In July 2003, the European Parliament and the European Council reached an agreement on the fundamentals of a system for trading greenhouse gas emissions. January 1, 2005 is the official starting date. The goal is to ensure that the EU is capable of complying with the climate protection commitments entered into within the scope of the Kyoto Protocol*. Companies that reduce greenhouse gas emissions by making use of environmentally friendly technologies or by modifying manufacturing processes will be entitled to sell surplus emissions allowances. Conversely, companies whose emissions exceed the allowances that have been allotted to them will have to purchase emissions allowances to make up the difference. Initially, the European emissions trading system will include CO_2 emissions from power and heat producers as well as from industrial enterprises. EU requirements must now be included in national allocation plans (NAPs) in the individual member states*. NAPs will detail the allotment of emissions allowances to companies and production facilities. Reliable assessments of the economic

The EU emissions trading system will be launched in January 2005. It aims to reduce carbon dioxide emissions.

*

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* 63

impact that the emissions trading system will have on the RWE Group (especially as far as budgeting and investment projects are concerned) will only be possible once the distribution of emissions allowances has been definitively determined by the allocation plans. EU member states are required to submit their national allocation plans to EU authorities by the end of March 2004.

Amendment to the German Renewable Energy Act

In December 2003, the German Federal Cabinet approved its draft amendment to the German Renewable Energy Act. But it failed to pay sufficient attention to aspects of economic feasibility. Subsidies for wind energy and biomass-fired installations promote the unprofitable generation of electric power both short and long term. More than anyone else, energy-intensive industries continue to be put at a significant disadvantage as policymakers lift electricity prices. Promoting renewables-based energy thus continues to burden Germany as an industrial location.

Measures in the nuclear sector

The European Commission adopted a set of measures for the nuclear energy sector that includes far-reaching regulations for the treatment of provisions for the shutdown of nuclear plants and the disposal of radioactive waste. In its recommendation, the Commission suggested that nuclear power plant operators transfer their provisions for future nuclear waste disposal to a fund. This approach has been widely criticized by the industry and policymakers alike. After all, since plant shutdown and waste-disposal regulations have not yet been harmonized among member states, the Commission's draft legislation puts those power plant operators that have had to build relatively large financial provisions in the past at a disadvantage. In light of the intense discussions, the Commission announced it would submit a modified proposal by mid-April 2004. We believe that a solution must be found that takes into consideration the conditions prevailing in each member state.

RWE AG's net worth, financial position and earnings situation

RWE AG is the management holding company of the RWE Group. Through the Group Center, it performs general management tasks and optimizes the Group's structure. RWE AG's situation is largely determined by the Group's activities.

The financial statements of RWE AG, which have been issued an unqualified audit opinion by PwC Deutsche Revision Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, are published in the Bundesanzeiger (Federal Gazette) and filed with the Commercial Register of the Essen District Court. They can be ordered from RWE AG and are also available on the Internet.

Financial statements of RWE AG

The financial statements of RWE AG are prepared in accordance with the German Commercial Code and the German Stock Corporation Act. A brief overview is provided below:

Balance sheet of RWE AG (abridged) € million	**12/31/03**	**12/31/02**
Non-current assets		
Financial assets	42,735	32,498
Current assets		
Accounts receivable from affiliates	4,013	4,884
Other accounts receivable and other assets	321	204
Marketable securities and cash and cash equivalents	2,882	1,340
Total assets	**49,951**	**38,926**
Equity	4,440	4,176
Provisions	8,783	8,730
Accounts payable to affiliates	29,823	21,104
Other liabilities	6,905	4,916
Total equity and liabilities	**49,951**	**38,926**

Income statement of RWE AG (abridged) € million	**2003**	**2002**
Income from financial assets	2,554	2,736
Net interest	- 1,257	- 1,069
Other expenses and income	- 400	318
Profit from ordinary activities	**897**	**1,985**
Taxes on income	- 14	- 836
Net profit	**883**	**1,149**

RWE AG's net worth

The holding company holds the shares in the management companies. RWE AG handles the financing of the management companies. This is reflected in corresponding accounts receivable from and payable to affiliates. The increase in loans to affiliates is primarily due to the acquisition of American Water Works via the wholly-owned subsidiary Thames Water Aqua Holdings and the buyback of bonds issued by Innogy.

Provisions for pension obligations also include coverage for the vested benefits of subsidiaries' current and former employees. RWE AG is reimbursed for pension expenses by the companies concerned.

RWE AG's financial position

RWE AG's financial position is mainly characterized by the financing of the acquisition of Thames Water, Innogy, the Czech gas companies and by the acquisition of American Water Works, which was completed in the fiscal year.

As an attractive bond issuer on the capital market, RWE AG initiated a €20 billion debt issuance program. It had already successfully placed €18 billion of the total issue volume as of the balance-sheet date. €2 billion of the US$5 billion commercial paper program that was issued additionally were subscribed.

Dividend payment up 14%

RWE AG's net profit amounted to €883 million and was thus down on the previous year. €180 million was transferred to retained earnings. Distributable profit thus totaled €703 million.

In light of the company's sustained earnings power and the strong trend in its operating result, the Supervisory Board and the Executive Board of RWE AG will propose to the April 15, 2004 Annual General Meeting that a dividend of €1.25 per share be paid for fiscal 2003. This dividend proposal would cause the dividend to rise by 14% compared with the previous year. RWE thus continues to rank among the top DAX shares.

We will propose to the AGM that the dividend for fiscal 2003 be increased by 14% compared with the previous year.

Risk management

Identifying and monitoring risks via Group-wide reporting and controlling systems

In light of the progressive deregulation of energy markets and their increasing international reach, the RWE Group is exposed to a number of risks. To strike a proper balance between profit opportunities and potential losses in the long term, risks must be systematically included in the decision-making process in accordance with uniform Group standards. To that end, we have introduced a comprehensive risk management system. Most importantly, it fulfills the Executive Board's reporting duties pursuant to the German Controlling and Transparency in the Corporate Sector Act (KonTraG). Beyond complying with statutory requirements, it also promotes the continued development of a value-based risk culture within the RWE Group.

Continuous early detection and standardized recording, evaluation, control and monitoring of our risks are handled by the operational units and RWE AG's Group Center. Risks are evaluated according to their damage potential and probability of occurrence and aggregated at the divisional and Group levels. Here, a risk's damage potential is defined against reference variables, i.e. the operating result and equity capital of the business unit concerned or the Group as a whole. We can thus ensure a systematic and uniform analysis of our current risk situation throughout the Group, on the basis of which specific risk-control initiatives can be developed for the business units concerned. Our risk reporting scheme is fully integrated in our standardized budgeting and controlling process. The RWE Group's management and supervisory bodies are regularly informed of the current risk situation. The efficiency and efficacy of our risk management system is monitored by an internal controlling system and auditing teams and verified by the external auditor.

At present, there are no identifiable risks that could jeopardize the subsistence of RWE AG or the RWE Group.

We distinguish among the following risk categories:

- **Market risks**

  The companies of the RWE Group face purchasing and sales risks. Fuel supplies can pose substantial earnings risks since we generate electricity from fossil fuels such as hard coal and gas. We determine ensuing price risks using special evaluation models, while taking current forward prices and expected price volatility into account. We constantly improve procurement processes and use financial derivatives to mitigate risk. Additional market price risks arise from our petroleum and gas production operations. Existing price risks are reduced through the strategic use of financial derivatives as well as the steady reduction of production and development costs.

Our electricity and gas businesses face the price and sales risks resulting from the deregulation of electricity and gas markets. We address these risks with differentiated pricing strategies and appropriate marketing policies as well as with effective measures to cut costs. Heidelberger Druckmaschinen is faced with risks when the industry in which it operates fails to recover and when risks arise from increased price competition. These risks are addressed by engineering new products and implementing additional cost-cutting measures.

In energy trading, our primary goal is to limit earnings risks arising from price fluctuations on energy markets. Trading offers an opportunity to hedge future prices for energy sources as needed, thus creating a stable foundation for calculations. To a limited extent, trading is also undertaken to take advantage of price movements. Here risks can arise in the event of extreme market price fluctuations. Credit risks can also result from our trading activity if trading partners fail to meet their contractual obligations. The RWE Group's integrated trading and risk management system is firmly aligned with best practices as applied to the trading business. Specific risk benchmarks for market and credit risks are established on a daily basis. The RWE AG Risk Committee then sets limits that are continuously monitored.

In the German environmental services business, risks stem from the declining volume of business on the market and mounting pressure on margins owing to new laws and the invitation for bids to re-award service level agreements from the German recycling enterprise Duales System Deutschland (DSD).

Operating risks

We operate technologically complex and interconnected production plants all along our value chain. Earnings risks can arise from uninsured damage to our lignite mining equipment, production plants, or power plant components. Risks associated with possible downtimes in our power stations are addressed through high safety standards as well as audit, maintenance and servicing work carried out by qualified personnel. As appropriate, insurance policies can also limit possible effects of damage.

Financial risks

Within the scope of our operations, we are also exposed to interest-rate, currency-exchange and price-fluctuation risks. We hedge against such risks by using non-derivative and derivative financial instruments, among others. A more detailed description of these activities can be found in the notes to the consolidated financial statements*. Range of action, responsibilities and controls are set forth in internal guidelines to which our group companies are obligated to adhere.


* 156

Business environment risks

The constant changes in our political, legal and social environment can pose income risks. Considerable risks may arise for the RWE Group in connection with the high proportion of power generated in our portfolio by lignite and hard coal power plants since the EU decided to introduce a greenhouse gas emissions trading scheme. We are mitigating these risks by taking measures to lower specific CO_2 emissions even further and to make our portfolio even more flexible by investing in our power plants. In the political arena, we are helping to shape the future emissions trading scheme. Our primary goal in this lobbying work is to ensure that we receive the amount of emissions allowances that we need. Furthermore, we are dedicated to ensuring that regulations remain effective over the long term and that they provide us with a stable and reliable framework for making future investments.

Raw materials production and power generation activities might be curtailed by risks arising from approval processes for our opencast mines and nuclear power plants. We prepare our applications for approval with great care and ensure that the approval processes are handled competently in order to minimize such risks.

* 186

In the grid business, risks are associated with the increasing cost of balancing power*. Furthermore, the introduction of a regulator for the electricity and gas markets is a source of uncertainty. This may cause increased pressure on grid fees in Germany. We address such risks by engaging in in-depth dialogue and bringing our expertise into play.

Risks faced by the water business result from regulatory decisions in the UK and the US, which are a permanent part of the political process.

Events after the close of the fiscal year

The UK government has specified how it intends to allocate CO_2 emissions allowances to energy companies through 2007.

CO_2 emissions trading: UK government publishes national allocation plan

On January 19, 2004, the UK government published its first draft national allocation plan (NAP). The NAP will regulate the allocation of CO_2 emissions allowances to UK plant operators in the first phase of the EU emissions trading scheme from 2005 to 2007. That draft proposes that RWE Innogy should receive 14.9 million metric tons per year in emissions allowances for this period. In 2002, the company emitted 23.5 million metric tons. This disparity is an example of how low the allocation to the energy sector is when compared to the rest of Industry. The UK government acknowledges that electricity prices are likely to increase, to reflect the extra costs of carbon mitigation. EU member states must submit the final drafts of their NAPs to the EU Commission by the end of March.

Germany's CO_2 emissions trading national allocation plan still pending approval

Early this year, political work for the establishment of a national allocation plan (NAP) in Germany entered the final round of decision-making. Some key issues were still unresolved in mid-February. One of the unanswered questions is how much in total emissions should be allotted. Another unresolved issue is whether new coal power stations will be allotted enough emissions allowances and whether to provide an option for transferring allowances from old plants to new facilities.

RWE Innogy sets the future course for the expansion of wind power capacity

In January 2004, RWE Innogy reached an agreement with two equity partners to jointly increase wind power capacity in the United Kingdom. Over the next three years, our UK power business will incorporate its existing plants and engineering projects into a joint venture, with ownership split equally among the three partners. The joint-venture company will have about £100 million in equity. Debt providers have already made binding commitments for £300 million in loans. The goal is to raise wind power capacity to 430 MW from its current level of about 220 MW. This joint venture will strengthen our competitive position in the field of renewables-based energy and limit the capital we need to invest.

Sale of stake in CONSOL Energy completed

In February we reached an agreement with investors to sell our remaining 18.5% interest in the US hard coal company CONSOL Energy. Proceeds from the private placement of the 16.6 million shares in CONSOL Energy totaled US$296 million. This corresponds to US$17.82 per share before deducting transaction fees. In sum, the divestment of our 58 million shares in CONSOL Energy generated proceeds of US$1,034 million.

Outlook for 2004

We expect the economic situation in our key markets to improve in 2004.

Continued economic recovery expected

According to forecasts made for the financial year currently underway, global growth should amount to 3%. Once again, the US economy will be the driving force. However, the USA's increasing foreign trade deficit also harbors economic risks. Countries of the European Monetary Union are expected to experience a moderate upswing. The strong euro, persistently weak demand on the EU single market, and high budget deficits hamper growth prospects. Germany's growth forecasts range from 1.4% to 1.8%. Great Britain's economy is set to increase its GDP by a robust 2.5%. Central Eastern European EU accession countries are likely to benefit from the improved economic situation in western EU member states and continue to record above-average growth rates.

At RWE, operating performance will continue to be our prime focus in 2004.

Sights set on operating discipline

Increasing profitability will continue to take center stage at RWE in 2004. RWE's substantially broader international positioning and the Group's new organizational structure must be reinforced and refined. Fiercer competition calls for operational discipline and further progress in customer orientation and cost optimization. Upcoming political decisions, which will have a substantial impact on our business, will require flexible action. Therefore, 2004 will be an important year in terms of establishing our future competitiveness. We will focus on the following points:

We intend to grow operating results organically by an average of at least 5% a year.

- **Organic earnings growth**
  Improving earnings from existing activities will be at the center of attention. We plan to increase our operating result organically by an average of at least 5% per annum in the years ahead. We anticipate a slight rise in our operating result in 2004, given the exceptionally high level achieved in 2003. Higher electricity prices, ongoing price negotiations in the water business and our continued cost-cutting program will help us achieve this goal. Rising hard coal prices represent a risk in 2004. No large-scale acquisitions are planned. But this does not rule out the possibility of rounding off existing competitive positions with small acquisitions.

- **Implementation of the new Group structure**
  We pointed the way to the future for our new organizational structure last year. Personnel transfers have largely been completed. Our gas activities have also been fully integrated. Fine-tuning of the structural rollout will last until the end of the year. More effective sales channels, faster implementation processes and achieving our cost targets are our priorities in this area.

- **Integration**

  The integration of the companies we acquired in the last few years is on schedule. We want to have all these activities start adding value to the Group by fiscal 2006. Since our Czech gas companies achieved this goal in 2003, earlier than anticipated, we will concentrate on the water business and our UK energy operations.

- **Cost cutting**

  We will achieve the goal established for the cost-cutting program that was launched in 2000 by year-end, trimming costs by some €2.6 billion. Concurrently, we will roll out the efficiency-enhancement program associated with the reorganization. Its original target was to reduce annual costs by €300 million by 2006. By taking additional measures in the German energy business and across the board in our water business, we lifted this target to €500 million.

We raised the cost-cutting target for the efficiency-enhancement program associated with the reorganization by €200 million to €500 million.

- **Restructuring**

  Improving performance is the top priority at Heidelberger Druckmaschinen and RWE Umwelt. We will continue to press ahead with the restructuring programs in these two companies.

- **Reducing net debt**

  We already achieved our goal of securing financial stability last year by lowering net debt considerably. Nevertheless, we will reduce our net debt even further. Our new ceiling for 2005 is €17 billion and replaces the old target of €20 billion. We determined the new target figure on the basis of the following currency ratios: €1 = US$1.20 or £0.70. Proceeds from the possible disposal of non-core businesses will give us financial flexibility to implement strategic measures that will increase value added.

We intend to reduce net debt to less than €17 billion by the end of 2005.

- **Portfolio streamlining**

  Heidelberger Druckmaschinen and HOCHTIEF are still on our disposal list. The market capitalizations of both companies have risen substantially. This should help facilitate disposal. We will shed more activities in the core business that are no longer a strategic fit.

Slight decline in Group revenue

External revenue is expected to record a moderate decline in 2004.

Revenue is expected to come in slightly down on the 2003's level of €43.9 billion. This is primarily due to the deconsolidation of CONSOL Energy. Net of consolidation effects, we expect to post a single-digit organic growth rate. Core businesses will generate added revenue, while our non-core business will see a continued decline.

Significant improvement in net income

We will post another increase in the Group's operating result over the very good figure recorded in 2003. We expect a single-digit growth rate. As mentioned previously, this forecast is based on the following exchange rates: €1 = US$ 1.20 or £ 0.70. On a comparable basis, i.e. excluding consolidation effects from the sale of CONSOL Energy, we expect the operating result generated by our core business to be on par with the high level recorded in 2003. We are confident that we will be able to compensate for unfavorable trends in hard coal and crude oil prices, currency exchange rates, and weather conditions. Furthermore, we expect the non-core business to be back in the black with its operating result.

Net income is expected to post double-digit growth.

Net income will improve considerably. The anticipated driving force is an increase in the non-operating result since we will not be burdened by the one-off charges incurred in 2003. The financial result will also rise. Net interest costs will decline as a result of lower long-term provisions. Therefore, we expect net income excluding and including goodwill amortization to post double-digit growth.

We want to lift ROCE to 11% by 2005.

Having achieved the added value targeted for 2003, we set a new goal for our value management. We aim to achieve ROCE of 11% for the Group as a whole by 2005. The former target was for the core business. Now that we have divested the refinery and service-station business and deconsolidated HOCHTIEF, our reorganization has progressed so much that we can apply our goals to the entire Group. Replacing absolute value added with ROCE will make it easier to compare RWE with its peers.

Earnings trend by division:

Net of the one-off effect from the deconsolidation of CONSOL Energy, we expect **RWE Power** to close 2004 with an operating result that is at least on par with 2003. Last year's figure benefited primarily from high oil and gas prices charged by RWE Dea and the low cost of procuring hard coal. This division's earnings performance will be affected by opposing trends. We anticipate being able to grow the operating result in our power generation business at least by single digits. This will be due principally to the recent significant rise in wholesale electricity prices. We have already sold forward most of the electricity we expect to generate in Germany in 2004. Negative effects will mainly come from hard coal prices, which are extremely high at present. Whereas the spot price of a metric ton of hard coal units averaged €43.7 in 2003, it had risen to €60.0 by year-end, and is currently trading at €64.4 on the spot market. Prices may increase even further. A rise in maintenance costs in the lignite-based power generation business is likely to raise our cost base. However, the impact of higher electricity prices is likely to outweigh these extra costs. The encouraging development in the power generation sector will be contrasted by a decline in the operating result from RWE Dea's upstream activities. We have secured the bulk of our 2004 oil sales through forward contracts. But if oil prices sink and the dollar weakens further, RWE Dea will close the financial year below the strong operating result recorded in 2003.

We expect **RWE Energy** to achieve an operating result that at least matches the 2003 level. The end-customer business will inject positive stimuli. Moreover, it is now certain that costs arising from German laws promoting renewable energy and combined heat and power generation can be passed on to all customers. We will continue to implement cost-cutting measures in all RWE Energy companies. So far, the mild winter has had an unhelpful effect in large parts of our supply area. As a consequence, gas sales will be lower year-on-year.

Excluding the currency effects and the transfer of the trading business, we expect **RWE Innogy's** operating result to match the high level achieved in 2003. In the first half of the year, we will lift our gas and electricity prices for household and commercial customers in the United Kingdom. We anticipate the synergy project with RWE Thames Water to make an increasing contribution to our operating result. Further development of renewables-based power generation will also have a positive impact.

RWE Trading took over RWE Innogy's trading activities as of January 1, 2004. Therefore, it is set to post double-digit growth in its operating result. RWE Trading expects to match 2003's high level without this consolidation effect.

We anticipate that **RWE Thames Water** will record another improvement in its operating result in the current fiscal year. We expect the growth rate to be in single digits. Currency effects may continue to be a burden. Earnings growth will be derived from organic growth. The operating result generated by our European operations in this division will improve owing to the cost reductions related to the aforementioned reorganization and synergies with RWE Innogy. Tariff adjustments in the regulated UK business will be made in 2005. American Water will grow its operating result primarily through its ongoing rate increases and improved efficiency. The rise in Berlin's water prices will also contribute to the gain in operating results.

The operating result achieved by **RWE Umwelt** in 2004 will fall short of the 2003's figure, despite even more intensified cost cutting. This will be due to the difficult market and the earnings shortfall from DSD business. This situation is compounded by goodwill amortization that will have an impact on income from investments.

Our **non-core business** will probably see a significant improvement in earnings in 2004. We expect Heidelberger Druckmaschinen to turn around the operating loss incurred in 2003 and make a positive contribution in 2004. The key factors will be the focus on the legacy business, cost cutting, and a resurgence in demand. The operating result from HOCHTIEF, accounted for using the equity method, is expected to be up year-on-year. This will be due principally to operating improvements in the German construction business and the absence of one-off effects that depressed the operating result in 2003.

Rise in dividend planned

Good news for our shareholders: We aim to increase the dividend payment for 2004 to 2006 by 15 % on average.

Our core business provides stable and high earnings combined with growth. We want our dividend policy to reflect this. Therefore, we aim to increase the dividend payment every year by 15 % on average for fiscal 2004 to fiscal 2006. RWE thereby will continue to aim for attractive and growing dividends.

Capital expenditure markedly down on 2003

We will again reduce capital spending significantly in the current fiscal year. Capital expenditure on financial assets is expected to total substantially less than €1 billion (2003: €5.4 billion). Having financed the acquisition of American Water Works in 2003, no further large-scale acquisitions are planned this year. Capital expenditure on property, plant and equipment will be pared down to about €4 billion (2003: €4.4 billion).

Procurement: imported hard coal fetches record prices

We expect the volume of fuel purchased in 2004 to decline. According to our forecasts, prices paid for imported hard coal will remain high. We have covered about half of our expected hard coal consumption by mitigating price risks with physical and derivative hedges. We anticipate prices for natural gas procured from third parties to remain stable overall, in light of the rather moderate development in euro-based oil prices in the second half of 2003. We aim to achieve savings in purchasing goods and services by stepping up our pool purchasing and calling for international tenders.

Employee headcount

In 2004, our workforce will continue to shrink as a result of the sale of peripheral activities. Furthermore, we plan to implement far-reaching operating job cuts. Labor force reductions will largely be carried out within the scope of the cost-cutting program initiated in 2000. In addition, we will cut jobs as part of the reorganization.

Risks arising from changes in political conditions

We expect policymakers to make decisions regarding emissions trading and the regulation of German electricity and gas grids in the next few months. Moreover, conditions governing the next regulatory period in the UK water sector are yet to be established. Decisions in both these areas will have a substantial impact on our future earnings.

Forward-looking statements

This annual report contains forward-looking statements regarding the future development of the RWE Group and its companies as well as economic and political developments. These statements are assessments that we have made based on information available to us at the time this document was prepared. In the event that the underlying assumptions do not materialize or additional risks arise, actual performance can deviate from the performance expected at present. Therefore, we cannot assume responsibility for the accuracy of these statements.

Promoting lateral thinking and action

Mastering change speedily is one of the unique challenges faced by our personnel management due to the new Group structure. This calls for swift, clear personnel-related decisions, potential-oriented executive resource development and market-tailored qualification measures.

Creating a leaner Group structure leads to personnel overlaps that we are eliminating in a socially acceptable manner.

Socially acceptable redundancy scheme

In 2003, RWE's human resource management work was significantly marked by the implementation of the Group's new structure. We were successful in cooperating with employee representatives to manage organizational changes principally involving the assignment of affected employees to new companies and organizational units. Companies directly affected by the restructuring have a combined labor force of more than 21,000 employees. As structures were streamlined, 1,000 jobs became redundant, most of which were in Germany. Our works councils are consulted intensively in order to make a socially acceptable selection of staff members subject to redundancy schemes. We established a central job placement office to help staff members explore career re-orientation options and coordinate retraining measures.

Executive resource development extends its international reach

A great deal more is asked of our executive resource development activities owing to the integration of the companies we acquired in the last few years. Cross-border thinking and action along with knowledge of other cultures are just as important as modern management methods are nowadays. Against this backdrop, in 2003, we created an additional tool for managing executive resource development with the introduction of the RWE International Leadership Program (ILP). The program affords select high-potential executives the opportunity to extend their managerial skill sets and share experiences with colleagues from other RWE Group companies. More than 100 executives will complete the new program this year.

Extended use of target agreements

Our recently introduced system for agreeing on targets for our management staff was so successful that we decided to apply the underlying principle of "delegating responsibility" to non-executive salaried staff in 2003. Now our salaried employees will be able to assess their personal contribution to the company's success by agreeing on performance targets and having their performance reviewed regularly, using the targets as a benchmark. By taking this step, we aim to promote employee initiative as well as make cooperation between managers and employees based on agreed goals more efficient.

Workforce FTE*	12/31/03	12/31/02	+/- in %
RWE Power	19,280	26,392	- 26.9
RWE Energy	42,655	42,246	+ 1.0
RWE Innogy	9,357	9,461	- 1.1
RWE Trading	397	518	- 23.4
RWE Thames Water	17,521	11,907	+ 47.1
RWE Umwelt	12,578	14,406	- 12.7
Total core business	**101,788**	**104,930**	**- 3.0**
_Germany	56,300	59,313	- 5.1
_Outside Germany	45,488	45,617	- 0.3
Heidelberger Druckmaschinen	22,036	23,460	- 6.1
Other, Group Center, consolidation	3,204	3,375	- 5.1
RWE Group	**127,028**	**131,765**	**- 3.6**
_Germany	72,191	76,202	- 5.3
_Outside Germany	54,837	55,563	- 1.3

* Converted to full time equivalent.

New system for evaluating management positions

A large number of executives were assigned new tasks and responsibilities in line with the Group's new structure. We thus changed the categories into which we subdivide our management positions. In the future, executive positions will be evaluated based on complexity and scope of responsibility, required leadership and interpersonal skills, and contributions made to the company's results. This will enable us to staff executive positions even more in line with the job profile and increases the flexibility we have in compensation as well as in fostering high-potential managers.

Offering opportunities, securing our future

We believe it is our social responsibility to open the door to professional life to as many young people as possible. Therefore, we train far more skilled workers than the Group needs. In light of the difficult situation on Germany's labor market, we decided to offer an additional 100 apprenticeships at short notice. As of December 31, 2003, 4,667 young people were in RWE training programs, 4,331 of which were in Germany.

We offered more apprenticeships in light of the difficulties encountered on the labor market.

Workforce decreases by nearly 4%

The RWE Group employed 127,028 people as of December 31, 2003. This represents a decline of 4% (4,737 positions) year-on-year. Company acquisitions and divestments led to a net addition of 321 employees. Operating personnel changes made another 5,058 jobs redundant, 3,914 of which were in Germany. Personnel figures are based on full time equivalent.

Sustainability high on priority list

Our products have become a fixture in daily life, thanks to the sophisticated generation and distribution processes that back them up. We assume a significant amount of responsibility for our society and environment—both as employer and "neighbor." Sustainability has thus become an integral component of our corporate strategy. Proof positive: our renewed inclusion in the Dow Jones Sustainability Index.

When protecting our climate, we bank on new reduced-emissions coal power plant technology.

Climate conservation is a top priority

Be it in ecological or social matters, our sustainability strategy, which is in a constant process of refinement, comes into play wherever we can derive the best benefit from our experience and core competencies and thus shoulder special responsibility. Climate conservation continues to feature high on our list of priorities. Power plant replacement give us considerable leverage in this regard, as exemplified by our new lignite-fired power station in Niederaussem. It produces about 3 million metric tons less CO_2 per year than its predecessor. Additional substitute plants in the Rhenish lignite mining region as well as new hard coal-fired power stations with much improved efficiency and the generation of electricity from natural gas represent important options in providing further protection for our climate. The economic feasibility of measures will depend largely on the national enforcement of the EU Emissions Trading* Directive via national allocation plans. Therefore, we will not be able to make definitive decisions on the construction projects before late 2004.


* 56

In 2003, we made substantial progress in expanding our capacity to generate electricity from environmentally-friendly, renewable sources. We increased it to 373 MW, surpassing the year-earlier level by 20%. This does not include the installed capacity of our run-of-river power stations (712 MW). At present, the most promising concepts envision the use of biomass as fuel or the building of wind power projects in select regions. We were active in both market segments in 2003. Harpen AG currently has four biomass power stations in operation or under construction. Located in Berlin-Gropiusstadt, the largest one will supply heat to 50,000 residents from the middle of 2004 onwards. At the end of 2003, RWE Innogy commissioned the first large UK offshore wind farm with a capacity of 60 MW off the coast of Wales, benefiting from the location's especially favorable conditions. Some of the best conditions for wind power plants can be found in Spain, where Harpen currently operates plants with a combined installed capacity of 119 MW.

Supply security, resource economy and landscape protection

Security of supply is another key issue for sustainable development. In 2003, the public became more aware of this aspect, following power outages in several European countries and the US. Providing our products reliably and at reasonable



Expenditure on environmental protection RWE Group	2003	2002
Air-pollution prevention	30 %	34 %
Landscape conservation	30 %	29 %
Water conservation	20 %	21 %
Waste disposal	13 %	13 %
Noise abatement	4 %	2 %
Restoration of contaminated sites	3 %	1 %
Total	**€ 375 million**	**€ 416 million**

prices over the long term is the main goal of RWE's investment policy. But this is only possible as long as basic political conditions are economically balanced. Nature and landscape conservation are further essential elements of sustainability. From recultivation projects in the Rhenish lignite mining region to the maintenance of water catchment areas in England, our environmental protection expertise makes a substantial contribution to making our business activities socially acceptable. Environmental protection measures taken in 2003 attracted about €375 million in capital expenditure.

The social dimension of sustainability

For RWE, sustainability also means taking on social responsibility.

To us, sustainability also means accepting social responsibility. Staying true to this credo, RWE Innogy enables needy UK residents to heat their homes under the motto "health through warmth." RWE Thames Water supports WaterAid, a charity that provides access to clean water in developing nations. The Group's Youth Foundation constantly promotes projects for professional qualification and the social integration of young people focusing on North Rhine-Westphalia.

RWE supports the "Global Compact" UN initiative

Staying true to our internationally oriented sustainability strategy, we joined "Global Compact," a United Nations initiative in December 2003. In so doing, we are making another clear commitment to contributing to the improvement of environmental protection, and labor conditions as well as the protection of human rights the world over.

Detailed information on these endeavors will be published in our Corporate Responsibility Report* in mid-April, which will replace our Environmental Report.


05

We pooled our skills in the upstream energy sector in Continental Europe and placed them under one roof: The new **RWE Power** generates electricity and produces lignite, gas and oil.



Dortmund, Schleefstraße 3, Thursday, April 17, 2003, 7 p.m.
Electricity: 32.1 kilowatts per hour, 281,196 kilowatt hours supplied per year.
Gas: 19.7 kilowatts per hour, 172,572 kilowatt hours supplied per year.





Results up due to price effects and cost-cutting

Effective October 1, 2003, we grouped RWE Power, RWE Rheinbraun, Harpen and RWE Dea to form a new division: RWE Power. As a result, with the exception of our UK power plants, all of the Group's upstream operations are now under one roof. Fiscal 2003 saw RWE Power lift its operating result by 7 % year-on-year.

Development of wholesale electricity prices in Germany
€ per MWh


Peak load
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Forward in 2002 for deliveries in 2003
Forward in 2003 for deliveries in 2004
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Month traded
2003

Over the course of the year, electricity prices on Germany's futures market rose by over 30 %.

Steep rise in electricity prices on Germany's wholesale market

The rate of price increase on Europe's electricity markets witnessed in 2002 accelerated in 2003. This trend was exacerbated by the heat wave in the summer which caused a big increase in demand for air-conditioning and hence, for electricity. At the same time, a number of power stations had to ramp down output because water levels were low and river water heated up considerably. Occasionally, this resulted in extremely high spot prices that also had an impact on the forward markets. Over the year, German forward prices for deliveries in 2004 rose by 34 % to €32.92 per megawatt hour for base-load power and by 36 % to €50.19 per megawatt hour for peak-load. Average prices were €28.03 per megawatt hour and €43.51 per megawatt hour, respectively, and were thus 18 % and 26 % higher than the previous year's levels. The increase in forward prices will have an effect on our electricity margins in 2004. Revenue from the electricity business in 2003 was affected by the developments on the futures markets in 2002. In that year, we recorded 5 % growth in base-load power prices and 10 % in peak-load prices. The further increases in 2003 reflect the rise in fuel cost and—above all—the drop in generation capacity.



Oil prices were high

Prices on the world oil market were also high in 2003. A barrel of Brent crude cost US$28.84 on average—a 16% increase over 2002 and 37% more than the most recent ten-year average. Converted to euros, however, Brent prices declined 3.5% year-on-year due to the weak dollar. Developments on oil markets have a significant influence on the price of natural gas in Germany, which normally lag heating oil prices by an average of six months via escalation clauses included in supply agreements. Due to the decline of the dollar, the increase in prices on world oil markets had a lesser impact on gas prices based on euros.

In 2003, crude oil prices were 37 % higher than the most recent ten-year average.

RWE Power **Power plant capacity by primary energy source** **As of December 31, 2003** MW	**Total**	**Germany**
Lignite	11,110	10,413
Nuclear	5,665	5,665
Hard coal*	10,023	10,023
Gas	5,190	4,200
Hydro/other*	3,691	3,469
Total	**35,679**	**33,770**

* Including capacities of power stations not owned by RWE that we can deploy at our discretion on the basis of long-term agreements.

Electricity: in-house generation slightly down on previous year

In the fiscal year, RWE Power generated 196.1 billion kilowatt hours of electricity. This corresponds to a 2% increase. We generated 192.5 billion kilowatt hours, or 98%, of this power output with power plants that are owned by RWE or whose deployment we can determine at our discretion based on long-term agreements. Commissioned in September 2002, the Niederaussem 1,000 MW lignite block added to the amount of electricity we generated. In-house generation, however, was dampened due to the unscheduled downtime of the Biblis A nuclear power plant. At the end of 2003, RWE Power's power plant portfolio had an installed capacity of 35.7 gigawatts at its disposal. Lignite is still our main source of energy, and accounts for approximately 31% of our capacity. Hard coal ranks second, representing 28% of capacity, followed by nuclear at 16%.

Sixty percent of RWE Power's generation capacity is based on lignite and hard coal.

RWE Power **Electricity production by primary energy source**	2003		2002	
Billion kWh	Total	Germany	Total	Germany
In-house generation	192.5	181.6	191.7	179.8
_Lignite	76.5	71.5	74.8	70.5
_Nuclear	36.9	36.9	42.6	42.6
_Hard coal*	55.1	55.1	50.5	50.5
_Gas	18.2	12.8	16.5	9.4
_Hydro/other*	5.8	5.3	7.3	6.8
Electricity purchased	3.6	3.6	1.5	1.5
Total	**196.1**	**185.2**	**193.2**	**181.3**

* Including electricity purchased from power plants not owned by RWE that we can deploy at our discretion on the basis of long-term agreements. This includes 38.4 billion kWh of hard coal and 3.0 billion kWh of hydroelectric and other power in the fiscal year.

Oil and gas production expanded

We stepped up gas and oil production in 2003. RWE Dea ramped up gas production by 8 % to 2,584 million cubic meters. We expanded our German production to satisfy the steep climb in demand. At 5.8 million cubic meters, oil production was 8 % higher than in the previous year. In Kazakhstan, we were able to take advantage of new local infrastructure to export more oil to market. The commissioning of new production in the German North Sea also contributed to the rise in sales volume.

Revenue down 13 % due to CONSOL deconsolidation

In the period under review, RWE Power reported €4,077 million in external revenue. Compared with the previous year, this corresponds to a 13 % decline. This was primarily caused by the deconsolidation of the hard coal and gas producer CONSOL Energy as of September 30, 2003. Revenue earned by the US company was lower in euros, partially due to the weak dollar. Higher wholesale prices were the main driver behind the advance in revenue in the German electricity business. RWE Dea posted marked gains, which, however, were principally a result of the fact that there was more external revenue than internal revenue. The company's operations benefited from the increase in prices and production volumes of oil and gas but suffered from the effect of the weaker dollar.

RWE Power
Key figures

		2003	2002[1]	+/- in %
External revenue	€million	4,077	4,713	- 13.5
Internal revenue	€million	5,173	5,357	- 3.4
Total revenue	€million	9,250	10,070	- 8.1
EBITDA	€million	2,631	2,640	- 0.3
Operating result	€million	1,682	1,574	+ 6.9
Return on capital employed (ROCE)	%	16.5	14.7	+ 12.2
WACC before taxes	%	10.5	10.5	–
Value added	€million	614	450	+ 36.4
Capital employed	€million	10,176	10,705	- 5.0
Capital expenditure	€million	1,115	1,955	- 43.0
_Property, plant and equipment	€million	1,065	1,377	- 22.7
_Financial assets	€million	50	578	- 91.3

		12/31/03	12/31/02	+/- in %
Workforce	FTE[2]	19,280	26,392	- 26.9

[1] Pro-forma.
[2] Converted to full time equivalent.

Results rise due to cost reductions and higher electricity prices

EBITDA earned by RWE Power totaled €2,631 million and was thus roughly on par with the year-earlier level. The operating result was up 7% to €1,682 million. Declining depreciation was the main reason the operating result development was better than EBITDA. Net of CONSOL, the operating result advanced by 14%. The German electricity generation business was the key driver for the improvement in the result. Absolute value added by RWE Power amounted to €614 million, significantly beating the previous year's figure of €450 million.

German electricity generation earnings continued to show considerable improvement.

RWE Power
Key figures by business unit

	Total revenue		External revenue		EBITDA		Operating result	
€million	2003	2002[1]	2003	2002[1]	2003	2002[1]	2003	2002[1]
Power Generation	6,332	6,248	1,182	1,382	1,572	1,425	1,052	890
RWE Dea	1,227	1,308	1,217	833	618	587	389	386
Harpen	264	257	253	242	115	89	70	47
CONSOL Energy[2]	1,427	2,257	1,425	2,256	326	539	171	251
RWE Power	**9,250**	**10,070**	**4,077**	**4,713**	**2,631**	**2,640**	**1,682**	**1,574**

[1] Pro-forma.
[2] Deconsolidated as of September 30, 2003.

The following is a breakdown of result trends by business unit:

- **Power Generation**: The operating result generated by this business unit, which comprises the former RWE Power and RWE Rheinbraun (excluding CONSOL), were 18% up on the corresponding figure recorded in the previous year. The positive trend in the German power generation business continued, due to the steep climb in prices on the wholesale market and additional savings realized by our cost-cutting program. Furthermore, we benefited from the fact that, in sum, purchase prices for hard coal were below the 2002 average, despite the significant rise seen in late 2003. However, the increase in the result was dampened by the rise in maintenance costs for lignite mines and power plants. This situation was compounded by the earnings shortfalls caused by unscheduled downtime at the Biblis A nuclear power station.

- **RWE Dea**: Our gas and oil production operations matched the high result posted a year earlier. This business unit's earnings situation was positively affected by the rise in oil prices and higher production volumes. The weak US dollar had a counteracting effect, which was partly offset by hedges that were concluded early on.

- **Harpen**: This subsidiary, which specializes in renewable and distributed power generation, boosted its operating result by 49%. Additional earnings were achieved primarily in the field of distributed power and heat supply through the commissioning of new thermal power stations.

- **CONSOL Energy** recorded a 32% drop in its operating result as it was consolidated for only the first nine months of 2003. Moreover, the operating result was diluted by €43 million owing to the weakness of the US dollar.

Capital expenditure down 43%

Capital expenditure on property, plant and equipment was down 23%. Spending on financial assets dropped to less than a tenth of the previous year's level.

In the year under review, RWE Power's capital expenditure amounted to €1,115 million, down 43% relative to 2002. Capital expenditure on property, plant and equipment declined by 23% to €1,065 million. The previous year's figure was affected by the construction of the 1,000 MW lignite block in Niederaussem. In 2003 the completion of a power plant for a customer in Duisburg-Hamborn and retrofitting measures implemented at the Biblis A nuclear block were major investments. Additionally, a considerable amount of capital was spent on maintenance work and property purchases in our open cast mining business. RWE Dea focused capital spending on the expansion of its oil and gas production in the North Sea. Capital expenditure on financial assets totaled €50 million, less than one-tenth of the previous year's level. RWE Dea recorded the most marked decline. In 2002, the company acquired the Scottish gas producer Highland Energy (renamed RWE Dea UK) and increased stakes in production concessions.

Oil and gas reserves 5 % down on previous year

At the close of 2003, our reserves were 145.2 million cubic meters of oil equivalent (OE). This figure only includes reserves whose future production can be classified as "proven" or "probable." Reserves decreased by 5 % compared with 2002. Based on new geological findings, we decided to assess portions of our oil and gas reserves more conservatively. Production in 2003 also contributed to the decline. At 86.0 million cubic meters of OE (previous year: 88.1 million cubic meters), natural gas accounted for just under 60 % of our reserves.

Outlook for 2004

Net of the effect of the deconsolidation of CONSOL, we expect RWE Power to show a 2004 operating result at least on par with the 2003 result. In 2003 important positive features were high oil and gas prices at RWE Dea and low hard coal purchase prices for generation. In 2004 these trends may reverse. Our power generation activities are expected to increase their operating result by at least a single digit percentage. They will benefit principally from higher wholesale electricity prices, secured by having already sold forward most of the expected 2004 output. However, we expect coal prices to be higher. The average spot price for a metric ton of hard coal units was €43.7 in 2003, reaching €60.0 by year-end and €64.4 today. Furthermore we expect maintenance expenses in the lignite-based electricity business to increase. Nevertheless, we expect the gain from higher electricity prices to outweigh these higher costs. In contrast to the positive outlook for power generation, we see the RWE Dea operating result coming under pressure in 2004. We have already hedged part of our crude oil sales, but a combination of falling oil prices and the weakening dollar are likely to cause the RWE Dea 2004 operating result to fall compared to 2003.

Excluding CONSOL, RWE Power's operating result will be at least on par with the previous year's level.

Here, focusing on the customer is our highest priority: The new **RWE Energy** is our sales and network company for electricity, gas and water on the European Continent.





Mülheim an der Ruhr, Dohne 10/12, Saturday, February 22, 2003, 4 p.m.
Electricity: 1.7 kilowatts per hour, 14,892 kilowatt hours supplied per year.
Gas: 8.5 kilowatts per hour, 74,460 kilowatt hours per year.
Water: 0.05 cubic meters per hour, 438 cubic meters supplied per year.

Electricity, gas and water from a single source

With the establishment of RWE Energy, we cemented our pledge to show "one face to the customer" in our organizational structure. This new division is responsible for our electricity and gas sales in Continental Europe. This comprises the sales and network activities of the former RWE Plus, RWE Net and RWE Gas as well as the business of RWE Solutions. Effective January 1, 2004, we integrated the bulk of our Continental European water business. Fiscal 2003 saw RWE Energy boost its operating result by 27 %.

Weather and economic effects led to a rise in electricity and gas consumption in Europe. Prices paid by some end-customers rose considerably.

Growth in Continental European energy consumption

Extreme weather conditions caused electricity and gas consumption on our major Continental European markets to rise in 2003. Cold winter weather led to an increase in demand for electricity for heating purposes and for natural gas. The summer heat wave drove up electricity consumption through the increased use of air conditioners. In central Eastern Europe, economic growth also made a contribution to the rise in energy usage.

Electricity consumption in Germany, our main market, was 1.5 % up year-on-year for weather-related reasons. Gas consumption rose 4 %. This was primarily due to the cold winter. The increase in the share of gas-heated homes helped to increase gas usage. Demand for electricity in our central Eastern European markets showed varied development: It rose 5 % principally for cyclical reasons in Poland, just 2 % in Hungary, and it stagnated in the Slovak Republic. Structural change and industrial modernization dampened growth rates in Hungary and Slovakia. Gas demand in the Czech Republic, our main gas market, climbed 6 %, with Hungary posting a jump of over 10 %. Once again, cold winter temperatures were the main drivers.

Electricity and gas prices in the end-customer market clearly up on previous year

Electricity prices paid by households and small commercial enterprises in the German end-customer business rose by an average of 5 %. Higher wholesale prices and the electricity tax hike as of January 1, 2003 were both reflected in this growth. Prices paid by industrial customers rose by 13 %. This is a segment where wholesale prices play an even larger role in the final price. As a result of the reduction of the electricity tax relief, state-imposed charges also increased disproportionately. Prices for power supplied to regional redistributor utilities increased 10 %. Prices also went up in central Eastern Europe. End-customers in Hungary and Poland had to pay 13 % and about 6 % more, respectively.

Prices on Germany's gas market, which normally track heating oil prices with a six-month lag, were affected by the increase in oil prices as well as the trickle-down



effect of the gas tax levied from January 1, 2003. Gas deliveries to private and commercial customers cost an average of 6% more than in the previous year. Prices paid by industrial customers were up 11%. Municipal and regional utilities paid 12% more. In the Czech Republic, gas prices are set by an independent regulator on a quarterly basis. This is largely done in line with oil prices on the world market and the relevant currency exchange rates. Average prices in the Czech end-consumer market were essentially unchanged compared with 2002 levels. In Hungary, end-consumer prices rose by 12% on average.

		2003		2002[1]	
RWE Energy Electricity sales volume/revenue		**Total**	**Germany**	**Total**	**Germany**
Electricity sales volume	billion kWh	167.1	147.5	168.8	154.9
_Private and commercial customers	billion kWh	38.6	30.2	35.9	30.5
_Industrial and corporate customers[2]	billion kWh	66.3	55.9	70.8	62.3
_Distributors	billion kWh	59.7	59.2	61.2	61.2
_Electricity trading	billion kWh	2.5	2.2	0.9	0.9
External electricity revenue[3]	€million	12,243	10,917	11,037	10,100

[1] Pro-forma.
[2] RWE Trading's industrial customers have been transferred to RWE Solutions as of January 1, 2004. They are not yet included in RWE Energy's figures.
[3] Includes €938 million in electricity tax (previous year: €729 million) and grid fees.

Electricity sales volume down 1% on previous year

RWE Energy sold 167.1 billion kWh of electricity in the period under review, falling just shy of the previous year's level. We will not sign new low-margin contracts, and adhere to our value-oriented sales policy. We gained 6.3 billion kWh through our acquisition of STOEN. The Polish-based electric utility was consolidated as of January 1, 2003. Net of this consolidation effect, electricity sales volumes were 5% down year-on-year.

We will not sign low-margin contracts and stick to our return-oriented sales policy.

By the end of 2003, RWE Energy and the companies in which it has shareholdings served 16.9 million electricity customers, 12.5 million of which were in Germany and 2.1 million of which were located in Hungary. Approximately 800,000 clients were added to the customer base in the Warsaw growth region via the acquisition of STOEN.

RWE Energy Gas sales volume/revenue		2003		2002[1]	
		Total	Germany	Total	Germany
Gas sales volume	billion kWh	286.4	169.1	232.4	169.3
_Private and commercial customers	billion kWh	76.7	32.5	53.6	32.1
_Industrial and corporate customers	billion kWh	102.0	46.5	78.1	45.6
_Distributors	billion kWh	107.6	90.1	100.6	91.6
External gas revenue[2]	€ million	6,365	4,331	4,927	3,866

[1] Pro-forma.

[2] Includes €956 million in natural gas tax (previous year: €552 million).

Consolidation effects and the cold winter contributed to the significant rise in gas sales volume in 2003.

Gas sales considerably higher

RWE Energy sold 286.4 billion kWh of natural gas, boosting its sales volume by 23% over the previous year. The rise was partly due to the acquisition of the Czech gas business: Transgas and our six fully consolidated Czech regional distributors sold 101.3 billion kWh of gas. Since these companies were consolidated effective May 1, 2002 for the first time, the previous year's figure was much lower, totaling 54.8 billion kWh. Additional growth stemmed from the inclusion of Dutch-based Obragas as of July 1, 2002. In 2003, this company achieved a sales volume of 8.0 billion kWh compared with 3.9 billion kWh a year earlier. Gas sales volumes increased by 2% even net of consolidation effects. This was in part due to the cold weather in the first quarter.

RWE Energy and the companies in which it has shareholdings currently supply 8.6 million customers with gas. In Germany and the Czech Republic, which are our main markets, we have 3.1 million and 2.7 million customers, respectively. In Hungary, we have 2.0 million.

Consolidation effects and higher electricity and gas prices led to 17 % revenue growth.

External revenue up 10% due to organic growth

In 2003, RWE Energy generated €21.8 billion in revenue. This corresponds to a 17% rise year-on-year. Drivers were the aforementioned one-off effects from the consolidation of the Czech gas business and of STOEN and Obragas. But there were also operating improvements. Net of consolidation effects, we boosted revenue by 10%. This was primarily due to the rise in electricity and gas prices in the end-customer business. Our German grid operations also recorded a surge in revenue, which principally stems from the fact that we passed on statutory levies for the promotion of renewable energy and combined heat and power generation. Moreover, we had to increase our network fees in order to compensate for the rise in the cost of balancing power. RWE Solutions lifted its revenue to €2,825 million (previous year: €2,452 million).

RWE Energy Key figures		2003	2002[1]	+/- in %
External revenue	€ million	21,842	18,664	+ 17.0
Internal revenue	€ million	555	459	+ 20.9
Total revenue	€ million	22,397	19,123	+ 17.1
EBITDA	€ million	2,750	2,213	+ 24.3
Operating result	€ million	2,046	1,615	+ 26.7
Return on capital employed (ROCE)	%	16.5	14.0	+ 17.9
WACC before tax	%	10.0	10.0	–
Value added	€ million	805	461	+ 74.6
Capital employed	€ million	12,409	11,538	+ 7.5
Capital expenditure	€ million	1,652	6,388	- 74.1
_Property, plant and equipment	€ million	1,000	946	+ 5.7
_Financial assets	€ million	652	5,442	- 88.0

		12/31/03	12/31/02	+/- in %
Workforce	FTE[2]	42,655	42,246	+ 1.0

[1] Pro-forma.

[2] Converted to full time equivalent (1 FTE = 1 full-time position).

EBITDA and operating result post double-digit growth

RWE Energy closed the year under review with EBITDA totaling € 2,750 million, posting 24 % growth over the previous year. The operating result was up 27 % to € 2,046 million. This is partially due to the aforementioned consolidation effects, with the first-time full-year consolidation of the Czech gas activities leading the way. They contributed € 371 million to the operating result. Excluding these one-off effects, the operating result increased by 15 %. We made operating gains primarily in our German electricity and gas business. RWE Energy lifted absolute value added by 75 % to € 805 million.

Operating result improved 15 % even without consolidation effects. Operating gains were primarily made in Germany.

RWE Energy Key figures by business unit in 2003* €million	External revenue	EBITDA	Operating result
German regions	13,849	1,835	1,469
_Northern	5,128	493	403
_Central	3,966	509	475
_Eastern	2,564	447	298
_Western	361	58	58
_Southwestern	1,158	210	156
_Southern	672	118	79
International regions	3,216	337	223
RWE Solutions	2,825	122	56
Electricity & gas transmission	1,831	689	552
Other/consolidation	121	- 233	- 254
RWE Energy	**21,842**	**2,750**	**2,046**

* Prior-year figures unavailable since—with the exception of RWE Solutions—all business units are new.

The following is a breakdown of developments by business unit.

German regions

RWE Energy manages its German operations via independent companies in the following six sales regions: Northern, Central, Eastern, Western, Southwestern and Southern. This subsumes all of the electricity and gas distribution grid and sales activities. We integrated our German water business into these regional companies with effect as of January 1, 2004. Only our investment in BerlinWasser will remain with RWE Thames Water. RWE Gas has also been included in our regional structure as of January 1, 2004. In the year under review, RWE Gas was still subsumed under the northern region, with the exception of its international investments and some German shareholdings. Our German regional companies increased their operating result to €1,469 million in 2003. This was principally due to the improvement in sales margins and reductions in costs in the electricity and gas business.

International regions

Our Continental European sales activities outside Germany are handled by regional companies in the Czech Republic, Hungary, the Slovak Republic, Poland, Austria and the Netherlands. They generated an operating result of €223 million. We benefited from consolidation effects stemming from the Czech regional distributors, Obragas and STOEN.

RWE Solutions

The operating result generated by RWE Solutions, a specialist for RWE Energy's industrial customers, improved to €56 million (previous year: €40 million). We posted gains especially in the industrial solutions sector. The largest contributions to the operating result were made in the field of nuclear services and in the electricity business with industrial key accounts. Both these units closed the reporting period up on the previous one.

Electricity and gas transmission

We include all our German activities associated with the ultra high-voltage grid with Transgas' gas transmission and import business and placed them under this segment. We included figures for the German gas transmission network with effect as of January 1, 2004. In the period under review, this segment generated an operating result of €552 million.

Capital expenditure: substantial decline following acquisitions in the previous year

In the year under review, RWE Energy spent €1,652 million—74% less than in 2002. This was due to the significant drop in capital expenditure on financial assets, which amounted to €652 million. The previous year's figure was exceptionally high owing to the acquisition of the Czech gas business, which involved €4.1 billion in capital expenditure. Furthermore, we had acquired majority stakes in STOEN and Obragas in 2002. This was contrasted in 2003 by acquisitions of smaller orders of magnitude, with the acquisition of the remaining 25% stake in Thyssengas and the purchase of a 49% stake in the Slovak power utility VSE taking center stage. Additionally, we invested in our German portfolio of municipal utilities, with the acquisition of stakes in the municipal utilities of Wuppertal (20%), Remscheid (25%) and Velbert (20%) playing a major role. The German Cartel Office approved these acquisitions on condition that we shed our investment in the Leipzig (40%) and Düsseldorf (20%) municipal utilities. Due to the shareholder structures of these two utilities, our strategic opportunities were limited. We divested our shares in the Leipzig municipal utility in the year under review. RWE Energy's capital expenditure on property, plant and equipment rose by 6% to € 1.0 billion. The bulk of capital spending went to measures to expand and upgrade the grid infrastructure.

Outlook for 2004

We anticipate that RWE Energy's operating result will close fiscal 2004 at least on par with the previous year's level. Positive stimuli will come from the end-customer business. Furthermore, we are now allowed to pass on costs incurred to comply with German laws for the promotion of renewable energy and combined heat and power generation to all customers. Cost-cutting measures will continue to be implemented in all of RWE Energy's companies. The mild winter in large parts of our supply area has dampened earnings so far. Therefore, we expect gas sales volumes to fall short of the high level recorded in the previous year.

RWE Energy expects its operating result to close fiscal 2004 at least on par with 2003.



RWE Innogy is responsible for electricity and gas sales in the UK where it is also one of the largest power producers.
RWE Trading trades electricity, gas, oil and coal throughout Europe and offers derivatives to hedge price risks.

Reading, Alpine Street 34/36/38/40, Wednesday, October 15, 2003, 3 p.m.
Electricity: 1.5 kilowatts per hour, 13,140 kilowatt hours supplied per year.
Gas: 9.3 kilowatts per hour, 81,468 kilowatt hours supplied per year.



Synergies between electricity and gas operations are a key success factor

RWE Innogy operates as an autonomous division under our new Group structure. In 2003, our UK energy business boosted its operating result by 88 %. This was primarily due to the fact that the company was fully consolidated for the first time, while in 2002 it was included for only seven months. During the year, RWE Innogy benefited from sales and cost synergies between our electricity and gas activities as well as from favorable price developments. Cooperation with RWE Thames Water has also already had a positive impact on earnings.


Development of one year forward electricity prices in England and Wales
£ per MWh
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Forward in 2002 for deliveries in 2003
Forward in 2003 for deliveries in 2004
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Month traded
2003

UK electricity futures posted double-digit price gains. This finally put an end to the downward trend observed until mid-2002.

Significant rise in UK electricity and gas prices

Robust economic growth and the cold winter stimulated UK energy consumption and demand for electricity rose 1.5 %. Natural gas consumption by households was also up, owing to weather conditions. Conversely, much less gas was used to generate electricity because gas prices were high. As a result, gas consumption in 2003 was roughly on par with the previous year. Gas and electricity prices advanced considerably. The recovery of the electricity wholesale market witnessed since the middle of 2002 accelerated. Buyers and sellers are beginning to recognize the tightening of capacity margins. In addition, coal prices have increased significantly since the middle of 2003. The average price of electricity forward contracts for 2004 rose 15 % to £ 19.26 (€ 27.32) per MWh for base-load, and 24 % to £ 25.29 (€ 35.88) per MWh for peak-load. Prices for customers reflected the low forward prices seen in 2002. Prices paid by industrial customers were about 5 % lower year-on-year, while prices paid by household customers advanced a mere 1 %. This was despite the fact



that suppliers have had to absorb higher costs related to UK government sponsored plans to encourage renewable energy. Gas spot market prices gained 15% averaged over the year. Price trends are increasingly being influenced by higher oil prices and the expectation that the UK will become a net importer.

Electricity production contributed to the Group substantially up

Mainly due to its inclusion in the Group for a full year in 2003, versus seven months in 2002, electricity generation doubled to 37.7 billion kWh. Total thermal capacity remained stable at 8,662 MW. RWE Innogy's production represented 11% of total UK generation. In 2003 we continued to operate our flexible power plant portfolio in such a way as to allow us to take advantage of market opportunities. To this end we optimized our power plant outage schedule. The UK government requires electricity suppliers to purchase an increasing percentage of their sales volumes from renewable energy sources. RWE Innogy plans to cover part of this quota with its own wind power plants, and has founded a joint venture with two equity partners to achieve this*. RWE Innogy has recently commissioned the 60 MW North Hoyle offshore wind farm off the coast of Wales, becoming the largest offshore wind farm operator in the UK.


63
*

RWE Innogy
Power plant capacity by primary energy source

Balance at: 12/31/2003

Hard coal	51%
Gas	29%
Oil	17%
Other	3%
Total	**8,662 MW**

RWE Innogy
Electricity production by primary energy source

2003

In-House generation 63.6%	
_Hard coal	55.9%
_Gas	42.9%
_Oil/Other	1.2%
Electricity purchased	36.4%
Total	**59.3 billion kWh**

Sales volume increased markedly

RWE Innogy sold 59.3 billion kWh of electricity in the fiscal year. This 57 % rise is due to the full year inclusion in the Group. Gas sales volumes climbed 86 % to 48.6 billion kWh. This even steeper increase reflects the fact that the figures reported for 2002 did not include the first quarter, the period of highest demand. The household and commercial customer base served by npower, RWE Innogy's retail energy supplier decreased somewhat. This reflects our strategy of focussing on higher value customers. As a result, the proportion of customers who regularly switch supplier fell. At the same time the number of dual-fuel customers rose to 1.2 million. npower currently supplies 4.3 million customers with electricity and 1.9 million with gas.

RWE Innogy **External sales in 2003** Billion kWh	**Electricity**	**Gas**
Private and commercial customers	24.9	39.1
Industrial and corporate customers	34.1	9.5
Others	0.3	–
Total	**59.3**	**48.6**

Revenue posts strong growth due to consolidation effects

In fiscal 2003, RWE Innogy generated €5,552 million in external revenue. Owing to consolidation effects, this corresponds to a 56 % increase over the previous year. Net of this exceptional effect, revenue was down 13 %, largely due to the adverse impact of currency translation from the pound sterling to the euro which reduced revenue by 9 % compared with the previous year. In contrast, we posted significant growth in revenue from electricity generation and energy trading.

RWE Innogy Key figures		2003	2002[1]	+/- in %
External revenue	€ million	5,552	3,562	+ 55.9
Internal revenue	€ million	89	–	–
Total revenue	€ million	5,641	3,562	+ 58.4
EBITDA	€ million	850	457	+ 86.0
Operating result	€ million	714	379	+ 88.4
Return on capital employed (ROCE)	%	9.4	8.1	+ 16.0
WACC before tax	%	10.0	10.0	–
Value added	€ million	- 42	- 90	+ 53.3
Capital employed	€ million	7,559	4,687	+ 61.3
Capital expenditure	€ million	215	134	+ 60.4
_Property, plant and equipment	€ million	215	134	+ 60.4
_Financial assets	€ million	–	–	–

		12/31/03	12/31/02	+/- in %
Workforce	FTE[2]	9,357	9,461	- 1.1

[1] Since RWE Innogy was consolidated for the first time as of June 1, 2002, it is included on a seven-month basis.
[2] Converted to full time equivalent.

Substantial contribution to the Group's operating result

RWE Innogy's EBITDA increased by 86% to €850 million principally due to the full year effect. The operating result rose 88% to €714 million, reflecting the consolidation and efficiency improvements. Drivers included RWE Innogy's existing synergy program, initiated in 2001, which has realised €140 million (approx. £100 million) of savings by the end of 2003, more than originally targeted. Moreover, we have already tapped potential synergies with RWE Thames Water. Electricity generation, power plant management, and the trading business all showed better development than expected. However, currency exchange effects reduced the operating result by about €35 million. Due to the goodwill from the acquisition of RWE Innogy, the UK power business' absolute value added remained slightly negative at -€42 million, as anticipated. Our goal is to at least match our cost of capital by 2005.

RWE Innogy increased its operating result considerably due to consolidation effects. In addition, the company benefited from improvements in efficiency.

Capital expenditure focussed on operating assets

In 2003, capital expenditure was only €215 million which demonstrated our tight control of capital. These funds were spent on property, plant and equipment exclusively. One of the most important projects was the construction of the aforementioned North Hoyle offshore wind farm.

Savings potential up €50 million—integration on schedule

*

By combining more general functions than planned, RWE Innogy increased its synergy potential with RWE Thames Water to €100 million. We intend to achieve this goal by 2006.

Over the course of the year under review, we raised targeted synergies between RWE Innogy and RWE Thames Water from €50 million to €100 million. We aim to realize them by the end of 2006. In this context, we have created a Shared Service Centre* which includes such back office functions as IT, procurement, personnel and finance. A number of other, smaller functions such as legal, insurance and corporate communications have also been integrated. RWE Innogy's and RWE Thames Water's real estate operations have been managed by a new subsidiary since May 2003. In due course we expect to have greater cooperation in the customer service activities of both businesses, leading to further efficiency and cross-selling opportunities. Furthermore, we are continuing to share best practice with RWE Power and RWE Energy. Here, the focus is on power plant optimization and sales.

As part of the Group's reorganization, RWE Innogy's trading operations were transferred to RWE Trading as of January 1, 2004. Nevertheless, there will continue to be close cooperation between the RWE Innogy's generation and sales businesses and trading, which will continue to play a pivotal role in RWE Innogy's integrated energy model. As part of the refocusing on core energy products, npower sold its telecommunications arm, which had 200,000 customers. Another non-core business, the Regenesys electricity storage system, was closed.

Outlook for 2004

Excluding currency effects and the transfer of the trading business, we expect RWE Innogy's operating result to match the high level of 2003. Proposed price increases for gas and electricity have already been announced and will take effect in the first half. We anticipate that the savings arising from the Shared Service Centre will make increasing contributions to earnings. Our increased involvement in the generation of electricity from renewables will also have a positive effect.

Trading business posts further growth

We defended our strong position on Europe's power trading market in 2003. The operating result was boosted 28 %. In our new Group structure, RWE Trading will continue to play a pivotal role, acting as risk manager and internal market place.

Global energy prices on the rise


31

Energy prices on world markets displayed a clear upward trend* in 2003. The unstable political situation in the Middle East and above-average demand for fossil fuels and iron ore freight capacity in China were the key determinants in the development of hard coal prices. Electricity prices in Germany and the rest of the European Continent reflected this development with 2004 forward prices posting a further considerable rise. Record-breaking summer temperatures, the mounting scarcity of power plant capacity and the rise in cross-border trades contributed to the increase in prices.

Robust growth in liquidity on the German power trading market

German power trading is growing again following a phase of consolidation.

The level of liquidity on the German electricity trading market recovered sustainably from the departure of American energy traders in 2002. This enabled the German electricity trading market to return to its growth course in 2003, following a phase of consolidation. Turnover on the futures and options market benefited from the entry of new players from the banking and oil sectors. Another key driver of growth in market liquidity on the German trading market was the successful introduction of OTC clearing products* on the EEX*.


187
186

External electricity sales volume up

RWE Trading stepped up wholesale electricity sales volumes significantly.

RWE Trading's sales to external electricity customers increased 27 % to 56.5 billion kWh. Higher sales of electricity generated by RWE in-house on the wholesale market were a key driver. By contrast, sales to key accounts slipped 8 % to 13.5 billion kWh. We lost customers in this segment to competitors due to our return-oriented sales policy.

Increase in proportion of derivatives trading



* 187

Volumes traded were significantly up year-on-year, totaling 1,055 billion kWh of electricity and 1,537 billion kWh of gas. This represents 32 % and 49 % growth, respectively. Oil trading volumes rose 46 % to 629 million barrel*, with coal posting an increase of 69 % to 73 million metric tons*. These figures include physical trades as well as the mounting share of trading with energy derivatives, which represents some 40 % of volume on the electricity trading market. Oil trading almost exclusively involves derivatives.

Slight decline in revenue

External revenue generated by the Trading Division amounted to €2,444 million and was thus 3 % down on the previous year. This was predominantly due to the decrease in revenue at Rhein Oel Ltd., an oil trading firm, as well as the drop in sales volumes in the industrial customer segment. We posted gains in sales of electricity generated in-house on energy wholesale markets which are stated in gross amounts. Conversely, pure third party trades are stated net, reflecting only the margin.

Operating result increased by 28 %

Higher gross margins in oil trading were key to earnings growth.

RWE Trading lifted EBITDA by 37 % to €59 million. The operating result rose 28 % to €59 million. This was primarily due to the increase in gross margins in oil trading and a higher result from electricity trading. Moreover, the previous year's figure was hampered by expected startup losses incurred by RWE Trading Americas. Until we made the strategic decision to discontinue our US energy trading business, the company produced a positive operating result in 2003.

RWE Trading Key figures		**2003**	**2002**		**+/- in %**
Electricity sales volume[1]	billion kWh	56.5	44.6	+	26.7
External revenue	€million	2,444	2,524	-	3.2
Internal revenue	€million	3,307	3,596	-	8.0
Total revenue	€million	5,751	6,120	-	6.0
EBITDA	€million	59	43	+	37.2
Operating result	€million	59	46	+	28.3
Capital expenditure	€million	4	30	-	86.7
_Property, plant and equipment	€million	3	22	-	86.4
_Financial assets	€million	1	8	-	87.5

		12/31/03	**12/31/02**		**+/- in %**
Workforce	FTE[2]	397	518	-	23.4

[1] Net figures, excluding trading with electricity purchased from third parties.
[2] Converted to full time equivalent.

Focus on trading in Europe

We will focus our trading activities solely on key European markets where our Group has a leading competitive position in power generation. It is against this backdrop that we discontinued our US electricity and gas trading operations. RWE Innogy transferred its energy trading business to RWE Trading, in line with the new Group structure. RWE Trading has become the sole broker for all the RWE Group's commodities. Furthermore, we transferred the supply agreements we have with industrial key accounts to RWE Solutions. We have thus placed our focus squarely on the wholesale energy trading market.

Outlook for 2004

As of January 1, 2004, RWE Innogy transferred its trading business to RWE Trading, which is thus expected to post a double-digit increase in its operating result. Net of this consolidation effect, RWE Trading expects to be able to match the high level achieved in 2003.

We are the world's third-largest provider of water utility services.
RWE Thames Water is responsible for these activities.



London, Telferscot Road 10/12/14, Saturday, March 29, 2003, 4 p.m.
Water: 0.06 cubic meters of water per hour, 526 cubic meters supplied per year.



Integration and Reorganization

RWE Thames Water posted a substantial gain in its operating result thanks to the first-time inclusion of American Water and organic growth. The operating result jumped 43 %. Accounting for 10 % of Group revenue, our water business is responsible for roughly a quarter of the consolidated operating result. Price negotiations in the UK and Germany, tariff adjustments in the US and our comprehensive reorganization program provide us with a basis for achieving further earnings growth in 2004 and beyond.

Europe and the US, which are RWE's key regions, have long-term growth potential.

Low cyclical exposure

The regulated water and wastewater services market continued to show stable development in 2003. Cyclical factors had little influence across the board. Europe and the US, both of which are core regions for RWE, show long-term growth potential due to the substantial sums of capital expenditure required to improve water quality and infrastructure. In this light, we are pursuing the three following main strategies.

- Increasing revenue through a program for investing capital in infrastructure approved by local water regulators.
- Operating and maintaining municipal water facilities.
- Further acquisition of small-scale water activities in areas adjacent to our existing operations.

During 2003, we began discussions with the UK regulator on the framework for the next five-year regulatory period, which begins in 2005. To date there have been some encouraging signals from the regulator acknowledging the importance of adequate returns on investment. In the US, business was subject to unfavorable weather. Water operations in many US states experienced higher maintenance costs following an extremely cold winter and revenue shortfalls caused by above-average rainfall, which had a negative effect on profits. Private sector participation continued its sluggish trend in Germany's highly fragmented water market, which consists of approximately 6,000 water utilities, most of which are local.

Revenue posts strong growth due to consolidation effects

RWE Thames Water lifted external revenue by 49 % to €4,249 million. This was predominantly due to the first-time consolidation of American Water in January, 2003, which added €1,555 million in revenue. Other consolidation effects arose from the first, full-year consolidation of the Spanish-based water companies, Pridesa and Ondagua (+€60 million), and of RWW Rheinisch-Westfälische Wasserwerksgesellschaft (+€20 million). Movements in exchange rates had a negative impact. Net of currency and consolidation effects, revenue advanced by about 4 %.



This increase was the result of tariff adjustments and higher sales volumes in the USA and Chile. In the UK, exchange rate movements and divestments of non-regulated business reduced revenue. Conversely, inflation-linked tariff increases in the regulated business had a positive effect.

Operating result jumps 43 %

The water business improved EBITDA by 39 % to €2,018 million. Operating results climbed 43 % to €1,374 million. This includes €107 million in negative currency effects. Over 80 % of the operating result derives from regulated businesses.

The operating result recorded by RWE Thames Water was significantly higher year-on-year. The regulated business accounted for over 80 % of the operating result.

RWE Thames Water Key figures		2003	2002	+/- in %
External revenue	€million	4,249	2,850	+ 49.1
Internal revenue	€million	–	–	–
Total revenue	€million	4,249	2,850	+ 49.1
EBITDA	€million	2,018	1,457	+ 38.5
Operating result	€million	1,374	963	+ 42.7
Return on capital employed (ROCE)	%	6.5	7.3	- 11.0
WACC before tax	%	8.0	8.0	–
Value added	€million	- 312	- 93	- 235.5
Capital employed	€million	21,076	13,200	+ 59.7
Capital expenditure	€million	6,129	2,181	+ 181.0
_Property, plant and equipment	€million	1,549	1,123	+ 37.9
_Financial assets	€million	4,580	1,058	+ 332.8

		12/31/03	12/31/02	+/- in %
Workforce	FTE*	17,521	11,907	+ 47.1

* Converted to full time equivalent.

Excluding consolidation and currency exchange effects, the water business' operating result increased by about 9%. This was mainly due to the higher contribution made by the non-regulated UK water business. American Water's first-time consolidation was the main driver of growth in the operating result. The company generated an operating result of €425 million. In dollars, this represents a 16 % increase on 2002, when American Water still reported US GAAP figures. The adverse effect of unfavorable weather conditions was largely offset by improvements in efficiency. As a result of the inclusion of American Water (including goodwill) in our operating assets, value added by RWE Thames Water reduced to -€312 million.

RWE Thames Water Key figures by region €million	External revenue		EBITDA		Operating result	
	2003	2002	2003	2002	2003	2002
Europe & other markets	2,335	2,439	1,218	1,304	847	846
_Regulated UK business	1,603	1,719	949	1,034	592	651
Americas	1,914	411	800	153	527	117
RWE Thames Water	**4,249**	**2,850**	**2,018**	**1,457**	**1,374**	**963**

Capital expenditure: strong growth due to American Water acquisition

Total capital spending rose by 181% to €6,129 million as a result of the acquisition of American Water. Capital expenditure on financial assets was € 4,580 million, significantly higher than in 2002, and related almost exclusively to the acquisition (€4.5 billion). €1,549 million was spent on property, plant and equipment—38% more than in the previous year. Excluding the €468 million in capital expenditure on American Water's property, plant and equipment, total spending on property, plant and equipment was slightly lower than in fiscal 2002. This predominantly consisted of money spent on improving the water mains infrastructure in Greater London, in accordance with our regulatory agreement.

Integration of American Water

We completed the acquisition of American Water Works on January 10, 2003—well ahead of schedule. This enabled us to consolidate the company for the first time in January 2003. American Water is now responsible for all of RWE's water business in North America and Chile. We plan for American Water to at least meet its cost of capital by 2006. Crucial to achieving this goal will be the acceptance by regulators of tariffs that reflect our investment in the water mains infrastructure. In 2003, we received approval for tariff increases in five out of 19 states to reflect capital improvements already completed. By mid-February of 2004, we had completed rate cases in three further states. We expect growth in the unregulated water and waste-water services we provide to municipalities and other public organizations to make another significant contribution to achieving our goals.

Reorganization underway, focus on two key markets

As RWE Thames Water rolls out its new structure, the company will narrow its focus to two key markets: Europe and the Americas. We are reducing total costs by transferring central functions to the main UK and US regional offices. Early in 2003, RWE Thames Water and RWE Innogy's Shared Service Centre (SSC) was set up and now handles much of the two companies' UK back-office functions*. These measures will allow us to save costs and serve our customers better. As of January 1, 2004, RWE Energy assumed responsibility for the bulk of our German water business as well as our water activities in Continental European countries where RWE's energy business has a presence. Due to the fragmented structure of Germany's water market, integrating water services in RWE Energy's regional electricity and gas companies provides us with substantial advantages. They will continue to benefit from RWE Thames Water's technological and project management expertise. Our activities in Berlin, Spain and Croatia will continue to be handled by RWE Thames Water.


* 96

Outlook for 2004

RWE Thames Water expects to post another gain in operating result in the current financial year. We anticipate a single-digit growth rate. Currency exchange rates may continue to have an adverse effect. The rise in the operating result will be exclusively driven by organic growth. We will improve the result from our European business primarily by capitalizing on cost cutting from the aforementioned reorganization and on synergies with RWE Innogy. American Water will see an improved operating result as capital spent is progressively recognized in tariffs and as the company improves efficiency. The rise in water prices in Berlin will also contribute to producing a rise in the operating result. We will continue to discuss the capital program and tariff adjustments planned for 2005 with the UK regulator.

We expect RWE Thames Water to post single-digit growth of its operating result, which will be exclusively driven by operations.

RWE Umwelt is a specialist in the waste disposal and recycling sector and is the market leader for waste management in Germany.



Attendorn, Am Spindelsburggraben 6, Monday, January 6, 2003, 3 p.m.
Waste: 44.4 kilograms per week, 2,308 kilograms disposed of per year.

Waste management business continues to be difficult

Conditions underlying our German waste management business worsened even further. This resulted in a decline in prices and volume due to the market and economic situation. The operating result declined by 22 %. We therefore increased our cost-cutting program further.

The German waste management sector saw a decrease in business and intensified price competition.

Volumes decline due to market and economic conditions

Germany's waste management industry continued to be hampered by the poor economic situation and uncertainty surrounding the business environment. Fierce price competition for shrinking market volumes led to a drop in margins. Business with municipal customers saw prices obtainable from renegotiated contracts and contract extensions decline. Prices in the commercial waste sector were still completely unsatisfactory. Since the Technical Guideline for Residential Waste (TASi*) will mandate the pre-processing of waste before it is dumped from the middle of 2005 onwards, remaining landfill capacity is being sold at extremely low prices. Business with the recycling enterprise "Duales System Deutschland AG" (DSD) saw a decline in prices and a big drop in volume in the secondary raw materials business. This was due to the mandatory deposit on non-returnable beverage containers that was introduced at the beginning of 2003. Even more uncertainty plagued the sector owing to the considerable delay in the re-issuance of DSD service level agreements. Only about half of them have been renewed for three years. A new invitation for bids for the remaining contracts will take place in 2004.

*

188

Revenue and earnings depressed

At €1,944 million, external revenue recorded by RWE Umwelt was 9 % down year-on-year. Revenue was shed through planned divestments, and the sector posed tough challenges, both of which contributed to the drop in revenue. Declining margins caused the division's operating result to decrease much more than its volume of business. However, we offset some of the pressure on the operating result through cost reduction. EBITDA was down 18 % to €230 million. The operating result decreased 22 % to €76 million. But absolute value added did not deteriorate any further thanks to the successful divestment program. Value added amounted to -€71 million, remaining on par with the previous year's level.

The realignment of our German waste management business is paying off. We have started to discontinue our foreign activities.

Cost-cutting measures intensified

The realignment and cost-cutting program launched late 2002 is proving its worth. In fiscal 2003, RWE Umwelt realized €42 million in savings by grouping its domestic activities into eight regions, focusing on its core business, and streamlining its portfolio. In so doing, we shed about €200 million in revenue by selling off more than 50 subsidiaries and investments. We will complete the divestment of our foreign activities in the current fiscal year. In light of the deterioration of market conditions, we stepped up our cost-cutting efforts. From 2006 onwards, these



measures should lead to an additional €46 million in cost savings. All in all, the program will thus cut close to €90 million in costs per year.

RWE Umwelt Key figures		2003	2002	+/- in %
External revenue	€million	1,944	2,136	- 9.0
Internal revenue	€million	37	43	- 14.0
Total revenue	€million	1,981	2,179	- 9.1
EBITDA	€million	230	281	- 18.1
Operating result	€million	76	98	- 22.4
Return on capital employed (ROCE)	%	5.2	5.8	- 10.3
WACC before tax	%	10.0	10.0	–
Value added	€million	- 71	- 71	–
Capital employed	€million	1,475	1,689	- 12.7
Capital expenditure	€million	152	695	- 78.1
_Property, plant and equipment	€million	94	161	- 41.6
_Financial assets	€million	58	534	- 89.1

		12/31/03	12/31/02	+/- in %
Workforce	FTE*	12,578	14,406	- 12.7

* Converted to full time equivalent.

Capital expenditure reduced

Capital expenditure amounted to €152 million—78% down on the high level recorded in the previous year, which was marked by the acquisition of the outstanding shares in Trienekens AG. Even net of this effect, capital expenditure was on the decline. In light of the difficult earnings situation, capital expenditure on property, plant and equipment largely consisted of replacement investments. Capital expenditure on financial assets totaled €58 million and principally consisted of the purchase of the 49% stake in Düsseldorf-based AWISTA. With the acquisition of a 49% stake in Essener Entsorgungsbetriebe effective early January 2003, we started significant public private partnership projects* with municipal waste management companies.


187 *

Outlook for 2004

In 2004 RWE Umwelt will not be able to match the operating result it recorded in 2003, despite the fact that the cost-cutting program has been stepped up. This is due to the unfavorable market situation and the drop in earnings from the DSD business. In addition, goodwill amortization will have an impact on income from investments.

Heidelberger Druckmaschinen emerges from cyclical trough

The 2003 calendar year was a dismal year for the printing machine industry. The cyclically-induced collapse in demand caused Heidelberger Druckmaschinen to close the period with a negative operating result. To counter this trend, the company stepped up its cost-cutting program. This will improve the company's earning power on the back of a resurgence in demand.

Positive economic indicators after an extremely poor first half

In 2003 there was an economic crisis in the printing machine industry. The first signs of recovery became apparent in the second half. Capacity utilization in printing plants is increasing again, albeit starting from a very low level. However, this has not caused investing activity to pick up significantly yet.

Orders 11% down on previous year

Orders received by Heidelberger Druckmaschinen dropped by 11% to €3,680 million primarily due to the weak first six months. Negative currency effects also contributed to this development. Net of currency exchange and consolidation effects, order intake was down 6%. In the period under review, Heidelberger Druckmaschinen acquired customers at the Japanese IGAS trade show and at Graph Expo in the USA. Despite persistently unsatisfactory demand, orders in the second half of the year excluding currency translation effects were already 7% higher than in the second half of 2002. As of December 31, 2003, orders on hand amounted to €1,220 million—11% less than at the end of 2002.

Revenue and operating result considerably lower

Due to the extremely weak economic cycle in the first half of the year, Heidelberg closed 2003 with an operating loss.

Heidelberger Druckmaschinen generated €3,658 million in external revenue. This corresponds to a 15% decline vis-à-vis the previous year. Net of currency and consolidation effects, external revenue was down 9%. Cyclical weakness had a particularly negative effect on the sheetfed division, which is the printing machine manufacturer's highest-volume business. Its revenue dropped 18%. EBITDA recorded by the Heidelberg Group declined from €414 million in 2002 to €120 million in 2003. The operating result dropped from €158 million to -€118 million. Accordingly, value added was clearly in the red at -€486 million.

Additional restructuring measures initiated

If it hadn't been for the program launched at the end of 2002 to cut costs and enhance efficiencies over the medium term, the operating result would have declined even more. Heidelberger Druckmaschinen intends to have the program yield €280 million in annual savings. It is scheduled to take full effect by the end of Heidelberger Druckmaschinen's next financial year (March 31, 2005). By the end of 2003, Heidelberger Druckmaschinen had already slashed costs by €115 million and cut 3,000 jobs compared with the previous year. In addition, a comprehensive realignment of the Heidelberg Group was approved in November. The company intends to exit from the development and production of web systems and adjust capacity in the digital printing business. It will streamline its organizational structure and ensure that it maximizes functionality. This will cause the workforce to decrease by up to 1,000 employees worldwide. By taking these measures, the company intends to improve its earning power and cash flow considerably over the short and medium term. €525 million in provisions were accrued for one-off charges in connection with the realignment.

Heidelberger Druckmaschinen Key figures		**2003**	**2002**	**+/- in %**
External revenue	€million	3,658	4,315	- 15.2
Internal revenue	€million	–	–	–
Total revenue	€million	3,658	4,315	- 15.2
EBITDA	€million	120	414	- 71.0
Operating result	€million	- 118	158	- 174.7
Return on capital employed (ROCE)	%	- 1.0	7.5	- 113.3
WACC before tax	%	14.0	14.0	–
Value added	€million	- 486	- 225	- 116.0
Capital employed	€million	3,244	3,449	- 5.9
Capital expenditure	€million	262	365	- 28.2
_Property, plant and equipment	€million	205	244	- 16.0
_Financial assets	€million	57	121	- 52.9

		12/31/03	**12/31/02**	**+/- in %**
Workforce	FTE*	22,036	23,460	- 6.1

* Converted to full time equivalent.

Capital expenditure 28 % down year-on-year

The Heidelberg Group reduced capital spending by 28 % to €262 million. Capital expenditure on property, plant and equipment and intangible assets amounted to €205 million and was thus less than depreciation and amortization. Restructuring measures included a significant decrease in funds for technical plant and machinery as well as furniture, fixtures and office equipment.

Outlook for 2004

Focusing on the core business, reducing costs and revitalized demand form the basis for the Heidelberg Group's posting a significant improvement in earnings. We anticipate the company generating a positive operating result again in 2004.

We expect the Heidelberg Group to return to making a positive operating result in 2004.





€million	6,341
€million	11,051
€million	17,841
€million	4,314
€million	**53,961**
%	**10.4**

Consolidated Income Statement for the year ended December 31, 2003

€million	Note	2003	2002
Revenue	(1)	43,875	**46,633**
_Discontinuing operations		(-)	(7,682)
Mineral oil tax/natural gas tax/electricity tax	(2)	1,104	3,146
_Discontinuing operations		(-)	(2,341)
Revenue (without mineral oil tax/natural gas tax/electricity tax)		42,771	**43,487**
Changes in finished goods and work in progress		- 1	28
Other own work capitalized		320	335
Other operating income	(3)	4,380	4,364
Cost of materials	(4)	22,923	24,446
Staff costs	(5)	7,530	7,527
Depreciation, amortization, and impairment losses	(6)	4,511	4,044
_Goodwill amortization		(985)	(780)
Other operating expenses	(7)	7,805	7,397
Income from operating activities		4,701	**4,800**
Income from investments*	(8)	300	554
Financial result	(9)	- 2,878	- 2,632
Income before tax		2,123	**2,722**
_Discontinuing operations		(-)	(867)
Taxes on income	(10)	1,187	1,367
_Discontinuing operations		(-)	(98)
Income after tax		936	**1,355**
_Discontinuing operations		(-)	(769)
Minority interest		- 17	305
Net income		953	**1,050**
_Discontinuing operations		(-)	(769)
Basic and diluted earnings per common share and preferred share (€)	(21)	1.69	**1.87**
_Discontinuing operations (€)		(-)	(1.37)

* €6 million of which is income from financial investments accounted for under the equity method (previous year: €141 million).

Consolidated Balance Sheet at December 31, 2003

Assets €million	Note	12/31/03	12/31/02
Non-current assets	(11)		
Intangible assets		19,418	18,518
Property, plant and equipment		36,210	33,779
Financial assets[1]		6,778	9,280
		62,406	**61,577**
Current assets			
Inventories	(12)	3,285	3,505
Accounts receivable and other assets	(13)	16,947	16,371
Marketable securities	(14)	9,615	8,459
Cash and cash equivalents	(15)	2,181	2,143
		32,028	**30,478**
Deferred taxes	(16)	**4,325**	**7,593**
Prepaid expenses		**383**	**625**
		99,142	**100,273**

Equity and Liabilities €million	Note	12/31/03	12/31/02
Equity/minority interest	(17)		
Group interest		7,013	6,429
Minority interest		2,052	2,495
		9,065	**8,924**
Provisions	(18)	**37,671**	**40,187**
Liabilities[2]	(19)	**44,061**	**41,140**
Deferred taxes	(16)	**4,526**	**6,566**
Deferred income	(20)	**3,819**	**3,456**
		99,142	**100,273**

[1] Include €3,674 million in financial assets accounted for using the equity method (previous year: €4,030 million).
[2] Include €23,100 million in long-term interest-bearing liabilities (previous year: €23,935 million).

Consolidated Cash Flow Statement for the year ended December 31, 2003

€million	Note (25)	2003	2002
Income after tax		936	**1,355**
Depreciation, amortization, impairment losses, write-backs		4,528	4,227
Changes in long-term provisions		269	304
Changes in deferred taxes		456	- 70
Income from the disposal of non-current assets and current marketable securities		- 1,137	- 1,683
Other non-cash items (mainly equity accounting method)		299	447
Changes in working capital		- 58	1,116
Changes in other balance sheet items		- 4	237
Cash flows from operating activities		**5,289**	**5,933**
_Discontinuing operations		(-)	(300)
Intangible assets/property, plant and equipment			
_Capital expenditure		- 4,362	- 4,095
_Proceeds from sale of assets		506	594
Acquisitions and investments			
_Capital expenditure		- 5,373	- 12,890
_Proceeds from sale of assets/divestitures		2,995	1,614
Changes in marketable securities and cash investments		- 582	254
Cash flows from investing activities		**- 6,816**	**- 14,523**
_Discontinuing operations		(-)	(- 318)
Dividends paid to RWE AG shareholders and minority interest		- 895	- 838
Issuance of financial liabilities		8,498	14,036
Repayment of financial liabilities		- 5,964	- 6,136
Cash flows from financing activities		**1,639**	**7,062**
_Discontinuing operations		(-)	(- 42)
Net change in cash and cash equivalents		112	- 1,528
Effects of exchange rate changes and other changes in value		- 74	- 86
Effects of changes in the scope of consolidation		—	- 85
Total net change in cash and cash equivalents		**38**	**- 1,699**
Cash and cash equivalents at beginning of year		2,143	3,842
Cash and cash equivalents at end of year		**2,181**	**2,143**

Consolidated Statement of Changes in Equity and Minority Interest for the year ended December 31, 2003

€million	Subscribed capital	Additional paid-in capital of RWE AG	Retained earnings	Accumulated other comprehensive income: Currency translation adjustment	Accumulated other comprehensive income: Fair value measurement of financial instruments	Distributable profit	Group interest	Minority interest	Total
Balance at 1/1/2002	1,459	1,269	3,587	148	705	562	7,730	3,399	11,129
Capital reduction	-19	19					–		–
Dividends paid						-562	-562	-276	-838
Other comprehensive income				-564	-1,055		-1,619	-187	-1,806
Income after tax			431			619	1,050	305	1,355
Other changes*			-170				-170	-746	-916
Balance at 12/31/2002	**1,440**	**1,288**	**3,848**	**-416**	**-350**	**619**	**6,429**	**2,495**	**8,924**
Dividends paid						-619	-619	-276	-895
Other comprehensive income				-340	535		195	-145	50
Income after tax			250			703	953	-17	936
Other changes*			55				55	-5	50
Balance at 12/31/2003	**1,440**	**1,288**	**4,153**	**-756**	**185**	**703**	**7,013**	**2,052**	**9,065**

* Other changes to retained earnings stem from accounting for HOCHTIEF using the equity method.

Statement by the Executive Board

The Executive Board of RWE AG is responsible for the completeness and accuracy of the consolidated financial statements and the review of operations of the Group, which has been combined with the review of operations of RWE AG.

The consolidated financial statements for the year ended December 31, 2003 have been prepared in accordance with International Financial Reporting Standards (IFRS). They are in compliance with the 83/349/EEC Directive. The previous year's figures have been calculated according to the same principles. Pursuant to Section 292a of the German Commercial Code, these IFRS-compliant consolidated financial statements have an exempting effect. The regulations set forth in German Accounting Standard 1 have been complied with.

Internal control systems, the use of uniform directives throughout the group, and our programs for basic and advanced staff training ensure that the consolidated financial statements and the combined review of operations are adequately prepared. Compliance with legal regulations, the internal guidelines as well as the reliability and effectiveness of the control systems are continuously examined throughout the group.

In line with the requirements of the German Corporate Control and Transparency Act, our risk management system enables the Executive Board to identify potential risks at an early stage and initiate countermeasures, if necessary.

The consolidated financial statements, the combined review of operations and the report of independent auditors are discussed in detail by the Audit Committee and at the Supervisory Board's meeting on financial statements with the independent auditors present. The results of the Supervisory Board's examination have been included in the report of the Supervisory Board (pages 8 to 11) of this annual report.

Essen, February 24, 2004

The Executive Board

Roels Maichel Sturany Zilius

Basis of presentation

The consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (IFRS) effective as of the balance-sheet date. IFRS comprise the IFRS newly adopted by the International Accounting Standards Board (IASB), the International Accounting Standards (IAS) as well as the Interpretations of the International Financial Reporting Interpretations Committee (IFRIC) and of the Standing Interpretations Committee (SIC).

Changes in equity and minority interest have been disclosed in addition to the income statement, the balance sheet and the cash flow statement. The notes include segment reporting.

Several balance sheet and income statement items have been combined in order to improve clarity. These items are stated and explained separately in the notes to the financial statements. The income statement has been prepared using the nature of expense method.

The consolidated financial statements have been prepared in euros. All amounts (unless specified otherwise) are stated in millions of euros (€million).

The consolidated financial statements presented here cover the 2003 fiscal year on the basis of the reporting period from January 1 to December 31, 2003.

Scope of consolidation

In addition to RWE AG, the consolidated financial statements contain all material domestic and foreign subsidiaries which RWE AG controls directly or indirectly. Material associates are accounted for using the equity method.

If investments in subsidiaries, joint ventures or associates are of secondary importance from a group perspective, they are accounted for in compliance with IAS 39. Subsidiaries without operations and those with small business volumes are generally not consolidated. Altogether, they account for less than 1% of consolidated revenue, income and debt. Generally, subsidiaries with negative income or equity are fully consolidated.

Subsidiaries that have a different balance-sheet date prepare interim financial statements as of the group's balance-sheet date.

A collective listing of the group's investments in accordance with Sec. 313, Para. 2, Nos. 1 to 4 and Para. 3 of the German Commercial Code (HGB) has been filed in the Commercial Register of the Essen District Court. Material consolidated subsidiaries, enterprises accounted for using the equity method, and other investments are listed on pages 176 to 178 of this annual report.

Eighteen companies domiciled in Germany and 84 domiciled abroad were consolidated for the first time in the fiscal year. Eighty-seven companies, 71 of which are headquartered abroad, were excluded from the scope of consolidation. Forty-two enterprises, 14 of which are based abroad, were merged. Twenty-two associates, including 11 abroad, were accounted for using the equity method for the first time. Thirty-two enterprises, which had been accounted for under the equity method in the previous year, including 18 abroad, have been sold, merged, or have now been fully consolidated. First-time consolidation and deconsolidation generally take place at the time of acquisition or sale of the shares concerned.

	German 12/31/03	Foreign 12/31/03	Total 12/31/03	Total 12/31/02
Fully consolidated companies	245	452	697	724
Investments accounted for using the equity method	141	94	235	245

As far as subsidiaries are concerned, the following share acquisitions and increases are particularly significant:

American Water Works Company, Inc., USA; acquisition of a 100% stake in the water utility as of January 10, 2003; €4,535 million in acquisition costs. This resulted in goodwill of US$3,410 million.

The following tables show American Water's major balance-sheet items as of the date of the company's first-time consolidation as well as major items from the income statement for fiscal 2003:

€million	
Non-current assets	10,477
Current assets	339
Deferred tax assets/prepaid expenses	514
Provisions	908
Liabilities	4,362
Deferred tax liabilities/deferred income	1,525

€million	
Revenue	1,555
Income before tax	91

STOEN S.A., Poland; first-time consolidation of the Polish electric utility as of January 1, 2003, which was acquired at the end of 2002; €379 million in acquisition costs.

Thyssengas GmbH, Duisburg, Germany; increased stake in the gas company by 25.0 percentage points to 100%; €120 million in acquisition costs; date of acquisition: May 16, 2003.

envia Mitteldeutsche Energie AG, Chemnitz, Germany; increased stake in the power utility by 4.0 percentage points to 64.0%; €85 million in acquisition costs; date of acquisition: April 15, 2003.

Transgas a.s., Czech Republic; increased stake in the gas company by 3.0 percentage points to 100.0%. €41 million in acquisition costs; date of acquisition: July 10, 2003.

As regards companies accounted for using the equity method, the following share acquisition should be highlighted:

Východoslovenská energetika a.s. (VSE), Slovak Republic; acquisition of a 49.0% stake in the Slovak power utility; €131 million in acquisition costs.

The following sales of shareholdings by subsidiaries are noteworthy:

CONSOL Energy Inc., USA; reduced stake in several tranches from 73.6% to 18.5%. As a result, the conditions for full consolidation no longer existed; the investment in CONSOL Energy Inc. will be accounted for at fair value as of December 31, 2003.

The following tables show CONSOL Energy's major balance-sheet items as of the date of the company's deconsolidation as well as major items from the income statement until September 30, 2003, the date on which the company was deconsolidated:

€ million	
Non-current assets	2,724
Current assets	426
Deferred tax assets/prepaid expenses	1,249
Provisions	3,016
Liabilities	890
Deferred tax liabilities/deferred income	629

€ million	
Revenue	1,427
Income before tax	- 13

As regards companies accounted for using the equity method, the following divestments should be mentioned:

Stadtwerke Leipzig GmbH, Leipzig, Germany.

Stredoceská energetická a.s., Prague, Czech Republic.

A total of €4,918 million was used to acquire stakes in companies that were consolidated for the first time (previous year: €10,119 million). All in all, a net €3,808 million in non-current assets (previous year: €4,508 million), -€982 million in current assets (including deferred taxes) (previous year: -€1,944 million), -€22 million in cash and cash equivalents (previous year: -€85 million) as well as €2,032 million in liabilities and provisions (previous year: €2,143 million) were assumed or transferred as a result of the acquisition and divestment of consolidated enterprises.

Divested subsidiaries fetched a total selling price of €698 million, which was paid in cash or cash equivalents (previous year: €232 million).

Discontinuing operations
Separate figures relating to the 50 % stake in the Shell & DEA Oil GmbH joint venture are disclosed under discontinuing operations for the previous year in the income statement, the cash flow statement and where key items are stated. The 50 % stake in this company was sold to our partner Shell as of July 1, 2002.

The review of operations contains further information on major shareholding acquisitions and disposals.

Effects of changes in the scope of consolidation have been stated in the notes insofar as they are of particular importance.

Consolidation principles

The financial statements of German and foreign companies included in the scope of consolidation are prepared using uniform accounting policies.

At the time of acquisition, capital consolidation takes place by offsetting the investments' carrying amounts against the proportionate value of subsidiaries' equity that is revalued. Assets and liabilities are recognized at fair value. Remaining excess costs are capitalized as goodwill and—according to their future economic benefit—amortized over a period of up to 20 years, with an effect on results. Negative goodwill from first-time consolidations is also carried as an asset and released in accordance with IAS 22.61 to 22.63. In the deconsolidation, residual carrying amounts of goodwill and negative goodwill are taken into account when calculating income from disposals.

Expenses and income as well as receivables and payables between consolidated companies are eliminated. Intra-group profits and losses are eliminated unless they are of minor significance. The write-off and amortization of investments in consolidated enterprises disclosed in separate financial statements is reversed.

The same consolidation principles apply to associates accounted for using the equity method, whereby recognized goodwill is reported on the balance sheet under investments and the amortization is disclosed in income from investments, accordingly. Uniform accounting principles have also been observed for the financial statements of all principal enterprises accounted for using the equity method.

Currency translation

Foreign-currency transactions disclosed in companies' separate financial statements are valued at the exchange rate valid when they are added to the books. Exchange rate gains and losses from the assessment of monetary assets or monetary liabilities in foreign currency occurring up to the balance-sheet date are included in income.

Functional currency translation is applied when converting the currencies of foreign companies' financial statements. In the consolidated financial statements, the balance-sheet items of all foreign companies are translated from the respective country's currency into euros at the average exchange rate prevailing on the balance-sheet date, since principal foreign enterprises included in the consolidated financial statements conduct their business activities independently in their national currencies. When translating the adjusted equity of foreign enterprises accounted for using the equity method, the same procedure is followed. Differences to previous-year translations are netted out against other comprehensive income without an effect on profits or losses. Goodwill is translated at yearend as an asset of the economically autonomous foreign sub-unit. Expense and income items are translated at annual average exchange rates. Annual financial statements of group companies based in a country with hyperinflation are translated according to IAS 29. No material enterprises were headquartered in a country with hyperinflation in the fiscal or previous year.

The following exchange rates (among others) were used as a basis for currency translation:

	Average		**Yearend**	
in €	**2003**	**2002**	**12/31/03**	**12/31/02**
1 US dollar	0.88	1.06	0.79	0.96
1 Pound Sterling	1.44	1.59	1.42	1.54
100 Czech kroners	3.14	3.25	3.09	3.18
100 Hungarian forints	0.39	0.41	0.38	0.42
1 Polish zloty	0.23	0.26	0.21	0.25

Accounting policies

Intangible assets are accounted for at amortized cost. Software for commercial and technical applications is amortized over three to five years using the straight-line method; concessions, customer relationships and other usage rights generally have useful lives of up to 20 years. Goodwill is amortized over its expected useful life using the straight-line method over a period of up to 20 years. Negative goodwill from capital consolidation is stated as an asset under intangible assets.

Development costs are recognized as assets if a newly developed product or process can be clearly defined, is technically feasible, and it is the company's intention to either use the product or process itself or market it. Furthermore, asset recognition requires that there be a sufficient level of certainty that the development costs will provide future cash inflows. Capitalized development costs are amortized over the time period during which the products are expected to be sold. Research costs are recognized as an expense.

Property, plant and equipment is stated at depreciated cost. The borrowing cost is not capitalized as part of the cost.

Exploratory drillings are disclosed according to the successful efforts method, i.e. as a rule, they are capitalized only in the event of commercial success. As a rule, property, plant and equipment is depreciated using the straight-line method unless another depreciation method is better suited to the usage pattern in exceptional cases.

Investment property (real estate held as a financial investment) is measured at depreciated cost. The fair value of the group's investment property is stated in the notes to the financial statements. It is determined using internationally accepted valuation principles, such as the discounted cash flow method, or derived from current market prices of comparable real estate.

The depreciation of property, plant and equipment is calculated according to the following useful lives, which apply throughout the group:

	Years
Buildings	**12–80**
Technical plant	
_Thermal power plants	15–20
_Electricity networks	20–35
_Water main networks	20–100
_Gas and water storage facilities	20–100
_Gas distribution facilities	14–20
_Waste management facilities	6–15
_Mining facilities	4–20, 25
_Mechanical and electrical engineering facilities	4–15
Mine developments	**33–35**
Wells owned by RWE Dea	**up to 28**

Property, plant and equipment held under a finance lease is capitalized at the lower of the fair value of the leased asset and the present value of the lease payments depreciated using the straight-line method over its expected useful life or lease term—whichever is shorter.

An impairment loss is recognized for intangible assets (including capitalized development expenses and goodwill) as well as for property, plant and equipment, if the recoverable amount of an asset is less than its carrying amount. If the asset is part of a cash-generating unit, the impairment loss is calculated based on the recoverable amount of the cash-generating unit. If the reason for an impairment loss recognized in prior years has ceased to exist, a write-back is performed.

Shares of **associates accounted for using the equity method** are accounted for according to our share in the equity plus goodwill.

Shares in non-consolidated subsidiaries, in associates not accounted for using the equity method, in other investments as well as other non-current financial assets, e.g. marketable securities disclosed as **financial assets**, are generally classified as "available for sale." They are stated at fair value as long as it can be determined reliably. They are initially valued on their settlement date. Unrealized gains and losses are stated as other comprehensive income or equity. Gains and losses have an effect on net profit at the time of sale. If there are substantive objective indications of a reduction in value of an asset, an impairment loss is recognized for it.

Loans originated by the company are stated at amortized cost. Loans with interest rates common in the market are shown on the balance sheet at nominal value; no or low interest-bearing loans are discounted to their present value.

Inventories are carried at cost. Production costs include full costs and are determined based on the production facilities' normal capacity. Specifically, in addition to directly allocable costs, production costs include adequate portions of required materials and production overheads, including production-related depreciation and pension benefit expenses. The borrowing cost is not capitalized as part of the cost. Assessment is generally based on average values. The overburden of lignite mining is determined according to the FIFO method. Inventory risks resulting from decreased usability are taken into account via appropriate allowances. We disclose lower values at yearend stemming from reduced net gains on disposals. If the net realizable value of inventories written down in earlier periods has increased, the resulting reversal of the write-down is recognized as a reduction of the cost of materials.

Prepayments received from customers are carried as liabilities.

Nuclear fuel assemblies shown under inventories are stated at depreciated cost. Depreciation is determined by operation and capacity based on consumption and the reactor's useful life, respectively.

Customer-specific construction contracts are recognized under the percentage of completion method. The capitalizable amount is disclosed under accounts receivable. Negative balances for construction contracts are carried as accounts payable from construction contracts. The percentage of completion is determined according to the costs incurred (cost-to-cost method). Expected contract losses are covered by valuation allowances or provisions and are determined taking identifiable risks into account. Contract revenue comprises the amount of revenue agreed in the contract and is shown under revenue.

Accounts receivable and other assets are stated at amortized cost. Necessary allowances are based on the actual default risk. Under accounts receivable for supplies and services from utilities, prepayments received are netted out against customer consumption which is yet to be metered and billed.

Current marketable securities are all classified as "available for sale" and are stated at fair value. This item is primarily composed of marketable securities held in special funds as well as fixed interest securities with a maturity of more than three months from the date of acquisition. They are initially valued on their settlement date. Unrealized gains and losses are stated as other comprehensive income. Gains and losses have an effect on net income at the time of sale. If there are substantive objective indications of a reduction in value of an asset, an impairment loss is recognized for it.


187


186

Provisions (accrued liabilities) for pensions and similar obligations are calculated according to the projected unit credit method*. This benefit/years-of-service method does not only take into account the pension benefits and benefit entitlements known as of the balance-sheet date, but also increases in salaries and pension benefits to be expected in the future. Actuarial gains and losses* exceeding 10% of total benefit obligations or of the present value of plan assets (whichever is higher) are distributed over the employees' average remaining working lives with an effect on net income. The service cost is allocated to staff costs, and the interest accretion to provisions is allocated to the financial result.

All **other provisions (accrued liabilities)** take into account all obligations identifiable as of the balance-sheet date which result from previous events whose amount or due date is not certain. Provisions are only recognized when based on legal or constructive obligations to third parties. Provisions are carried at settlement amounts and are not offset against reimbursement claims. For each obligation, the most probable settlement value is used as a starting point. Provisions including a large number of different items are stated at expected amounts.

All long-term provisions are recognized at the settlement value that is discounted as of the balance-sheet date. The settlement value also includes the cost increases to be taken into account as of the balance-sheet date. Excluded from this are pension provisions for which special rules apply in accordance with IAS 19. The status quo of discussions regarding IFRS is also considered in the assessment of nuclear and mining provisions. Prior-year figures for these items were not adjusted because the effects of the consideration of IFRS for their assessment were immaterial.

Deferred taxes resulting from temporary differences in the carrying amount in the separate IFRS financial statements and the tax base and from consolidation procedures are disclosed separately. Deferred tax assets also include tax reduction claims resulting from the expected utilization of existing loss carryforwards in subsequent years. They are capitalized when their realization is guaranteed with sufficient certainty. Deferred taxes are assessed based on tax rates that are applicable or expected in the individual countries at the time of realization. The taxation rate used to calculate German deferred taxes is 39.28 %. The group's average local business tax rate has been taken into account in addition to the 25.0 % corporate income tax rate and the 5.5 % solidarity surcharge.

Otherwise, tax regulations for calculating deferred taxes valid or adopted as of the balance-sheet date apply.

Liabilities are stated at amortized cost. Liabilities from finance lease agreements are measured at the amount of the present value of the lease payments.

Advances and contributions in aid of construction and building connection that are carried as liabilities by the utilities as **deferred income** are generally amortized with an income effect over the term of the corresponding asset. Taxable and non-taxable government grants for capital expenditure on non-current assets are disclosed as deferred income on the balance sheet and recognized as other operating income in line with the assets' depreciation.

Derivative financial instruments are accounted for as assets or liabilities. All derivative financial instruments are stated at fair value regardless of their purpose. When stated for the first time, they are stated as of the settlement date.

If the conditions of a fair value hedge are met, changes in the fair value of the hedging instrument are stated in the income statement, analogously to the changes in the fair value of the respective underlying transactions. This means that the gains and losses from the fair valuation of the hedging instrument are allocated to the same line item of the income statement as those of the related hedged item.

If a cash flow hedge or a hedge of a net investment in a foreign entity exists, unrealized gains and losses from the hedge are initially stated as other comprehensive income. Gains and losses are disclosed in the income statement as soon as the hedged underlying transaction has an effect on results. If the gain or loss on a hedge relates to the acquisition of an asset or a liability, the gain or loss on the hedge is taken into account when determining the acquisition costs and/or when stating the value of the liability.

The ineffective part of a hedging relationship is immediately recognized with an effect on results in the income statement.

Results from derivative energy trading activities are stated in net amounts.

Contingent liabilities are possible or present obligations that arise from past events and for which an outflow of resources is not probable. They are not recorded on the balance sheet. The amounts disclosed are the amounts that would have to be paid to settle the obligation at the balance-sheet date.

Notes to the Income Statement

(1) Revenue

Revenue is recorded once the risk has been transferred to the customer. This does not apply to contract revenue recognized under the percentage of completion method for customer-specific construction contracts. Mineral oil tax/natural gas tax/electricity tax paid by group companies directly is disclosed separately.

To improve the presentation of the business development, revenue generated by energy trading operations is stated as net figures. This means that revenue only reflects realized gross margins. By contrast, electricity, gas, coal and oil transactions that are subject to physical settlement are stated as gross figures. Energy trading revenue is generated by RWE Trading, RWE Innogy and RWE Energy. In fiscal 2003, gross revenue (including energy trading revenue) amounted to €59,785 million (previous year: €55,520 million).

The segment reporting on page 162 and 163 contains a breakdown of revenue by division and geographical region. Of the €43,875 million in revenue (previous year: €46,633 million), €429 million (previous year: €28 million) are attributable to revenue from customer-specific construction contracts. Deconsolidations and first-time consolidations reduced revenue by a net €2,916 million.

(2) Mineral oil tax/natural gas tax/electricity tax

Mineral oil tax/natural gas tax/electricity tax are the taxes paid directly by group companies. Changes in the scope of consolidation caused expenses to decrease by €2,299 million.

(3) Other operating income

The following table summarizes other operating income:

€million	2003	2002
Release of provisions	1,546	1,559
Disposal of non-current assets excluding financial assets, including income from deconsolidation	1,074	1,409
Disposal and write-back of current assets excluding marketable securities	87	91
Derivative financial transactions	252	366
Currency gains	271	316
Cost allocations/refunds	144	125
Rent and lease	54	50
Compensation for damage/insurance benefits	27	30
Miscellaneous	925	418
	4,380	**4,364**

Income from the disposal of financial assets is disclosed under income from investments if it relates to investments; otherwise it is recorded as part of the financial result, as is the income from the disposal of current marketable securities.

Currency gains are contrasted against currency losses that are disclosed under other operating expenses.

The change in the scope of consolidation caused other operating income to decline by €87 million.

(4) Cost of materials

€ million	2003	2002
Cost of raw materials and of goods for resale	17,528	19,739
Costs of purchased services	5,395	4,707
	22,923	**24,446**

The cost of raw materials also contains additions to provisions for the management of spent nuclear fuel assemblies, €105 million (previous year: €123 million) in amounts written off for nuclear fuel assemblies, and €80 million (previous year: €77 million) in taxes paid for RWE Dea foreign production companies.

A total of €15,910 million in material costs (previous year: €8,887 million) were netted out against energy trading revenue. Due to the change in the scope of consolidation, the cost of materials decreased by €2,247 million.

(5) Staff costs

€ million	2003	2002
Wages and salaries	5,963	6,091
Cost of social security, pensions and other benefits	1,567	1,436
	7,530	**7,527**

The cost of pension benefits is €388 million (previous year: €297 million); this figure consists mainly of €293 million in benefits earned in the fiscal year (previous year: €196 million) as well as adjustments for past service costs in the amount of €30 million (previous year: €18 million) and recognized actuarial losses of €14 million (previous year: €9 million).

The RWE Group's personnel headcount breaks down as follows:

Annual average employee equivalents	**2003**	**2002**
Wage earners	50,890	53,326
Salaried staff	84,330	74,852
	135,220	**128,178**
Part-time and fixed-term employees	(8,058)	(6,996)
Trainees	4,315	4,429
	139,535	**132,607**

Employee equivalents include full-time staff members at 100%, whereas part-time and fixed-term employees are included on a prorated basis in accordance with the extent of their part-time work or their duration of employment.

Consolidation effects caused staff costs to increase by €262 million.

(6) Depreciation, amortization, impairment losses

Depreciation and impairment losses on property, plant and equipment amount to €3,136 million (previous year: €2,938 million); amortization and impairment losses on intangible assets to €1,375 million (previous year: €1,106 million); €985 million of this (previous year: €780 million) are related to goodwill from capital consolidation and €147 million (previous year: €95 million) are related to customer relationships capitalized in connection with acquisitions made in the previous year.

Impairment losses on goodwill are recognized in compliance with IAS 36 and amount to €15 million (previous year: €59 million). Other impairment losses amount to €237 million (previous year: €202 million) on property, plant and equipment and to €53 million (previous year: €41 million) on intangible assets.

Depreciation, amortization and impairment losses rose by €643 million due to changes in the scope of consolidation.

(7) Other operating expenses

Other operating expenses consist of:

€million	2003	2002
Concessions, licenses and other contractual obligations	576	546
Disposal of non-current assets without financial assets, including deconsolidation expenses	96	104
Additions to provisions	719	603
Disposal of current assets and decreases in values excluding inventories and marketable securities	411	489
Derivative financial transactions	156	127
Maintenance and renewal obligations	650	657
Insurance, commissions, freight and similar distribution costs	568	493
Lease payments for plants and networks as well as rent	454	392
Advertising	162	203
Currency expenses	197	259
Other taxes, primarily on property	189	100
Postage and monetary transactions	179	145
Structural and adaptation measures	1,104	339
General administration	605	562
Legal, consulting and data processing services	521	533
Miscellaneous	1,218	1,845
	7,805	**7,397**

Miscellaneous other operating expenses include fees and membership dues, among other items.

Expenses rose by €596 million due to changes in the scope of consolidation.

(8) Income from investments

Income from investments contains profit contributions from operating investments. They represent almost all interests held in unconsolidated enterprises, including associates. The business activities of these investments are closely linked to the operating activity of fully consolidated enterprises. Income from investments includes all income and expenses which have arisen in connection with these investments.

€million	2003	2002
Income from profit- and loss-pooling agreements	20	21
Expenses from profit- and loss-pooling agreements	- 34	- 15
Income from investments		
_Affiliates	**65**	**103**
_Associates accounted for using the equity method	**73**	**494**
_Other investments	**37**	**63**
	175	**660**
_Corporate income tax imputation credit	(2)	(4)
Income from the disposal of investments	307	423
Expenses from the disposal of investments	- 73	- 104
Amortization and impairment losses on investments	- 145	- 440
_Impairment of shares in companies accounted for using the equity method	(-)	(- 230)
_Amortization of goodwill of companies accounted for using the equity method	(- 125)	(- 123)
_Impairment of shares in affiliates	(- 13)	(- 14)
Income from loans to investments	34	18
Expenses from loans to investments	- 27	- 6
Other	43	- 3
Income from investments	**300**	**554**

Impairment losses on financial assets included in income from investments amounted to €27 million (previous year: €92 million); €6 million thereof are accounted for by loans to investments (previous year: €4 million).

Changes in the scope of consolidation increased income from investments by €6 million.

(9) Financial result

The financial result breaks down into net interest, the interest accretion to provisions and the other financial result.

€million	2003	2002
Interest and similar income	1,116	1,305
_Affiliates	(12)	(10)
Interest and similar expenses	- 2,247	- 1,949
_Affiliates	(- 11)	(- 29)
Net interest	**- 1,131**	**- 644**
Interest accretion to provisions for pensions and similar obligations	- 688	- 723
Interest accretion to provisions for nuclear waste management as well as to mining provisions	- 585	- 601
Interest accretion to other provisions	- 285	- 278
Interest accretion to provisions	**- 1,558**	**- 1,602**
Other financial income	813	473
Other financial expenses	- 1,002	- 859
Other financial result	**- 189**	**- 386**
Financial result	**- 2,878**	**- 2,632**

Net interest includes interest income from interest-bearing marketable securities and loans, all expenses and income relating to current marketable securities, and all interest expenses. Net interest also includes all prorated profits and dividends from marketable securities held as non-current and current assets.

Interest accretions to provisions contain the increase in the present value of long-term provisions due to the reversal of the discounting during the fiscal year.

The other financial result contains all other financial income and financial expenses which cannot be allocated to the net interest or to the interest accretion to provisions. Among other things, financial income includes €566 million in gains realized from the disposal of marketable securities (previous year: €139 million). Other financial expenses include impairment losses on loans and marketable securities in the amount of €85 million (previous year: €142 million) and €618 million (previous year: €340 million) in losses realized from the disposal of marketable securities, essentially due to long-term changes in fair values.

Changes in the scope of consolidation reduced the financial result by €201 million.

(10) Taxes on income

€million	2003	2002
Current taxes on income	731	1,437
Deferred taxes	456	- 70
	1,187	**1,367**

Current taxes on income contain €44 million in net tax expenses (previous year: €40 million) relating to prior periods.

Changes in tax rates led to a deferred tax income of €34 million (previous year: €19 million). German deferred taxes are calculated using a tax rate of 39.28%, as in the previous year. Due to the German law for solidarity with flood victims that came into force in September 2002, the corporate income tax rate rose exclusively for the 2003 fiscal year from 25% to 26.5%.

Due to the utilization of tax loss carryforwards unrecognized in prior years, current taxes on income were reduced by €119 million (previous year: €169 million). Deferred tax expenses decreased by €11 million (previous year: €27 million) due to previously unrecognized tax loss carryforwards that are to be reassessed.

The income tax expense is derived from the theoretical tax expense. As in the previous year, a tax rate of 39.28% is applied to income before tax.

€million	2003	2002
Income before tax	**2,123**	**2,722**
Theoretical tax expense	**834**	**1,069**
Differences from foreign tax rates	- 119	- 42
Tax effects on		
_Tax-free domestic dividend income	- 72	- 204
_Tax-free foreign dividend income	- 21	- 28
_Other tax-free income	- 19	- 28
_Expenses not deductible for tax purposes	101	91
_Amortization of goodwill from capital consolidation	387	306
_Accounting for associates using the equity method (including amortization of associates' goodwill)	97	165
_Unrecognizable loss carryforwards and/or the recognition of off-balance sheet loss carryforwards	73	643
_Tax-free disposals of investments	- 88	- 488
_Other	14	- 117
Effective tax expense	**1,187**	**1,367**
Effective tax rate in %	55.9	50.2

Notes to the Balance Sheet

(11) Non-current assets

An analysis and description of the movements of non-current asset items summarized in the balance sheet for the period under review is provided on pages 136 and 137.

Goodwill rose by €2.6 billion primarily due to the acquisition of American Water Works Company, Inc.

In the year under review, a total of €390 million (previous year: €435 million) was spent on research and development. Development costs of €46 million (previous year: €84 million) were capitalized.

Investment property is all property held to earn rental income or for long-term capital appreciation rather than for use in production or for administrative purposes. This property is measured at depreciated cost. Depreciable investment property is depreciated over 12 to 80 years using the straight-line method. Its fair value is €760 million (previous year: €893 million). Fair values are determined using internationally accepted valuation methods such as the discounted cash flow method, or derived from current market prices of comparable real estate. €86 million of the fair value (previous year: €72 million) are based on a valuation made by independent appraisers. Rental income generated in the reporting period amounted to €67 million (previous year: €62 million). Direct operating expenses totaled €22 million (previous year: €17 million).

€312 million in property, plant and equipment, (previous year: €362 million) are subject to restrictions on disposal in the form of mortgages and collateral assignments. Of the carrying amount of property, plant and equipment, €531 million (previous year: €923 million) are attributable to assets leased under finance leases. They principally comprise technical plant and equipment (€530 million; previous year: €906 million). Disposals of property, plant and equipment resulted from the sale and decommissioning of plants.

Additions to financial assets total €5,400 million (previous year: €12,890 million) and reflect €4,796 million in acquisitions made in the period under review (previous year: €10,722 million) as well as capital contributions to subsidiaries and investees. The additions to non-current marketable securities and to loans as well as the additions from applying the equity method and measurement at fair value of other investments amount to €588 million (previous year: €1,708 million).

Non-current marketable securities are predominantly fixed-interest marketable securities and shares of public companies. They are not subject to any restrictions on disposal. They generally belong to the class of marketable securities designated "available for sale" and are measured at fair value.

The loans' remaining terms are summarized in the following table:

	≤ 1 year	> 1 year ≤ 5 years	> 5 years
Loans to affiliates	19	7	5
Loans to investments accounted for using the equity method and other investments	101	709	32
Other loans	46	252	189

Roll-forward of Non-current Assets

€million	Cost						
	Balance at 1/1/03	**Additions/ disposals through changes in scope of cons.**	**Additions**	**Transfers**	**Currency translation adjustments**	**Disposals**	**Balance at 12/31/03**
Intangible assets							
Development costs	204		46	- 36	- 11	10	193
Concessions, patent rights and similar rights and assets as well as licenses in such rights and assets	2,148	4	165	48	- 39	75	2,251
Customer relationships and similar assets	3,154		□		- 249		2,905
Goodwill							
_Individual financial statements	336	- 16	3		2	39	286
_Capital consolidation	15,678	3,192			- 1,059		17,811
Negative goodwill from capital consolidation	- 7	- 7				- 14	□
Prepayments	23	49	104	- 11	- 3	12	150
	21,536	**3,222**	**318**	**1**	**- 1,359**	**122**	**23,596**
Property, plant and equipment							
Land, land rights and buildings including buildings on third-party land	15,663	- 1,648	602	233	- 746	616	13,488
Investment property	893	9	34	23	- 16	71	872
Technical plant and machinery	64,747	7,044	2,420	387	- 2,256	860	71,482
Other equipment, factory and office equipment	6,220	- 1,738	421	55	- 264	368	4,326
Prepayments to other enterprises	89	14	21	- 37	□	14	73
Plants under construction	1,026	98	546	- 665	- 58	57	890
	88,638	**3,779**	**4,044**	**- 4**	**- 3,340**	**1,986**	**91,131**
Financial assets							
Investments in affiliates	1,103	- 4,486	4,818	- 1	- 5	770	659
Loans to affiliates	54	- 3	15	- 1	□	18	47
Investments							
_Associates accounted for using the equity method	4,555	- 130	508[1]		- 120	635[1]	4,178
_Other investments	722	- 10	375[2]	- 3	- 2	327[2]	755
Loans to associates and other investments	846		68	- 4	3	64	849
Long-term marketable securities	602	- 75	156[3]	116	- 1	243	555
Other loans	2,333	- 1,629	48	- 106	- 9	145[4]	492
	10,215	**- 6,333**	**5,988**	**1**	**- 134**	**2,202**	**7,535**
Non-current assets	**120,389**	**668**	**10,350**	**- 2**	**- 4,833**	**4,310**	**122,262**

[1] €68 million of the additions and €210 million of the disposals result from applying the equity method.
[2] €233 million of the additions and €39 million of the disposals result from the fair valuation pursuant to IAS 39.
[3] €38 million of the additions result from the fair valuation pursuant to IAS 39.

Accumulated depreciation/amortization/impairment losses								Carrying amounts	
Balance at 1/1/03	Additions/ disposals through changes in scope of cons.	Deprecia-tion/ amorti-zation/im-pairment losses in reporting period	Trans-fers	Currency trans-lation adjust-ments	Disposals	Write-backs	Balance at 12/31/03	Balance at 12/31/03	Balance at 12/31/02
55		29	-10	-3	3		68	125	149
1,311	11	174	9	-10	54		1,441	810	837
92		147		-9			230	2,675	3,062
134	-9	40		5	31		139	147	202
1,426	-39	985		-72			2,300	15,511	14,252
								□	-7
								150	23
3,018	**-37**	**1,375**	**-1**	**-89**	**88**		**4,178**	**19,418**	**18,518**
6,285	-1,172	603	-5	-216	327	10	5,158	8,330	9,378
308	2	44	10	-2	23	2	337	535	585
43,708	1,752	1,994	-33	-592	779	1	46,049	25,433	21,039
4,536	-1,187	492	31	-165	342	□	3,365	961	1,684
							□	73	89
22	□	3		□	13		12	878	1,004
54,859	**-605**	**3,136**	**3**	**-975**	**1,484**	**13**	**54,921**	**36,210**	**33,779**
237	-35	13		□	36		179	480	866
12	7	1			4	□	16	31	42
525	-98	125		-3	45		504	3,674	4,030
53	4	7		□	22	1	41	714	669
5	1	6			4	1	7	842	841
9	-8	4	□				5	550	593
94	-88	1	2		4	□	5	487	2,239
935	**-217**	**157**	**2**	**-3**	**115**	**2**	**757**	**6,778**	**9,280**
58,812	**-859**	**4,668**	**4**	**-1,067**	**1,687**	**15**	**59,856**	**62,406**	**61,577**

[4] €14 million of the disposals result from the fair valuation pursuant to IAS 39.

□ Negligible amount.

(12) Inventories

€million	12/31/03	12/31/02
Raw materials including nuclear fuel assemblies and the preliminary overburden of lignite mining	1,542	1,512
Work in progress – goods	534	617
Work in progress – services	211	210
Finished goods and goods for resale	885	1,110
Prepayments	113	56
	3,285	**3,505**

Due to changes in the scope of consolidation, inventories decreased by €110 million. €231 million (previous year: €117 million) of the total amount of inventories recognized as of December 31, 2003 are carried at their net realizable value.

Inventories are not subject to restrictions on disposal, and there are no further burdens.

(13) Accounts receivable and other assets

€million	12/31/03	Thereof RT* > 1 y.	12/31/02	Thereof RT* > 1 y.
Trade accounts receivable	7,509	37	7,203	24
Accounts receivable from affiliates	128	5	378	16
Accounts receivable from investments accounted for using the equity method and other investments	651	20	681	1
	8,288	62	**8,262**	**41**
Other assets				
_Derivatives	4,648		2,491	
_Purchase money claims on shares in Shell & DEA Oil	–		1,310	
_Loans	265		246	
_Tax refund claims	554		614	
_Guarantees for trading activities	348		47	
_Deferred interest	224		129	
_Accounts receivable from the revenue financing provided by Heidelberger Druckmaschinen	773		841	
_Foreign pension plan assets	516		552	
_Prepayments for items other than inventories	262		346	
_Accounts receivable from investment grants and subsidies	42		47	
_Miscellaneous other assets	1,027		1,486	
	8,659	**1,727**	**8,109**	**1,423**
	16,947	1,789	**16,371**	**1,464**

* RT = remaining term.

Due to changes in the scope of consolidation, accounts receivable and other assets decreased by €134 million. €38 million (previous year: €43 million) of accounts receivable from affiliates and €519 million (previous year: €515 million) of accounts receivable from investments accounted for using the equity method and other investments were attributable to trade transactions.

Expenses and profit contributions from customer-specific construction contracts totaling €549 million (previous year: €121 million) were capitalized. Prepayments in the amount of €513 million (previous year: €119 million) were deducted. A profit of €24 million (previous year: €10 million) was earned on construction contracts.

Except for derivative financial instruments, accounts receivable and other assets are recognized at amortized cost, which is similar to their fair value. Derivative financial instruments are stated at fair value.

Loans have interest rates of between 3 % and 11 % (previous year: 3 % to 11 %).

Other assets contain lease payments receivable from finance lease agreements of Heidelberger Druckmaschinen. Subject to these long-term lease agreements are printing machines and systems.

Lease agreements are based on the following parameters:

€million	12/31/03	12/31/02
Total of lease payments	157	110
Lease payments already received	- 26	- 3
Interest share of lease payments outstanding	- 26	- 2
Present value of lease payments outstanding (carrying amount)	**105**	**105**

The present value of lease payments outstanding can be broken down as follows:

€million	12/31/03	12/31/02
Due within 1 year	11	19
Due within 1–5 years	47	69
Due after 5 years	47	17
	105	**105**

(14) Marketable securities

Current marketable securities amount to €9,615 million (previous year: €8,459 million) and include fixed-interest marketable securities with a value of €7,541 million with a term of more than three months from the date of acquisition as well as stocks and profit-participation certificates with a value of €2,074 million. Marketable securities are stated at fair value. The average return obtainable on the market on fixed-interest bonds directly held by the group was 3.9 % as of December 31, 2003 (previous year: 3.7 %).

(15) Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, demand deposits, and fixed-interest marketable securities with a maturity of three months or less from the date of acquisition.

Demand deposits are only kept for short-term cash positions at banks with outstanding creditworthiness. As in fiscal 2002, interest rates are maintained at Interbank levels.

Cash and cash equivalents break down as follows:

€million	12/31/03	12/31/02
Cash	1,938	1,673
Marketable securities and other cash investments (maturity three months or less from the date of acquisition)	243	470
	2,181	**2,143**

(16) Deferred taxes

Deferred tax assets and liabilities amount to €4,325 million and €4,526 million respectively (previous year: €7,593 million and €6,566 million respectively) and principally relate to measurement differences to the tax bases.

The following is a breakdown of deferred tax assets and liabilities by balance sheet item:

	12/31/03		12/31/02	
€million	Deferred tax assets	Deferred tax liabilities	Deferred tax assets	Deferred tax liabilities
Non-current assets	589	4,341	335	4,512
Current assets and other assets	179	1,115	224	979
Exceptional tax items	–	556	–	758
Provisions for pensions	1,296	64	1,783	69
Other provisions	3,007	622	3,718	214
Other liabilities	1,098	59	1,203	34
	6,169	6,757	**7,263**	**6,566**
Tax loss carryforwards	387	–	330	–
Gross total	6,556	6,757	**7,593**	**6,566**

€2,231 million in deferred tax assets and deferred tax liabilities were netted out against each other for each company and tax group.

Total deferred tax assets include the following capitalized tax reduction claims which result from the expected utilization of previously unused tax loss carryforwards in subsequent years:

€million	**12/31/03**	**12/31/02**
Corporate income tax (or comparable foreign income tax)	381	318
Trade tax	6	12
	387	**330**

The realization of these tax loss carryforwards is probable. There are €1,905 million in corporate income tax loss carryforwards and €4,516 million in trade tax loss carryforwards for which no deferred tax claims have been recognized (previous year: €2,121 million and €5,390 million, respectively).

The balance of corporate income tax reductions and increases related to future disbursements amounted to €806 million as of December 31, 2003 (previous year: €996 million). These corporate income tax reductions and increases can occur or be utilized by 2019. According to the Tax Benefit Reduction Act (three-year moratorium), corporate income tax credits based on profit distributions can be utilized again from January 1, 2006 onwards.

In the year under review, +€183 million in deferred taxes (previous year: -€8 million) arising from the translation of foreign financial statements and +€208 million (previous year: +€47 million) from valuations without an effect on net income were offset against equity.

(17) Equity/minority interest

A breakdown of equity and the minority interest is shown on page 117.

Pursuant to the resolution passed by the Annual General Meeting on June 6, 2002, the Executive Board was authorized to purchase up to 57,000,000 shares of any class in RWE until December 5, 2003.

Subscribed capital breaks down as follows:

	12/31/03 Number of shares '000	%	12/31/02 Number of shares '000	%	12/31/03 €million	12/31/02 €million
Common shares	523,405	93.1	523,405	93.1	1,340	1,340
Preferred shares	39,000	6.9	39,000	6.9	100	100
	562,405	**100.0**	**562,405**	**100.0**	**1,440**	**1,440**

Subscribed capital and the additional paid-in capital relate to RWE AG. Common and preferred shares are no-par value bearer share certificates.

Stock option plans

Contingent capital in the amount of €51,200,000 (previous year: €51,200,000) is available to offer subscription rights for common shares in the name of the bearer to members of the Executive Board and to other executives of RWE AG and subordinate affiliates.

The Executive Board of RWE AG has been authorized to issue non-transferable subscription rights to a total of up to 20,000,000 common shares to the aforementioned persons up to the end of the day on March 8, 2004, within the scope of the **executive stock option plan (AOP-F)**. There is a three-year waiting period for the stock options which have a term of five years after their respective issue.

The following stock options have been issued so far:

	Originally issued	Balance at 12/31/02	Expired in 2003	Balance at 12/31/03
1999 tranche	1,935,800	1,319,300	- 75,200	1,244,100
2000 tranche	4,336,500	2,983,000	- 242,100	2,740,900
2001 tranche	5,222,300	4,454,100	- 311,100	4,143,000
2001A tranche	5,262,300	4,818,500	- 287,600	4,530,900
	16,756,900	**13,574,900**	**- 916,000**	**12,658,900**

The stock options can only be exercised if the quoted market price of the common share—calculated on the basis of the total return approach—has increased by at least 6 % annually on average (absolute performance) before being exercised and has not trailed the Dow Jones STOXX share index by more than ten percentage points (relative performance) in the same period. The four-week exercise periods start on the 21st trading day following the publication of the provisional revenue and earnings figures for the completed fiscal year and of the semi-annual results.

The stock options can be exercised by payment of the exercise price. The exercise price equals the quoted market price of the common share on the first trading day after expiry of the relevant exercise period, minus a markdown, which is composed of the absolute and relative performance components. The markdown is limited to 40 percentage points.

Exercise conditions stipulate that the stock options can be fulfilled by already existing common shares instead of new shares from contingent capital or that the markdown can be paid in cash instead of in common shares. If the persons holding stock options are not employed by RWE AG, the expenses associated with the exercise are borne by the respective group company.

In the 2002 fiscal year, a **long-term incentive plan (LTIP)** was introduced for Executive Board members, other executives of RWE AG, and subordinate domestic and foreign affiliates, based on stock appreciation rights (SARs), in line with a resolution passed by the Supervisory Board.

There is a two-year waiting period for the SARs which have a term of five years after their respective issue. The following stock options have been issued so far:

	Originally issued	Balance at 12/31/02	Expired in 2003	Balance at 12/31/03
2002 tranche	5,950,350	5,945,350	- 75,000	5,870,350
2003 tranche	6,677,450	—	- 23,000	6,654,450
	12,627,800	5,945,350	- 98,000	12,524,800

SARs can be exercised if the common share price has risen by at least 10% before the exercise date (absolute performance) and has outperformed the Dow Jones STOXX Utility Price Index on ten consecutive days in the same period (relative performance). The relative success hurdle does not apply if the common share price increases by at least 20%.

SARs can be exercised daily on expiry of the waiting period and once the aforementioned performance targets have been hit, except during short blocking periods prior to the publication of corporate data. The number of exercisable SARs is determined by the extent to which the common share has risen over the exercise price established when the SARs were issued. If the common share price increases by 20%, all SARs can be exercised; an increase of 15% enables the exercise of 60%, and an increase of 10% enables the exercise of 25% of the SARs. Whenever SARs are exercised, the issuing company pays the difference between the current share price and the exercise price. The payment is limited to 50% of the exercise price.

The LTIP's exercise conditions stipulate that common shares may be given instead of cash to pay out gains on the exercise of SARs. If the persons holding stock options are not employed by RWE AG, the expenses associated with the exercise are borne by the respective group company.

Under the **employee stock option plan**, eligible staff members were granted up to three non-transferable stock options on each common share of RWE AG for each employee share purchased.

The following stock options with a term of three years have been issued so far:

	Originally issued	Balance at 12/31/02	Expired in 2003	Balance at 12/31/03
2000 tranche	1,476,366	1,058,197	- 1,058,197	–
2001 tranche	735,274	632,908	- 44,285	588,623
2001A tranche	533,570	466,880	- 34,569	432,311
	2,745,210	**2,157,985**	**-1,137,051**	**1,020,934**

The stock options can be exercised if the common share's quoted market price has risen to at least 110 % of the initial price set. Employees can then either purchase existing common shares at a reduced price or be paid out the difference. The capital gain is limited to 20 % of the initial price.

Commitments arising from the stock option plans and the LTIP are accrued over their terms to maturity. Commitments arising from the stock option plans are stated at the intrinsic value valid as of the balance-sheet date, while taking fluctuation discounts into consideration, whereas commitments arising from the LTIP are stated at the prorated fair value valid as of the balance-sheet date. €71 million in provisions were recognized as of the balance-sheet date (previous year: €55 million).

RWE Thames Water Plc as well as **RWE Innogy plc** introduced an **employee stock ownership plan** that enables entitled employees to save a maximum fixed sum of £100 and £125 respectively per month over a period of three years to purchase RWE shares. RWE shares can be purchased after the end of the blocking period at a 20 % discount on the price quoted at the cut-off date at the beginning of the respective tranche. RWE Thames Water and RWE Innogy have hedged the expected number of purchased shares through options with the same exercise price. The option price is accrued over the three-year duration of the employee stock ownership plan.

	Originally issued	Balance at 12/31/02	Expired in 2003	Balance at 12/31/03
2001 tranche	412,608	388,505	- 93,226	295,279
2002 tranche	1,068,040	1,061,767	- 295,964	765,803
2003 tranche	788,081	–	- 15,603	772,478
	2,268,729	**1,450,272**	**- 404,793**	**1,833,560**

Entitled employees are tendered RWE shares within the scope of **RWE Thames Water's long-term stock option plan**. If RWE Thames Water exceeds certain predetermined ROCE targets, RWE Thames Water pays an agreed sum into an independent trust that acquires the corresponding number of RWE shares and holds them for three years. The shares are issued to eligible employees on expiry of the three-year holding period. Provisions were recognized to cover the sums the trust is expected to receive.

Accumulated other comprehensive income reflects changes in the fair values of financial instruments available for sale and of cash flow hedges as well as currency translation adjustments from foreign financial statements.

In the year under review, €179 million in changes in fair values of cash flow hedges (previous year: -€131 million) and €153 million in financial instruments available for sale (previous year: -€618 million) were disclosed under accumulated other comprehensive income. In the fiscal year, €65 million in cash flow hedges were realized as income (previous year: expense of €7 million) and €268 million in financial instruments available for sale were realized as an expense (previous year: income of €313 million).

Dividend proposal
We propose to the Annual General Meeting that RWE AG's distributable profit for fiscal 2003 be appropriated as follows:

Payment of a dividend of €1.25 per individual share certificate on the dividend-bearing capital stock of

€1,439,756,800.00:	€703,006,250.00
Profit carryforward:	€93,508.19
Distributable profit:	**€703,099,758.19**

The minority interest shows the share ownership of third parties in group enterprises. Above all, a minority interest is held in the Hungarian-based power utilities, enviaM, Heidelberger Druckmaschinen, the RWE Thames Water Division, and the Czech gas companies.

(18) Provisions

€million	12/31/03	12/31/02
Provisions for pensions and similar obligations	12,303	13,376
Provisions for taxes	2,773	3,009
Provisions for nuclear waste management	10,124	10,859
less: prepayments	- 651	- 646
	9,473	**10,213**
Provisions for mining damage including reclamation	1,951	2,239
Other provisions		
_Staff obligations (excluding restructuring)	1,134	2,338
_Restructuring obligations	2,441	1,890
_Purchase and sales obligations	3,737	3,457
_Uncertain obligations in the electricity business	679	670
_Environmental protection obligations	426	381
_Interest payment obligations	402	408
_Miscellaneous other provisions	2,352	2,206
	11,171	11,350
	37,671	**40,187**

Provisions for pensions and similar obligations
Provisions are made to cover obligations for post-employment benefits for current and former entitled employees and their surviving dependants. In particular, the obligations refer to retirement pensions in the form of both basic and supplementary benefits. Individual commitments are based on the differing industry and country-specific benefit arrangements. They are generally calculated according to the employees' length of service and compensation. Due to the nature of their benefits, the obligations of US group enterprises for their employees' medical expenses after retirement are also disclosed under pension provisions and similar obligations.

The company pension plans consist of defined contribution and defined benefit plans. In the case of defined contribution plans, the enterprise's obligation is limited to the amount it contributes to the plans. Expenses are disclosed under staff costs. In the reporting period, €51 million were paid into defined contribution plans (previous year: €74 million). In the case of defined benefit plans, the enterprise's obligation is to provide agreed benefits to current and former employees. Provisions for defined benefit plans are valued according to the projected unit credit method. The provision is reduced by the amount of the plan assets. The service cost is disclosed under staff costs, the interest cost under the financial result.

The amount of the provision was calculated using actuarial methods. The following assumptions are applied:

	2003		2002	
%	Germany	Foreign	Germany	Foreign
Discount rate	5.50	5.55–6.75	6.00	5.55–6.75
Compensation increase	2.75	3.40–4.75	3.00	3.40–4.22
Pension increase	1.75	2.40–4.75	2.00	2.40–4.22
Rise in health service cost	–	4.75–9.00	–	4.75–8.00
Expected return on plan assets	–	6.00–8.75	–	6.00–8.00

Provisions for pensions are derived as follows:

€million	12/31/03	12/31/02
Present value of funded benefit obligations	**7,150**	**6,854**
Fair value of plan assets	6,598	6,524
Less: plan assets capitalized	- 516	- 552
Fair value of plan assets (excluding plan assets capitalized)	**6,082**	**5,972**
Unrecognized net actuarial gains/losses	- 678	- 820
On-balance-sheet provision for funded benefit obligations	**390**	**62**
Present value of unfunded benefit obligations	**11,245**	**12,789**
Unrecognized actuarial gains/losses on unfunded benefit obligations	668	525
On-balance-sheet provision for unfunded benefit obligations	**11,913**	**13,314**
	12,303	**13,376**

The unrecognized net actuarial losses of €10 million (previous year: €295 million) that have not yet been recognized primarily result from losses/gains in connection with changes in the number of employees and differences in the actual market trends compared with the actuarial assumptions made. This amount is recognized as an expense over the employees' average remaining working lives to the extent that it exceeds 10% of the greater of the benefit obligation and the fair value of the plan assets.

The table below shows the reconciliation of the fair value of plan assets:

€million	2003	2002
Fair value of plan assets at start of fiscal year	6,524	2,400
Expected return on plan assets	557	143
Contributions to the funded plans	210	3
Benefits paid by the funded plans	- 468	- 119
Actuarial gains/losses (related to plan assets)	125	- 871
Other changes (mainly changes in the scope of consolidation, transfers and currency adjustments)	- 350	4,968
Fair value of plan assets at end of fiscal year	**6,598**	**6,524**

The actual return on plan assets is €665 million (previous year: -€42 million).

Provisions for pensions in fiscal 2003 and 2002 developed as follows:

€million	2003	2002
Beginning balance	13,376	13,915
Additions	337	223
Unused amounts reversed	- 7	- 1
Interest accretion/discount rate changes	688	723
Changes in the scope of consolidation, currency adjustments, transfers	- 1,463	- 900
Amounts used	- 628	- 584
Closing balance	**12,303**	**13,376**

Expenses relating to provisions for pensions break down as follows:

€million	2003	2002
Service cost	293	196
Interest cost	1,245	866
Expected return on plan assets	- 557	- 143
Amortization of past service cost	30	18
Recognized actuarial gains/losses	14	9
	1,025	**946**

Roll-forward of provisions € million	Balance at 1/1/03	Additions	Unused amounts reversed	Interest accretion/ discount rate changes	Changes in the scope of conso- lidation, currency adjust- ments, transfers	Amounts used	Balance at 12/31/03
Provisions for pensions	13,376	337	- 7	688	- 1,463	- 628	12,303
Provisions for taxes	3,009	607	- 74	—	- 179	- 590	2,773
Provisions for nuclear waste management less prepayments	10,213	68	- 999	485	—	- 294	9,473
Provisions for mining damage	2,239	105	- 100	100	- 291	- 102	1,951
Other provisions							
_Staff obligations (excluding restructuring)	2,338	717	- 61	55	- 1,309	- 606	1,134
_Restructuring obligations	1,890	953	- 57	70	- 5	- 410	2,441
_Purchase and sale obligations	3,457	2,151	- 99	103	13	- 1,888	3,737
_Uncertain obligations in the elec- tricity business	670	236	- 66	17	33	- 211	679
_Environmental protection obligations	381	29	- 12	8	44	- 24	426
_Interest payment obligations	408	49	- 1	1	9	- 64	402
_Miscellaneous other provisions	2,206	592	- 151	31	148	- 474	2,352
	11,350	4,727	- 447	285	- 1,067	- 3,677	11,171
	40,187	**5,844**	**- 1,627**	**1,558**	**- 3,000**	**- 5,291**	**37,671**
Of which with a term of up to one year	(7,550)						(8,272)
Of which changes to the scope of consolidation							(- 2,120)

Provisions with a term of up to one year relate to tax provisions and to other provisions amounting to €5,499 million (previous year: €4,541 million).

Provisions for nuclear waste management
Waste management provisions in the nuclear energy sector are based on obligations under public law and restrictions included in operating licenses.

Provisions for the disposal of spent nuclear fuel assemblies cover expected costs, which primarily include reprocessing costs on the basis of contractual agreements, and direct final storage. The associated cost of transporting, treating and taking back waste, including the cost of final storage and associated pre-financing costs calculated based on data from the German Federal Office for Radiation Protection, are included accordingly. These provisions are used up over a period of up to 80 years.

Provisions for the decommissioning of nuclear power station facilities are accrued based on expected costs. The calculation of expected costs is based on outside expert opinions and assumes that the facilities concerned are eliminated completely. Costs incurred during the interim period preceding decommissioning operations are also included. Furthermore, provisions were made for other waste management measures (management of radioactive operational waste).

Waste management provisions in the nuclear energy sector are stated as long-term provisions, and their settlement value is discounted to the balance-sheet date. An interest rate of 5.5% (previous year: 6.0%) was used as the discount rate. Volume-induced increases in the provisions are measured at their present value. In the fiscal year, they amounted to €68 million (previous year: €196 million). By reversing €999 million in unused provisions (previous year: €963 million), we accounted for the anticipated reduction in waste disposal costs. Additions to provisions for nuclear waste management primarily consist of an interest accretion of €485 million (previous year: €491 million).

Provisions for mining damage
These provisions are formed for risks and obligations to redress, including those arising from mining damage that has already occurred or been caused. Such risks and obligations are those that exist as of the balance-sheet date and are identifiable when the balance sheet is being prepared. They have to be recognized due to obligations under public law that are based on the German Federal Mining Act and formulated, above all, in operating and water law permits. Provisions are generally accrued based on the increase in the obligation, i.e. in line with coal production. They are measured at full expected cost or according to estimated compensation payments.

Furthermore, provisions are made owing to obligations under public law to fill wells and eliminate other damage caused by drilling and production work. The amount of these provisions is based on total cost estimates derived from past experience and comparative rates determined by the German Association of the Oil and Natural Gas Production Industry.

Provisions for mining damage are long-term provisions that are recognized at the settlement amount discounted to the balance-sheet date. An interest rate of 5.5% (previous year: 6.0%) was used as the discount rate. In the reporting period, additions to provisions for mining damage amounted to €105 million (previous year: €14 million) and were caused by an increase in the obligation. The interest accretion of the additions to provisions for mining damage is €100 million (previous year: €110 million). We have taken the anticipated reduction in cost by releasing €100 million in provisions (previous year: €33 million).

The difference in present value at the beginning of the fiscal year was largely offset against the effects of changes in interest rates. As of December 31, 2003, the carrying amounts of provisions for nuclear waste management and mining damage correspond to their present value.

Provisions for restructuring
Provisions for restructuring mainly comprise socially acceptable personnel measures for further payroll downsizing. The agreement on personnel measures reached in 2000 expires on June 30, 2004. In fiscal 2003, an additional restructuring provision of €250 million was recognized for the restructuring of domestic group companies in the electricity and gas business. These provisions primarily cover expenses for necessary payroll downsizing (including redundancy payments) as well as for projected decommissioning measures, resource pooling, site consolidation and associated material costs. The reorganization measures will largely be completed in 2005.

A provision of €525 million was established for the realignment of Heidelberger Druckmaschinen.

(19) Liabilities

€million	**12/31/03**	**Thereof RT* ≤ 1 year**	**Thereof RT* > 5 years**	**31.12.02**	**Thereof RT* ≤ 1 year**	**Thereof RT* > 5 years**
Bonds (incl. other notes payable)	22,255	2,131	12,863	20,031	404	12,530
Commercial papers	2,287	2,287	–	1,862	1,862	–
Bank debt	5,096	2,083	734	5,341	1,836	1,128
Financial liabilities payable to affiliates	359	348	–	594	575	7
Financial liabilities payable to investments accounted for using the equity method and other investments	135	110	–	185	178	7
Other financial liabilities	1,658	686	412	1,868	1,091	547
Financial liabilities	**31,790**	**7,645**	**14,009**	**29,881**	**5,946**	**14,219**
Trade accounts payable	5,061	5,019	5	5,080	4,968	5
Prepayments received	563	563	–	571	571	–
Drafts payable	6	6	–	5	5	–
Accounts payable to affiliates	126	126	–	134	119	12
Accounts payable to investments accounted for using the equity method and other investments	103	103	–	173	173	–
Other liabilities						
_Tax liabilities	872			646		
_Social security liabilities	716			784		
_Derivatives	3,211			2,134		
_Interest on bonds and loans	217			192		
_Miscellaneous other liabilities	1,396			1,540		
	6,412	5,275	273	5,296	5,026	1
	44,061	18,737	14,287	41,140	16,808	14,237

* RT = remaining term.

€23,100 million (previous year: €23,935 million) of long-term financial liabilities were interest-bearing. Bank debt largely stems from former activtites of acquired companies. Nominal interest depends on the currency, term and conditions of the agreement and is between 3% and 11% p.a. (previous year: 3% to 11%).

In the fiscal year, financial liabilities rose to €31,790 million. Changes in the scope of consolidation caused them to increase by €3,356 million.

Outstanding bonds relate to RWE AG, RWE Finance B.V., RWE Thames Water and its subsidiaries, American Water and its subsidiaries, as well as to RWE Innogy plc. Nominal interest is between 2.0% and 8.375% fpr public bonds (previous year: 5.375% to 8.375%) and between 0.2% and 10% for private placements (previous year: 0.05% to 8.75%), depending on currency, terms, and time of issue.

RWE placed a 30-year euro bond on the capital market (€750 million; expires in 2033), an additional €1.2 billion benchmark bond (expires in 2018) as well as the first RWE bond on the Swiss capital market (CHF 500 million; expires in 2008). Furthermore, outstanding bonds of RWE Innogy with a nominal value of €500 million and £969 million were exchanged for bonds of RWE Finance in a public invitation to tender (€450 million increase in the bond, which expires in 2012; £500 million newly issued, which expire in 2010; £600 million newly issued, which expire in 2021). In addition, the pound sterling bond, which expires in 2030, was increased by another £150 million, and private placements were made. The average coupon in the euro and pound sterling segments had rates of 5.1% and 6.0%, respectively. The bonds were partly hedged by interest rate and currency derivatives.

The following is a breakdown of our major bonds as of December 31, 2003:

Issuer	Issue volume	Carrying amount	Coupon in %	Maturity
RWE AG	€150 million	€150 million	Variable	January 2004
RWE AG	€550 million	€550 million	Variable	May 2004
RWE AG	€600 million	€600 million	Variable	May 2005
RWE AG	€350 million	€350 million	Variable	June 2005
RWE AG	£100 million	€141 million	5.5	December 2005
RWE AG	€150 million	€150 million	4.75	January 2007
RWE AG	€750 million	€740 million	5.75	February 2033
RWE Finance B.V.	CHF 500 million	€319 million	2.0	December 2008
RWE Finance B.V.	€2,500 million	€2,487 million	5.5	October 2007
RWE Finance B.V.	€2,000 million	€1,993 million	5.375	April 2008
RWE Finance B.V.	€2,200 million	€2,265 million	6.125	October 2012
RWE Finance B.V.	€1,200 million	€1,191 million	5.125	July 2018
RWE Finance B.V.	£750 million	€1,057 million	6.375	June 2013
RWE Finance B.V.	€850 million	€855 million	6.25	April 2016
RWE Finance B.V.	£650 million	€923 million	6.5	April 2021
RWE Finance B.V.	£350 million	€498 million	5.75	April 2006
RWE Finance B.V.	£950 million	€1,341 million	6.25	June 2030
RWE Finance B.V.	£500 million	€709 million	4.625	August 2010
RWE Finance B.V.	£600 million	€847 million	5.625	December 2023
Thames Water Utilities Finance Plc	£175 million	€258 million	3.375	July 2021
Thames Water Utilities Finance Plc	£330 million	€468 million	6.75	November 2028
Thames Water Utilities Finance Plc	£200 million	€284 million	6.5	February 2032
Thames Water Finance B.V.	US$ 150 million	€121 million	6.375	February 2004
RWE Innogy plc	€500 million	€494 million	4.625	October 2004
RWE Innogy plc	£131 million	€193 million	8.375	August 2006
Pennsylvania - American Water Company	US$ 150 million	€122 million	7.8	September 2026
Other (incl. other notes payable)	Various	€3,149 million	Various	2004 until 2038
Bonds (incl. other notes payable)		**€22,255 million**		

As of December 31, 2003, the bonds (including other notes payable) had a fair value of €23,008 million. The fair value of other financial liabilities is similar to the disclosed carrying amounts.

Euro and US dollar commercial papers were issued on the European and US capital markets throughout the reporting period. They had a countervalue of between €2.0 billion and €4.5 billion (previous year: €0.5 billion to €1.8 billion). The interest rates were in line with Interbank levels. Commercial papers on our books as of the cut-off date totaled €2,287 million (previous year: €1,862 million).

Other financial liabilities primarily consist of finance lease obligations. Lease agreements principally relate to capital goods in the electricity and water business.

Minimum lease payments for liabilities arising from finance lease agreements have the following maturities:

	12/31/03			12/31/02		
Finance leases €million	**Nominal value**	**Discount**	**Present value**	**Nominal value**	**Discount**	**Present value**
Due within 1 year	74	3	71	85	8	77
Due within 1 - 5 years	295	63	232	327	74	253
Due after 5 years	517	198	319	605	229	376
	886	**264**	**622**	**1,017**	**311**	**706**

Tax liabilities also contain taxes that group companies have to pay on behalf of third parties. The principal component of other social security liabilities are the amounts payable to social security institutions.

Changes in the scope of consolidation caused liabilities to increase by a total of €3,266 million. In the case of individual customer-specific construction contracts, there is a balance on the liabilities side of €3 million (previous year: €3 million).

€232 million (previous year: €292 million) of the liabilities are secured by mortgages, and €109 million (previous year: €103 million) by similar rights.

(20) Deferred income

€million	12/31/03	12/31/02
Advances and contributions in aid of construction and building connection	3,016	2,566
Grants related to non-current assets		
_Taxable	39	35
_Non-taxable	139	107
Other	625	748
	3,819	**3,456**

Of the total amount of deferred income, €2,078 million (previous year: €2,074 million) are recognized as income after one year.

(21) Earnings per share

Basic earnings per share are calculated by dividing the net profit attributable to the shares by the average number of shares. The figure may become diluted by so-called potential shares (above all share options and convertible bonds). Options issued as part of RWE's stock option plans do not dilute profit as of December 31, 2003, because exercise conditions were not met at the balance-sheet date. Basic earnings per share and diluted earnings per share are thus equivalent. The same earnings per share are attributable to common and preferred shares.

For an improved assessment of the earnings situation, we have provided an earnings per share figure before goodwill amortization. €1.76 in goodwill amortization per share (previous year: €1.38 per share) are added to earnings per share.

		2003	2002
Net income	€million	953	1,050
Number of shares outstanding (weighted average)	thousands	562,322	562,350
Earnings per share	€	1.69	1.87
Earnings per share before goodwill amortization	€	3.45	3.25
Dividend and bonus per share for RWE AG's 2002 fiscal year	€		1.10
Proposed dividend per share for RWE AG's 2003 fiscal year	**€**	**1.25**	

(22) Reporting on financial instruments

Financial instruments include non-derivative and derivative financial instruments.

Non-derivative financial assets essentially include non-current financial assets, accounts receivable, securities and cash and cash equivalents. Financial assets available for sale are measured at fair value. Fair values are derived from their stock-market quotations or are measured on the basis of generally accepted valuation methods. On the liabilities side, non-derivative financial instruments principally include liabilities stated at cost. Non-derivative financial instruments on hand are disclosed in the balance sheet. The amount of financial assets represents the maximum default risk. If default risks associated with financial assets are identified, they are recognized through allowances.

As an international multi-utility group, RWE is exposed to currency, commodity and interest rate risks in its ordinary business activity. It is the RWE Group's policy to limit such risks via systematic risk management. These risks are thus mitigated through hedges, among other things. Derivative financial instruments are used to hedge the following risks: currency, commodity and interest rate risks from operations as well as from cash investments and financing transactions. The instruments most commonly used are foreign exchange forwards, foreign exchange options, interest rate currency swaps, commodity forwards, commodity options, commodity swaps as well as interest rate swaps.

Our group companies are subjected to stringent risk management. Binding internal directives define the range of action, responsibilities and controls. Accordingly, as a rule, derivative financial instruments may not be used for speculative purposes; they only serve to hedge risks arising from operations. General risk management guidelines have been established for commodities. They stipulate that commodity derivatives may be used to hedge price risks, re-optimize power plant schedules, and increase margins. Furthermore, commodity derivatives may also be traded, subject to strict limits. The limits are defined by independent organizational units and monitored on a daily basis.

Credit risks associated with contractual parties are systematically reviewed on conclusion of the contract and constantly monitored. Furthermore, credit risk is reduced through appropriate forms of collateralizing.

Hedging relationships accounted for inaccordance with IAS 39 exist primarily for hedges of net investments in foreign entities as well as for hedges of foreign-currency liabilities and interest rate risks from long-term liabilities.

Fair value hedges
Fair value hedges exist especially to hedge fixed-interest loans and liabilities against market price risks. Instruments used are interest rate swaps and interest rate currency swaps. In the case of fair value hedges, both the derivative as well as the underlying transaction regarding the hedged risk are measured at fair value with an effect on income.

Cash flow hedges
Cash flow hedges exist primarily to hedge variable-interest loans and liabilities against interest rate risks as well as against foreign currency and price risks from future sales and purchase transactions. Changes in the fair value of hedging instruments are recorded as equity under other comprehensive income until the underlying transaction is realized. The hedge's contribution to income is transferred from other comprehensive income to the income statement when the underlying transaction is realized.

Hedge of a net investment in a foreign entity
RWE hedges a significant portion of hedges of net investments in foreign entities using bonds with various terms in the appropriate currency as well as with interest rate currency swaps. Every hedge is assigned to an underlying transaction. Currency risks from bonds used for hedging purposes and changes in the fair value of interest rate currency swaps used for hedging purposes are subsumed under the currency translation adjustment disclosed under other comprehensive income.

When interpreting the positive and negative fair values of derivative financial instruments, with the exception of the relatively low commodity trading volumes, it must be taken into account that they are matched by underlying transactions with offsetting risks. All derivative financial instruments are recognized as assets or liabilities. They are measured at fair value regardless of their purpose.

Maturities of derivative interest rate, currency and commodity transactions are based on the maturities of underlying transactions and are thus primarily short-term and medium-term in nature. Maturities of up to 30 years can be agreed upon to hedge foreign currency risks of foreign investments.

The nominal volume of the derivatives outlined on the following page is specified without being offset. It represents the total of all purchase and sales amounts on which the derivatives are based. The level of the nominal volume enables estimates regarding the scope of the use of derivatives, but does not reflect the risk the group is exposed to from the use of derivatives.

We use the value-at-risk method to quantify the interest rate change and currency risks for financial instruments in line with the international banking standard. The maximum expected loss arising from changes in market prices is calculated and continuously checked on the basis of historical market price fluctuations, a confidence level of 99 %, and a holding period of one day.

Currency risks may exist for financial assets and liabilities in foreign currency. Such risks are counteracted by derivative financial instruments.

Interest rate derivatives used to hedge interest rate risks are nearly exclusively interest rate swaps. Commodity derivatives are primarily used to hedge electricity, coal, gas and oil prices and margins.

The following derivative transactions were concluded:

	Nominal volume		Remaining term > 1 year		Fair value		Value at risk
€million	12/31/03	12/31/02	12/31/03	12/31/02	12/31/03	12/31/02	12/31/03
Foreign currency derivatives							
_Foreign exchange forwards	3,304	7,590	656	630	3.2	64.2	15.6
_Foreign exchange options	611	3,412	99	29	41.9	279.7	3.7
_Interest rate currency swaps	15,940	10,191	10,145	9,902	1,266.0	513.8	110.9
	19,855	**21,193**	**10,900**	**10,561**	**1,311.1**	**857.7**	**126.2**
Interest rate derivatives	**4,457**	**9,862**	**3,415**	**6,244**	**- 170.4**	**- 259.9**	**13.1**
Share price-related/indexed derivatives	**191**	**191**	**191**	**70**	**67.1**	**45.2**	
	24,503	**31,246**	**14,506**	**16,875**	**1,207.8**	**643.0**	
Commodity derivatives							
_Commodity options	3,420	9,594	2,277	3,756	- 89.2	- 89.5	
_Commodity swaps	8,202	7,301	1,445	2,841	154.8	62.7	
_Commodity forwards	18,232	15,831	4,637	4,455	133.4	- 265.1	
_Other commodity derivatives	33	1,472	23	18	30.5	6.1	
	29,887	**34,198**	**8,382**	**11,070**	**229.5**	**- 285.8**	
	54,390	**65,444**	**22,888**	**27,945**	**1,437.3**	**357.2**	

Derivatives are exposed to default risks equivalent to their positive fair values. These risks are minimized by the high demands on our counterparties' creditworthiness. Default risk exposure was negligible in the fiscal year under review and in the previous fiscal year. Market risks which result from the fact that the value of a derivative financial instrument changes due to market fluctuations are generally not relevant for assessing the group's net worth, financial or earnings position, due to their hedging purpose.

RWE AG usually handles the refinancing of cash and capital market liabilities that come due. In addition to the extension of current money market programs and short-term debt, some €1.6 billion in capital market debt and €0.5 billion in bank debt will come due in 2004. Capital is generally provided in the form of cash and cash equivalents, current securities totaling €11.8 billion, bilateral bank credit lines and a fully secured syndicated credit line of €4.5 billion, as well as unused funds from a US$ 5 billion global commercial paper program and a €20 billion debt issuance program. This makes the liquidity risk very low.

(23) Contingent liabilities and financial commitments

€million	12/31/03	12/31/02
Contingent liabilities resulting from the issue and negotiation of drafts	1	1
Contingent liabilities resulting from general, draft and check guarantees	916	873
Contingent liabilities from warranties	1,245	227
Contingent liabilities from granting collateral for third-party liabilities	113	106
	2,275	**1,207**

The group had €345 million in capital commitments (previous year: €277 million). Moreover, as of December 31, 2003, assurances relating to acquisitions of investments totaled €452 million (previous year: €5,861 million).

Furthermore, an agreement was reached in accordance with the shareholders' agreement of December 22, 2003 to purchase outstanding shares in RWE Westfalen-Weser-Ems AG (RWE WWE), which are granted to former shareholders of RWE Gas AG in connection with the splitting of RWE Gas AG, for €800 million effective December 31, 2008.

Under certain conditions, capital commitments to co-shareholders in the amount of some €10 million (previous year: €13 million) may arise in connection with existing investments.

Commitments from operate leases largely refer to long-term rental agreements for power generation and supply plants as well as rent and lease obligations for storage and administration buildings.

Minimum lease payments come due as follows:

Operate leases	**Nominal value**	**Nominal value**
€million	12/31/03	12/31/02
Due within 1 year	204	151
Due within 1-5 years	613	452
Due after 5 years	785	377
	1,602	**980**

Contingent liabilities in respect of calls on shares for non-current investments amounted to €133 million (previous year: €75 million). Joint liability for third-party payment obligations under Sec. 24 of the German Limited Liability Companies Act totaled €0 million (previous year: €14 million).

Long-term purchase and service agreements for uranium, conversion, enrichment, production and waste management exist in the RWE Power Division. We bear customary commercial liability for long-term contracts in the plant construction business.

We shoulder the legal and contractual liability from our membership in various joint ownerships which exist in connection with power plant projects, profit- and loss-pooling agreements, and for the provision of liability cover for nuclear risks, among others.

By signing a mutual benefit agreement, RWE AG and other parent companies of German nuclear power plant operators undertook to provide €2,244.4 million in funding to liable nuclear power plant operators to ensure that they are able to meet their payment obligations in the event of nuclear damages. RWE AG has a 24.834% contractual share in the liability, plus 5% for damage settlement costs.

RWE Group companies are involved in litigation connected with their operations. However, RWE is not expecting any major negative repercussions from these litigations on the RWE Group's economic or financial position. Additionally, companies belonging to the RWE Energy Division are directly involved in various administrative and regulatory procedures (including approval procedures) or are directly affected by the results of such procedures.

(24) Segment reporting

In the RWE Group, segments are distinguished on the basis of the services provided by the group's divisions. The segmentation of divisions and geographical regions is based on the management reporting system.

The RWE Group restructured its domestic electricity and gas businesses in fiscal 2003. Segments are now as follows:

RWE Power is the segment comprising Continental European power generation as well as the entire group's lignite, gas and petroleum production business. This also includes the activities of the Harpen Group, which specializes in renewables-based and distributed power generation.

RWE Energy is the segment comprising distribution, transmission and sales for the Continental European electricity and gas businesses. RWE Solutions is also subsumed under RWE Energy.

RWE Innogy is the segment dedicated to the UK energy business.

RWE Trading is the segment that handles the group's trading operations on the European Continent.

RWE Thames Water is the segment that comprises the group's water operations. The US-based water utility American Water was included in this segment effective January 2003.

RWE Umwelt is the segment which provides a wide range of services in the field of waste management.

Heidelberger Druckmaschinen and the stake in HOCHTIEF, which has been accounted for using the equity method, are disclosed under the segment entitled "Financial investments."

Consolidation effects, the Group Center and other activities not allocable to the divisions presented separately are disclosed under "Other/Group Center/consolidation." This primarily includes the general services provided by RWE Systems.

The operations of RWE Dea Downstream are classified as discontinuing operations. The 50% stake in Shell & DEA Oil GmbH previously held by RWE Dea was sold to Shell effective July 1, 2002.

Segment Reporting

Divisions	Core business							
	RWE Power		RWE Energy		RWE Innogy		RWE Trading	
€million	2003	2002	2003	2002	2003	2002	2003	2002
External revenue	4,077	4,713	21,842	18,664	5,552	3,562	2,444	2,524
Group inter-segment revenue	5,173	5,357	555	459	89	0	3,307	3,596
Total revenue	**9,250**	**10,070**	**22,397**	**19,123**	**5,641**	**3,562**	**5,751**	**6,120**
Operating result	**1,682**	**1,574**	**2,046**	**1,615**	**714**	**379**	**59**	**46**
Income from operating activities = segment result	3,305	3,458	1,405	1,047	126	122	4	- 6
Income from operating investments	63	43	153	175	1	- 1	4	7
Income from associates accounted for using the equity method	- 15	296	33	102	1	- 1	1	0
Depreciation and amortization	1,022	1,080	1,070	977	538	336	6	6
Operating depreciation and amortization	1,012	1,109	857	774	137	77	4	4
Goodwill amortization	65	58	232	226	254	164	2	2
Impairment losses	67	100	47	44	104	0	0	0
Other major non-cash expenses relating to the segment result	656	864	2,068	1,654	209	49	60	70
EBITDA	**2,631**	**2,640**	**2,750**	**2,213**	**850**	**457**	**59**	**43**
Operating assets (as per the value management concept)	10,176	10,705	12,409	11,538	7,559	4,687	- 8	80
Carrying amount of shares in equity companies	291	470	1,915	2,104	20	22	7	5
Segment assets	10,703	16,075	17,871	18,092	13,661	13,701	2,639	1,961
Segment liabilities	17,281	23,583	12,757	12,197	5,309	4,230	2,258	1,952
Capital expenditure on intangible assets and property, plant and equipment	1,065	1,377	1,000	946	215	134	3	22

Region	Germany		Rest of Europe		Americas		Asia	
€million	2003	2002	2003	2002	2003	2002	2003	2002
External revenue	22,444	28,003	15,178	12,691	4,603	4,072	1,243	1,392
Segment assets	30,284	30,850	35,102	35,710	12,079	7,184	600	599
Capital expenditure on intangible assets and property, plant and equipment	1,787	1,930	1,712	1,507	794	625	67	31

				Non-core business							
RWE Thames Water		RWE Umwelt		Financial investments		Discontinuing operations		Other/Group Center/consolidation		Group	
2003	**2002**	**2003**	**2002**	**2003**	**2002**	**2003**	**2002**	**2003**	**2002**	**2003**	**2002**
4,249	2,850	1,944	2,136	3,658	4,315	–	7,682	109	187	43,875	46,633
0	0	37	43	0	0	–	3	- 9,161	- 9,458	0	0
4,249	**2,850**	**1,981**	**2,179**	**3,658**	**4,315**	**–**	**7,685**	**- 9,052**	**- 9,271**	**43,875**	**46,633**
1,374	**963**	**76**	**98**	**- 109**	**186**	**–**	**- 6**	**- 291**	**- 351**	**5,551**	**4,504**
863	651	- 132	- 236	- 702	75	–	- 87	- 168	- 224	4,701	4,800
65	10	10	12	- 68	- 49	–	9	- 23	75	205	281
40	- 5	5	9	- 73	- 305	–	15	14	30	6	141
1,069	734	229	238	193	211	–	76	79	84	4,206	3,742
709	504	164	195	161	179	–	67	86	109	3,130	3,018
360	230	38	57	33	33	–	9	1	1	985	780
0	0	19	78	28	10	–	0	40	70	305	302
272	169	313	336	974	608	–	119	879	426	5,431	4,295
2,018	**1,457**	**230**	**281**	**120**	**414**	**–**	**52**	**- 182**	**- 316**	**8,476**	**7,241**
21,076	13,200	1,475	1,689	4,003	4,386	–	409	- 2,729	- 2,401	53,961	44,293
276	312	239	172	891	909	–	0	35	36	3,674	4,030
25,335	17,154	2,181	2,640	4,013	4,735	–	0	1,800	82	78,203	74,440
3,701	2,319	1,002	1,073	2,247	1,950	–	0	6,433	4,589	50,988	51,893
1,549	1,123	94	161	205	244	–	28	231	60	4,362	4,095

Australia		Africa		Group	
2003	**2002**	**2003**	**2002**	**2003**	**2002**
120	117	287	358	43,875	46,633
118	92	20	5	78,203	74,440
2	2	0	0	4,362	4,095

Notes on segment data
Group inter-segment revenue reflects the level of revenue between segments. It is priced at arm's length. Revenue by division is the sum of total external and Group inter-segment revenue.

Depreciation and amortization concern intangible assets and property, plant and equipment.

The definition of operating assets is derived from the value management concept. These figures are compatible with the operating result, which is also used for control purposes within the group (cf. page 41). In addition to operating assets, segment assets and liabilities are also disclosed in the core divisions and in the non-core business. The following is a reconciliation of segment assets and segment liabilities to gross assets and gross liabilities:

€million	12/31/03	12/31/02
Gross assets (as per the balance sheet)	99,142	100,273
- Non-current financial assets	- 6,778	- 9,280
- Current marketable securities	- 9,615	- 8,459
- Financial accounts receivable	- 221	- 501
- Deferred tax assets	- 4,325	- 7,593
Segment assets	**78,203**	**74,440**

€million	12/31/03	12/31/02
Gross liabilities (as per the balance sheet)	90,077	91,349
- Tax provisions	- 2,773	- 3,009
- Financial liabilities	- 31,790	- 29,881
- Deferred tax liabilities	- 4,526	- 6,566
Segment liabilities	**50,988**	**51,893**

Capital expenditure includes capital expenditure on intangible assets and property, plant and equipment.

Income from associates accounted for using the equity method covers income and expenses from profit- and loss-pooling agreements, investments, and amortization and impairment losses on goodwill as well as on shares in companies accounted for using the equity method.

Operating result

€million	2003	2002
Income from operating activities	4,701	4,800
+ Income from investments	300	554
- Non-operating result	- 550	850
Operating result	**5,551**	**4,504**

The reconciliation addresses the following points:
Income from investments includes all income and expenses that have arisen in connection with operating investments. Income from investments thus constitutes an integral part of the group's operating activity.

Income and expenses that are unusual from a business perspective, or are the result of exceptional events, hamper the assessment of ongoing operating activities. They are reclassified as part of the non-operating result. Furthermore, the non-operating result includes goodwill amortization from capital consolidation. The non-operating result also contains the recognition of negative goodwill.

Net income of the HOCHTIEF Group allocable to RWE is stated as income from an investment and disclosed as part of the operating result.

In the fiscal year, consolidated income from operating activities and income from investments were adjusted by the non-operating result of -€550 million (previous year: €850 million).

Goodwill amortization from capital consolidation is disclosed as part of the non-operating result and totaled €985 million (previous year: €780 million).

Capital gains in the year under review amount to €1,024 million and primarily relate to the disposal of CONSOL Energy Inc. and the 40% stake in Stadtwerke Leipzig. In the prior year, the disposal of the Shell & DEA Oil GmbH joint venture was primarily responsible for €1,264 million in capital gains.

(25) Notes to the cash flow statement

The cash flow statement classifies cash flows according to operating, investing and financing activities. Cash flows from the acquisition and sale of consolidated companies are included in cash flows from investing activities. Effects of foreign exchange rate changes are stated separately.

Cash flows from operating activities include, inter alia:

_Cash flows from interest income of €1,023 million (previous year: €1,173 million) and cash flows used for interest expenses of €2,249 million (previous year: €1,889 million).
_€755 million in taxes on income paid minus refunds (previous year: €711 million).
_Cash flows from investments (dividends) of €339 million (previous year: €727 million), net of the portion stemming from accounting using the equity method that does not have an effect on cash flows.

In the fiscal year, €619 million (previous year: €562 million) were paid out to RWE shareholders, and €276 million (previous year: €276 million) were distributed among minority shareholders. Newly assumed financial debt totaled €8,498 million (previous year: €14,036 million) and was contrasted by repayments of €5,964 million (previous year: €6,136 million).

Changes in the scope of consolidation resulted in a net change in cash and cash equivalents of -€22 million (previous year: -€85 million).

Acquired cash and cash equivalents (€27 million) stemming from acquisitions are offset against capital expenditure on financial assets. Divested cash and cash equivalents (€49 million) are included in income from divestments.

Changes in the scope of consolidation of major first-time consolidations and deconsolidations resulted in a change in net financial debt of +€3.4 billion (previous year: +€4.3 billion).

Cash and cash equivalents in the cash flow statement correspond to total cash and cash equivalents on the balance sheet. There are no restrictions on the disposal of cash and cash equivalents.

The table below shows the group's net financial debt.

€million	**12/31/03**	**12/31/02**
Cash and cash equivalents	2,181	2,143
Current marketable securities	9,615	8,459
Non-current marketable securities and other loans	1,037	2,832
Other financial assets	1,119	953
Financial assets	**13,952**	**14,387**
Bonds, notes payable and bank debt	27,351	25,372
Commercial papers	2,287	1,862
Other financial debt	2,152	2,647
Financial liabilities	**31,790**	**29,881**
Net financial debt	**17,838**	**15,494**

Other financial debt includes financial liabilities to affiliates, investments accounted for using the equity method and other investments as well as other financial liabilities. Net financial debt is the difference between financial assets and financial liabilities.

(26) Related party disclosures

Material related parties include Allianz AG and Münchener Rückversicherungs-Gesellschaft AG. No material transactions were concluded with the Münchener Rück Gruppe (Munich Re Group).

HOCHTIEF AG and RWE/VIVENDI Berlinwasser Beteiligungs AG, which are major associates, are also related parties that are of special importance. In the 2003 fiscal year, business transactions concluded with major related parties led to the following items in the financial statements:

	HOCHTIEF Group		Berlinwasser Group		Allianz Group	
€million	2003	2002	2003	2002	2003	2002
Revenue	2	6	1	12	2	3
Supplies and services received	108	26	4	–	19	31
Receivables	4	1	5	–	4	68
Payables	7	1	–	–	84	56

Services procured from the Allianz Group were primarily insurance services.

Receivables from the Allianz Group were primarily bank balances on Dresdner Bank accounts. Payables to the Allianz Group were primarily financial liabilities to Dresdner Bank.

Furthermore, €653 million in loans have been granted to the Berlinwasser Group (previous year: €622 million).

All business transactions were completed at arm's length prices.

Furthermore, the RWE Energy Division includes investments in municipal enterprises accounted for using the equity method—especially in municipal utilities. Supplies and services delivered to these companies, some of which attained considerable orders of magnitude, were subject to arm's length conditions, which on principle do not differ from those applied to supplies and services provided to other municipal enterprises in which no share investments are held.

No material business transactions were concluded between the RWE Group and related persons.

(27) Information on concessions

A number of concession agreements have been entered into in the fields of electricity, gas and water by RWE Group companies and governmental authorities.

Electricity concession agreements regulate the usage of public roads, ways and sites for the laying and operation of utility lines as well as for electric plants for the supply of electric power. In municipal regions, there is a general obligation to provide network connections and supply electricity to everyone. Electricity concession agreements are generally limited to a term of 20 years. There is an obligation to construct and maintain necessary plants during the terms of the concession agreements. When the concession agreements expire, there is a legal obligation to transfer ownership of the local electricity distribution facilities in exchange for cash or another form of compensation.

Water concession agreements contain provisions for the right and obligation to provide water and wastewater services, operate the associated infrastructure such as water utility plants as well as to implement capital expenditures. Concessions in the water business generally have terms of up to 40 years.

Gas concession agreements contain provisions for the usage of public roadways for the direct supply of gas to end consumers as well as for the construction and maintenance of gas utility plants. There are also statutory connection obligations. In the gas business, concession agreements generally have terms of 20 years. When the concession agreements expire, there is a legal obligation to transfer ownership of the network in exchange for appropriate compensation.

(28) Special comments pursuant to Sec. 292a of the German Commercial Code

Deviating accounting policies
Accounting policies and consolidation principles applied in accordance with IFRS differ from those mandated by the German Commercial Code primarily as regards the following items:

- **Intangible assets**
  IFRS stipulate the recognition of internally generated intangible non-current assets if the prerequisites of capitalization are met. Pursuant to the German Commercial Code, capitalization is not allowed.

- **Non-current and current marketable securities**
  According to IFRS, securities classified as "available for sale" must be measured at fair value. The RWE Group discloses changes in fair values without an effect on net income as part of other comprehensive income. Once realized, the change in fair value with an effect on net income is no longer carried as other comprehensive income. According to the German Commercial Code, securities are measured at amortized cost.

- **Derivative financial instruments**
  Derivative financial instruments that are not used for hedging purposes must be marked to market with an effect on net income pursuant to IFRS. In accordance with the German Commercial Code, derivative financial instruments that are not used for hedging purposes are to be valued at the lower of cost or fair value (imparity principle). IFRS rules for hedging transactions and related items deviate from those of the German Commercial Code.

- **Inventories**
  Unlike under the German Commercial Code, according to IFRS, lower valuations may on principle only take the sales market into consideration.

- **Customer-specific construction contracts**
  Under IFRS, gains should be recognized pro-rata by reference to the percentage of completion method. As a rule, under the German Commercial Code, gains on construction contracts may only be realized once the entire contract has been completed and accepted.

- **Deferred taxes**
Pursuant to IFRS, deferred taxes must be determined for all temporary differences between the tax bases and the carrying amounts in the consolidated balance sheet. Unlike under the German Commercial Code, deferred taxes must be accrued for quasi-permanent differences and tax loss carryforwards.

In accordance with the German Commercial Code, deferred taxes must be determined on all timing differences between the recognition of income in the financial statements for financial reporting purposes and their recognition in the tax computations using the so-called timing concept.

- **Provisions for pensions and similar obligations**
Unlike under the German Commercial Code, in accordance with IFRS, provisions for pensions are stated using the projected unit credit method. Increases of pension benefits expected in the future are considered in addition to benefits accumulated as of the balance-sheet date.

- **Other long-term provisions**
Under IFRS, provisions are recognized if the probability of the event is 50% or higher. They are measured at their settlement amounts. Future events that may have an influence on the settlement amount of long-term provisions must be taken into account. Long-term provisions must be discounted at an interest rate with the same terms and adjusted to account for the associated risks.

Under the German Commercial Code, provisions must be stated as would be deemed appropriate using reasonable commercial judgement as of the balance-sheet date. They shall be discounted insofar as the underlying liability has an interest component.

- **Capital consolidation**
Under IFRS, equity must be remeasured to the fair value to the extent of the acquirer's interest (benchmark method) or to the full fair value (allowed alternative treatment) independently of the acquisition costs.

The purchase methods known as the "book value method" and the "revaluation method" are permissible pursuant to the German Commercial Code. Revalued equity shall not exceed its acquisition cost.

- **Foreign currency translation**
Under IFRS, monetary items in foreign currency are translated at the exchange rate valid as of the balance-sheet date. Translation differences are recognized with an effect on net income according to IFRS. Under the German Commercial Code, monetary items in foreign currency are measured at the lower or higher exchange rate as of the balance-sheet date according to the imparity principle.

Application of Sec. 264, Para. 3 and of Sec. 264b of the German Commercial Code

The following domestic subsidiaries made use of the exemption clause included in Sec. 264, Para. 3 and Sec. 264b of the German Commercial Code:

Adolphs GmbH & Co. KG, Hückeswagen
Buchen ICS Industrial-Catalyst-Service GmbH, Cologne
Buchen KraftwerkService GmbH, Cologne
Buchen UmweltService GmbH, Cologne
Edelhoff Abfallaufbereitungstechnik GmbH & Co. KG, Viersen
Edelhoff IndustrieService GmbH, Viersen
Enderling Entsorgung GmbH & Co. KG, Essen
FILTRATEC Mobile Schlammentwässerung GmbH, Voerde
GIO Gesellschaft für Informationsverarbeitung und Organisationsberatung mbH, Dortmund
GRUBA Gesellschaft für Entsorgung mbH, Mönchengladbach
I.S.E. Umweltservice GmbH, Ludwigshafen
Kurt Schmitz Transportunternehmen GmbH & Co. KG, Cologne
Lahmeyer Grundbesitz GmbH & Co. KG, Essen
RWE Systems AG, Dortmund
RWE Systems Computing GmbH, Dortmund
RWE Systems Consulting GmbH, Essen
RWE Systems Development GmbH & Co. KG, Dortmund
RWE Systems Grundstücks GmbH u. Co. KG, Essen
RWE Systems Immobilien GmbH u. Co. KG, Essen
RWE Umwelt Automotive Logistic Services GmbH, Viersen
RWE Umwelt Baden-Württemberg Grundstücksverwaltungs GmbH, Villingen-Schwenningen
RWE Umwelt Engineering & Service GmbH, Mönchengladbach
RWE Umwelt Hamburg GmbH, Hamburg
RWE Umwelt Hessen GmbH & und Co. KG, Wiesbaden
RWE Umwelt Mecklenburg-Vorpommern GmbH, Schwerin
RWE Umwelt Mineralstoffrecycling GmbH, Düsseldorf
RWE Umwelt Nord GmbH & Co. KG, Preetz/Holstein
RWE Umwelt Organik GmbH, Mönchengladbach
RWE Umwelt Ost GmbH, Halle/Saale
RWE Umwelt Rheinland GmbH, Cologne
RWE Umwelt Rhein-Ruhr GmbH, Essen
RWE Umwelt Rohstoff GmbH & Co. KG, Viersen
RWE Umwelt Schleswig GmbH & Co. KG, Schleswig
RWE Umwelt Services Deutschland GmbH, Viersen
RWE Umwelt Sonderabfallwirtschaft GmbH, Mönchengladbach
RWE Umwelt Süd GmbH, Villingen-Schwenningen
RWE Umwelt Vogtland GmbH, Falkenstein
RWE Umwelt West GmbH, Grevenbroich
RWE Umwelt Westfalen GmbH & Co. KG, Iserlohn
Trienekens Niederrhein GmbH & Co. KG, Viersen
TUE Entsorgung GmbH, Erfurt
Werner & Zeisse GmbH & Co. KG, Heikendorf/Holstein

Additional information

Information on the members of the Executive Board and Supervisory Board pursuant to Section 285, No. 10 of the German Commercial Code is provided on pages 180 to 183.

Compensation model for the Executive and Supervisory Boards
Compensation of Executive Board members has a fixed and variable component.

In addition, members of the Executive Board receive a variable compensation component providing a long-term incentive in the form of stock appreciation rights (SARs) as part of the Long Term Incentive Plan (LTIP). This program replaced the stock option plan (AOP-F) in 2002. For details on the old stock option plan and on the LTIP, please refer to the commentary on the equity (cf. pages 142 and 145).

Furthermore, the Executive Board members' compensation package includes pension commitments and non-cash compensation. Non-cash compensation principally consists of sums reflecting the use of company cars according to German fiscal guidelines.

Criteria for determining compensation include the Executive Board's tasks and performance as well as the company's economic situation, success and prospects for the future.

Provided that the Annual General Meeting passes the proposed disbursements, the remuneration paid to members of the Executive Board for the year under review is as follows:

Executive Board compensation in 2003	**Fixed compensation**	**Variable compensation**	**Total**	**AOP-F 1999-2001A tranche**		**LTIP 2002-2003 tranche**	
					Intrinsic value* on 12/31/03		**Intrinsic value* on 12/31/03**
	€ '000	€ '000	€ '000	Quantity	€ '000	Quantity	€ '000
Roels (as of 2/1/03)	1,100	1,375	2,475	–	0	384,000	1,920
Maichel	612	950	1,562	80,000	0	161,000	555
Sturany	1,000	950	1,950	180,000	0	255,000	900
Zilius	548	950	1,498	160,000	0	150,000	500
	3,260	**4,225**	**7,485**	**420,000**	**0**	**950,000**	**3,875**

* Some of the waiting periods have not yet expired. In some cases, the exercise hurdles have not yet been reached.

Subsidiaries paid €630,000 in compensation to the Executive Board in fiscal 2003.

The Chairman of the Executive Board received a one-time payment of €1,500,000 on taking office. This is part of the Chairman's overall compensation package and takes into account the fact that he lost entitlements from his previons employer. Additionally, Executive Board members who left the Executive Board in the fiscal year received €418,000 in fixed compensation and €1,079,000 in variable compensation. Non-cash emoluments paid to members of the Executive Board totaled €166,000. Furthermore, Executive Board members received €562,000 for the exercise of Supervisory Board mandates at subsidiaries. In accordance with their contracts, these payments will be credited to them in 2004 together with the variable component. €686,000 in sums paid were credited in fiscal 2003.

Former members of the Executive Board and their surviving dependants received €12,565,000 of which €2,419,000 came from subsidiaries. This includes €55,000 in compensation for mandates exercised at subsidiaries. €95,086,000 (previous year: €76,917,000) have been accrued for pension commitments vis-à-vis former members of the Executive Board and their surviving dependants, €20,435,000 of which (previous year: €16,877,000) were set aside at subsidiaries.

As of the balance-sheet date, due to their participation in RWE AG's stock option plan, former members of the Executive Board held 780,000 non-transferrable options on RWE AG common shares, 60,000 of which were from subsidiaries. They also held 200,000 SARs from the Long Term Incentive Plan, none of which were from subsidiaries.

The compensation of the Supervisory Board is set forth in the bylaws and is determined by the Annual General Meeting. Supervisory Board members receive a fixed compensation of €40,000 for their services at the end of each fiscal year. The compensation increases by €225 for every €0.01 by which the dividend exceeds €0.10 per common share. The Chairman of the Supervisory Board receives three times the aforementioned sums paid to ordinary members, and his deputy receives twice these amounts. If a committee has been active at least once in a fiscal year, the committee chairman receives twice the aforementioned sums, and committee members receive one-and-a-half times the aforementioned sums. If a member of the Supervisory Board holds several offices concurrently, he or she only receives compensation for the highest-paid position. Out-of-pocket expenses are refunded. Furthermore, some members of the Supervisory Board received compensation for mandates exercised at subsidiaries.

Compensation paid to the Supervisory Board breaks down as follows:

Supervisory Board compensation in 2003 € '000	**Fixed compen-sation**	**Variable compen-sation**	**Total**
Neuber	120	78	198
Achleitner	60	39	99
Bsirske	80	52	132
Drescher	60	39	99
Hiltenkamp	60	39	99
Holl	60	39	99
Huber	40	26	66
Krell	60	39	99
Kuhnt (as of 5/15/03)	35	23	58
Langemeyer	60	39	99
Pitz	60	39	99
Reiniger	40	26	66
Reppien	60	39	99
Schneider	60	39	99
Südhofer	60	39	99
Tigges (as of 12/1/03)	3	2	5
Van Miert	50	32	82
von Boehm-Bezing	80	52	132
von Rothkirch	40	26	66
Winkel	60	39	99
Total	**1,148**	**746**	**1,894**

Additionally, Supervisory Board members who left the Supervisory Board in the fiscal year received €70,000 in fixed compensation and €44,000 in variable compensation.

Supervisory Board members were paid a fixed €154,000 for the exercise of Supervisory Board mandates at subsidiaries in fiscal 2003. No lines of credit or advances were paid to Supervisory Board members in the year under review.

The Economic Advisory Board was paid €613,000 of which €44,000 came from subsidiaries.

Declarations regarding the German Corporate Governance Code required to comply with Sec. 161 of the German Stock Corporation Act relating to RWE AG and its listed German subsidiaries have been issued and made available to shareholders.

Events after the balance-sheet date

On January 19, 2004, the British government published its first draft national allocation plan (NAP). The NAP will regulate the allocation of CO_2 emissions allowances to UK plant operators in the first phase of the EU emissions trading scheme from 2005 to 2007. The draft proposes that RWE Innogy receive 14.9 million metric tons per year in emissions allowances in this period. In 2002, the company emitted 23.5 million metric tons. This disparity is an example of how low the allocation to the energy sector is when compared to the rest of the industry.

In January 2004, RWE Innogy reached an agreement with two equity partners to jointly increase wind power capacity in the United Kingdom. Over the next three years, our UK electricity business will incorporate its existing plants and engineering projects into a joint venture, with ownership split equally among the three partners. The goal is to raise wind power capacity to 430 MW by the end of 2006 from its current level of about 220 MW.

Early this year, political work for the establishment of a national allocation plan (NAP) in Germany entered the final round of decision-making. But some key issues were still unresolved at the end of February, although numerous talks have taken place between the federal government, industry and energy sector representatives. One of the unanswered questions is how much in total emissions should be traded during the trading periods from 2005 to 2007 and from 2008 to 2012. The German government must submit its draft NAP to the EU Commission by the end of March.

On February 13, RWE reached an agreement for the sale of its remaining stake in the US hard coal producer CONSOL Energy within the scope of a private placement. Proceeds from the sale of the 18.5% stake amount to US$296 million.

More detailed information on these events is presented on page 63 in the review of operations.

This report contains individual forward-looking statements concerning the further course of business such as forecasts on the development of the economic and political environment as well as on our own business. These statements are based on carefully made assumptions on our part. However, due to remaining risks and uncertainties, we cannot guarantee that they will turn out to be correct in part or in their entirety.

Auditors' report

We have audited the consolidated financial statements of RWE Aktiengesellschaft, consisting of the income statement, the balance sheet, the cash flow statement, the statement of changes in equity as well as the notes to the financial statements for the fiscal year from January 1, 2003 to December 31, 2003. The preparation and the content of the consolidated financial statements according to the International Financial Reporting Standards of the IASB (IFRS) are the responsibility of the company's Executive Board. Our responsibility is to express an opinion, based on our audit, on whether the consolidated financial statements are in accordance with IFRS.

We conducted our audit of the consolidated financial statements in accordance with German auditing regulations and generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer in Deutschland (IDW), and additionally observed the International Standards on Auditing (ISA). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatements. Knowledge of the business activities and the economic and legal environment of the company and evaluations of possible misstatements are taken into account in the determination of audit procedures. The evidence supporting the amounts and disclosures in the consolidated financial statements are examined on a test basis within the framework of the audit. The audit includes assessing the accounting principles used and significant estimates made by the Executive Board, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the net assets, financial position, results of operations and cash flows of the RWE Group for the fiscal year in accordance with IFRS.

Our audit, which according to German auditing regulations, also extends to the combined review of operations of the company and the group prepared by the Executive Board for the fiscal year from January 1, 2003 to December 31, 2003, has not led to any reservations. In our opinion, on the whole, the combined review of operations, together with the other information in the consolidated financial statements, provides a suitable understanding of the group's position and suitably presents the risks of future development. In addition, we confirm that the consolidated financial statements and the combined review of operations for the fiscal year from January 1, 2003 to December 31, 2003 satisfy the conditions required for the company's exemption from its duty to prepare consolidated financial statements and the group review of operations in accordance with German accounting law.

Essen, Germany, February 17, 2004 / February 24, 2004

PwC Deutsche Revision
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

P. Albrecht	Dr. N. Schwieters
Wirtschaftsprüfer	Wirtschaftsprüfer
(German Certified	(German Certified
Public Auditor)	Public Auditor)

Material Investments as of December 31, 2003

I. Affiliates	Investment in acc. with Sec. 16 of the German Stock Corporation Act %	Equity of the last fiscal year €'000	Net income/loss of the last fiscal year €'000	External revenue 2003 FY €million	Employees[4] 2003 FY average
RWE Aktiengesellschaft, Essen		4,439,763	883,023	–	361
RWE Power					
RWE Power Aktiengesellschaft, Essen	100	2,116,974	–[1]	5,382	13,636
Harpen Aktiengesellschaft, Dortmund	95	206,785	19,902	57	139
Kernkraftwerke Lippe-Ems GmbH, Lingen (Ems)	99	465,545	–[1]	335	290
Kernkraftwerk Gundremmingen GmbH, Gundremmingen	75	76,419	116	178	704
Mátrai Erömü Rt. (MÁTRA), Visonta/Hungary	51	161,729	27,691	196	2,910
RV Rheinbraun Handel und Dienstleistungen GmbH, Cologne	100	68,107	6,413	3	5
RWE Dea Aktiengesellschaft, Hamburg	99	1,323,905	–[1]	740	742
Turbogás-Produtora Energética, S.A., Lisbon/Portugal	75	25,757	5,331	265	7
RWE Energy					
RWE Energy Aktiengesellschaft, Dortmund	100	964,583	–[1]	3,624	3,181
Budapesti Elektromos Müvek Rt. (ELMÜ), Budapest/Hungary	55	265,816	37,681	699	1,942
Emscher Lippe Energie GmbH, Gelsenkirchen	79	84,317	14,771	356	678
envia Mitteldeutsche Energie AG, Chemnitz	64	915,839	93,458	2,014	3,271
Észak-magyarországi Áramszolgáltató Rt. (ÉMÁSZ), Miskolc/Hungary	54	117,071	4,871	283	1,242
EWV Energie- und Wasser-Versorgung GmbH, Stolberg	54	40,365	15,169	253	565
Koblenzer Elektrizitätswerk und Verkehrs-AG, Koblenz	58	77,472	12,441	236	586
Lechwerke Aktiengesellschaft, Augsburg	90	209,861	49,983	703	1,292
MITGAS Mitteldeutsche Gasversorgung GmbH, Halle	60	97,320	24,622	519	344
rhenag Rheinische Energie AG, Cologne	100	146,045	31,798	172	346
RWE Gas Aktiengesellschaft, Dortmund	80	400,232	–[1]	2,220	919
RWE NUKEM GmbH, Alzenau	100	36,684	–[1]	216	176
RWE Obragas N.V., Helmond/Netherlands	90	32,137	- 704	290	137
RWE Rhein-Ruhr Aktiengesellschaft, Essen	100	194,405	–[1]	4,464	3,625
RWE Solutions Aktiengesellschaft, Frankfurt/Main	100	185,985	–[1]	985	248
RWE Transportnetz Strom GmbH, Dortmund[3]	100	503,025	–[1]	1,239	214
RWE Westfalen-Weser-Ems Aktiengesellschaft, Dortmund[3]	100	182,000	–[1]	955	972
SAG Energieversorgungslösungen GmbH, Frankfurt/Main	100	11,025	–[1]	153	1,154
SAG Netz- und Energietechnik GmbH, Langen	100	32,251	–[1]	234	2,044
STOEN S.A., Warsaw/Poland	85	117,969	- 1,465	354	1,641
Süwag Energie AG, Frankfurt/Main	78	258,029	42,605	963	1,615
Transgas a.s. with 6 regional utilities in the Czech Republic[5]	100	2,346,976	296,907	1,928	5,824
Thyssengas GmbH, Duisburg	100	102,938	–[1]	1,361	328
VSE Aktiengesellschaft, Saarbrücken	69	131,985	12,822	217	451

	Investment in acc. with Sec. 16 of the German Stock Corporation Act	Equity of the last fiscal year	Net income/loss of the last fiscal year	External revenue 2003 FY	Employees[4] 2003 FY average
	%	€'000	€'000	€million	
RWE Innogy					
RWE Innogy Holdings plc, Swindon/UK[2]	100	426,306	33,567	5,641	9,358
RWE Trading					
RWE Trading GmbH, Essen	100	144,721	–[1]	5,076	181
SSM Coal B.V., Rotterdam/Netherlands SSM Coal Group[2] with 23 subsidiaries in Germany, Europe, Australia and the USA	100	24,194	9,101	776	164
RWE Thames Water					
RWE Thames Water Plc, London/UK[2]	100	1,049,415	145,362	1,115	8,697
American Water Works Company, Inc., Wilmington/Delaware/USA AWW Group[2] with 60 subsidiaries in the USA and Canada	100	1,746,061	153,048	1,818	6,172
E'town Corporation, Inc., Westfield/New Jersey/USA E'town Group[2] with 11 subsidiaries in the USA	100	296,903	25,055	211	588
Proyectos e Instalaciones de Desalación, S.A., Madrid/Spain Pridesa-Group[2] with 6 subsidiaries in Spain	75	29,917	- 750	78	654
RWW Rheinisch-Westfälische Wasserwerksgesellschaft mbH, Mülheim/Ruhr	80	200,213	9,437	97	512
RWE Umwelt					
RWE Umwelt Aktiengesellschaft, Viersen	100	528,853	–[1]	56	322
RWE Umwelt Nord GmbH & Co. KG, Preetz	100	24,732	730	55	476
RWE Umwelt Ost GmbH, Halle	100	8,379	–[1]	139	1,220
RWE Umwelt Westfalen GmbH & Co. KG, Iserlohn	100	10,001	6,401	83	620
RWE Umwelt Rhein-Ruhr GmbH, Essen	100	42,141	–[1]	72	232
RWE Umwelt West GmbH, Grevenbroich	100	171,126	–[1]	193	789
RWE Umwelt Rheinland GmbH, Cologne	100	163,563	–[1]	216	825
RWE Umwelt Südwest GmbH, Wiesbaden	100	22,520	80	30	219
RWE Umwelt Süd GmbH, Villingen-Schwenningen	100	1,025	–[1]	134	892
Heidelberger Druckmaschinen					
Heidelberger Druckmaschinen AG, Heidelberg	50	2,062,854	92,737	1,559	10,517
Heidelberger Druckmaschinen Vertrieb Deutschland GmbH, Heidelberg	100	37,938	–[1]	398	1,114
Heidelberg USA, Inc., Kennesaw/Georgia/USA[2]	100	136,029	- 34,751	517	1,278
Heidelberg Web Systems, Inc., Dover/New Hampshire/USA[2]	100	- 25,161	- 103,420	250	1,051
Other subsidiaries					
RWE Finance B.V., Zwolle/Netherlands	100	8,856	3,576	–	–
RWE Systems Aktiengesellschaft, Dortmund	100	150,507	–[1]	1,521	1,375

[1] Profit- and loss-pooling agreement.
[2] Data from the group financial statements.
[3] Truncated fiscal year.
[4] Converted to full time equivalent (1 FTE = 1 full-time position).
[5] Data from the group financial statements.

II. Associates accounted for using the equity method	Investment in acc. with Sec. 16 of the German Stock Corporation Act %	Equity of the last fiscal year €'000	Net income/loss of the last fiscal year €'000
RWE Power			
TCP Petcoke Corporation, Dover/Delaware/USA	50	3,533	9,512
Grosskraftwerk Mannheim Aktiengesellschaft, Mannheim	40	114,142	6,647
RWE Energy			
Energieversorgung Oberhausen AG, Oberhausen	50	36,992	15,179
Fövárosi Gázmüvek Rt., Budapest/Hungary	33	152,878	14,754
GEW RheinEnergie AG, Cologne	20	564,045	132,390
Kärntner Energieholding Beteiligungs-GmbH, Klagenfurt, Austria*	49	629,657	9,233
Kommunale Energie- und Wasserversorgung Neunkirchen AG, Neunkirchen	29	68,688	6,050
Motor-Columbus AG, Baden/Switzerland*	20	417,927	49,788
Nafta a.s., Trnava/Slovak Republic*	40	108,308	- 2,853
Niederrheinische Versorgung und Verkehr AG, Mönchengladbach*	50	386,899	22,685
Stadtwerke Duisburg AG, Duisburg	20	145,223	29,209
Stadtwerke Düsseldorf AG, Düsseldorf	20	348,376	39,204
Stadtwerke Essen AG, Essen	29	113,454	4,328
TIGÁZ Tiszántúli Gázszolgáltató Rt., Hajdúszoboszló/Hungary	44	136,270	24,078
RWE Thames Water			
RWE/VIVENDI Berlinwasser Beteiligungs AG, Berlin	50	334,611	- 65,499
Others			
HOCHTIEF Aktiengesellschaft, Essen*	40	1,975,292	76,503
III. Other investments			
RWE Power			
CONSOL Energy Inc., Wilmington/Delaware/USA*	18	128,304	10,248
RWE Energy			
Stadtwerke Chemnitz AG, Chemnitz	19	255,562	15,718
Others			
RAG Aktiengesellschaft*	30	1,945,100	18,400

* Data from the group financial statements.

RWE's value management

RWE Group-Capital costs	
Risk-free interest rate	5.5%
Market premium	5.0%
Beta factor	0.7
Cost of equity after taxes	9.0%
Cost of debt before taxes	6.0%
Tax shield	- 1.6%
Tax rate for debt	26.4%
Cost of debt after taxes	4.4%
Proportion of equity	30%
Proportion of debt	70%
Capital costs after taxes	**5.8%**
Tax rate for blanket conversion	35%
Capital costs before taxes	**9.0%**

RWE Group-Determining ROCE		**2003[1]**
Operating result	€ million	5,551
+ Interest from sales financing	€ million	87
Operating result (for ROCE calculation)	**€ million**	**5,638**
Intangible assets/property, plant and equipment[2]	€ million	52,845
+ Investments including loans	€ million	6,094
+ Accumulated goodwill amortization[3]	€ million	1,999
+ Inventories	€ million	3,395
+ Trade accounts receivable[4]	€ million	7,864
+ Other assets incl. prepaid expenses	€ million	6,341
- Non-interest-bearing provisions[5]	€ million	11,051
- Non-interest-bearing liabilities[6]	€ million	17,841
+ Adjustments to average operating assets[7]	€ million	4,314
Operating assets	**€ million**	**53,961**
ROCE	%	10.4
Relative value added	%	1.4
Absolute value added	€ million	781

[1] Balance sheet items each with average figures for December 31, 2002/2003.
[2] Innogy's figure was adjusted to account for deferred tax liabilities relating to the capitalized customer base and the bond premium.
[3] Includes €161 million is amortization on Innogy's customer base; does not include €25 million in impairment losses at RWE Umwelt.
[4] Excluding the €49 million tax account receivable by CONSOL.
[5] Including tax provisions and other provisions (excluding long-term provisions of €3,022 million).
[6] Including trade liabilities, other liabilities, deferred income, prepayments received, bills payable and deferred tax liabilities of RWE Thames Water amounting to €2,550 million.
[7] Including adjustments made to average operating assets due to first-time deconsolidations (especially American Water and CONSOL) as well as due to retroactive adjustments to the starting amount in 2003 (primarily financial derivatives and the change to RWE Innogy's starting balance).

Supervisory Board

Dr. h.c. Friedel Neuber
Duisburg
Chairman
Former Chairman of the Board of Management of Westdeutsche Landesbank Girozentrale
- ■ Deutsche Bahn AG
- ■ Hapag-Lloyd AG
- ■ RAG AG
- ■ ThyssenKrupp AG
- ■ TUI AG (Chairman)
- □ Landwirtschaftliche Rentenbank

Frank Bsirske*
Hanover
Deputy Chairman
Chairman of ver.di Vereinte Dienstleistungsgewerkschaft e.V.
- ■ Deutsche Lufthansa AG
- ■ IBM Central Holding GmbH

Dr. Paul Achleitner
Munich
Member of the Board of Management of Allianz AG
- ■ Allianz Dresdner Asset Management GmbH
- ■ Allianz Immobilien GmbH (Chairman)
- ■ Bayer AG
- ■ MAN AG
- □ Österreichische Industrieholding AG

Carl-Ludwig von Boehm-Bezing
Bad Soden
Former member of the Board of Management of Deutsche Bank AG
- ■ RÜTGERS AG
- ■ Steigenberger Hotels AG
- ■ ThyssenKrupp AG

Burkhard Drescher
Oberhausen
Mayor of the City of Oberhausen
- ■ Energieversorgung Oberhausen AG
- ■ RW Holding AG (Chairman)
- ■ Stadtwerke Oberhausen AG (Chairman)
- □ Entwicklungsgesellschaft Neu-Oberhausen mbH - ENO - (Chairman)
- □ PBO Projektentwicklungs- und Beteiligungsgesellschaft Oberhausen mbH
- □ Stadtsparkasse Oberhausen (Chairman)

Wilfried Eickenberg*
Cologne
- until November 30, 2003 -
M.A. in engineering

Ralf Hiltenkamp*
Arnsberg
Chairman of the General Works Council of RWE Umwelt Westfalen GmbH & Co. KG
- ■ RWE Umwelt AG

Heinz-Eberhard Holl
Osnabrück
Former Chief Administrative Officer, Osnabrück Rural District
- ■ Georgsmarienhütte GmbH
- ■ Georgsmarienhütte Holding GmbH

Berthold Huber*
Stuttgart
Trade Union Secretary of IG Metall
- ■ Audi AG
- ■ Bosch GmbH
- ■ Heidelberger Druckmaschinen AG

Berthold Krell*
Wenden-Hünsborn
- until December 31, 2003 -
Former Chairman of the General Works Council of RWE Net AG

Dr. Dietmar Kuhnt
Essen
- since May 15, 2003 -
Former President and CEO of RWE AG
- ■ Allianz Versicherungs-AG
- ■ Dresdner Bank AG
- ■ Hapag-Lloyd AG
- ■ HOCHTIEF AG (Chairman)
- ■ mg technologies ag
- ■ TUI AG

Dr. Gerhard Langemeyer
Dortmund
Mayor of the City of Dortmund
- ■ Dortmunder Stadtwerke AG (Chairman)
- ■ Harpen AG
- ■ KEB Holding AG (Chairman)
- □ Klinikum Dortmund gGmbH (Chairman)
- □ Schüchtermann Schiller'sche Kliniken KG
- □ STEAG microParts GmbH

Josef Pitz*
Angelbachtal
Chairman of the General Works Council of Heidelberger Druckmaschinen AG
- Heidelberger Druckmaschinen AG

Dr. Wolfgang Reiniger
Essen
Mayor of the City of Essen
- Entwicklungsgesellschaft Universitätsviertel Essen mbH (Chairman)
- EMG Essen Marketing GmbH Gesellschaft für Stadtwerbung, Touristik und Zentrenmanagement (Chairman)
- Essener Wirtschaftsförderungsgesellschaft mbH (Chairman)
- Margarethe Krupp-Stiftung für Wohnungsfürsorge (Chairman)
- Messe Essen GmbH (Chairman)
- Sparkasse Essen (Chairman)

Günter Reppien*
Lingen
Deputy Chairman of the General Works Council of RWE Power AG
- RWE Power AG
- Stadtwerke Lingen GmbH

Bernhard von Rothkirch*
Frechen
M.A. in mining engineering

Dr. Manfred Schneider
Leverkusen
Chairman of the Supervisory Board of Bayer AG
- Allianz AG
- DaimlerChrysler AG
- Linde AG (Chairman)
- Metro AG
- TUI AG

Klaus-Dieter Südhofer*
Recklinghausen
Trade Union Secretary of IG Bergbau, Chemie, Energie
- BGAG Beteiligungsgesellschaft der Gewerkschaften AG
- GSG Wohnungsbau Braunkohle GmbH
- Harpen AG
- RAG AG
- RWE Dea AG
- RWE Power AG

Uwe Tigges*
Bochum
- since December 1, 2003 -
Chairman of the General Works Council of RWE Westfalen-Weser-Ems AG
- RWE Westfalen-Weser-Ems AG

Dr. Alfons Friedrich Titzrath
Cologne
- until May 15, 2003 -
Former Chairman of the Supervisory Board of Dresdner Bank AG
- Celanese AG

Prof. Karel Van Miert
Beersel
Professor, Nyenrode University
- Fraport AG
- Münchener Rückversicherungs-Gesellschaft AG
- Agfa-Gevaert N.V.
- Anglo American plc
- De Persgroup
- DHV Group
- Koninklijke Philips Electronics N.V.
- SOLVAY S.A.
- Wolters Kluwer N.V.

Jürgen Wefers*
Wesel
- since January 1, 2004 -
Chairman of the Works Council of RWE Rhein-Ruhr AG, Wesel site

Erwin Winkel*
Niederzier
Chairman of the General Works Council of RWE Power AG
- RWE Power AG

* Employee representative on the Supervisory Board.
▬ Member of other mandatory supervisory boards.
▭ Member of comparable domestic and foreign supervisory bodies of commercial enterprises.

Supervisory Board Committees

Executive Committee of the Supervisory Board
Dr. h.c. Friedel Neuber (Chairman)
Frank Bsirske
Dr. Paul Achleitner
Burkhard Drescher
Wilfried Eickenberg (until November 30, 2003)
Josef Pitz
Günter Reppien (since December 11, 2003)
Dr. Manfred Schneider
Erwin Winkel

Mediation Committee in accordance with Sec. 27, Para. 3 of the German Co-Determination Act (MitbestG)
Dr. h.c. Friedel Neuber (Chairman)
Frank Bsirske
Berthold Krell (until December 31, 2003)
Dr. Manfred Schneider
Uwe Tigges (since January 1, 2004)

Executive Board Personnel Affairs Committee
Dr. h.c. Friedel Neuber (Chairman)
Frank Bsirske
Dr. Paul Achleitner
Heinz-Eberhard Holl
Klaus-Dieter Südhofer

Audit Committee
Carl-Ludwig von Boehm-Bezing (Chairman)
Ralf Hiltenkamp
Berthold Krell (until December 31, 2003)
Dr. Dietmar Kuhnt (since June 26, 2003)
Dr. Gerhard Langemeyer
Günter Reppien
Bernhard von Rothkirch (since January 1, 2004)
Prof. Karel Van Miert (until June 26, 2003)

Executive Board

Harry Roels
Essen
- since February 1, 2003 -
CEO of RWE AG
■ RWE Energy AG (Chairman)
□ RWE Thames Water Plc (Chairman)

Dr. Dietmar Kuhnt
Essen
- until February 28, 2003 -
Former President and CEO of RWE AG
■ Allianz Versicherungs-AG
■ Dresdner Bank AG
■ Hapag-Lloyd AG
■ HOCHTIEF AG (Chairman)
■ mg technologies ag
■ TUI AG

Dr. Richard R. Klein
Essen
- until March 13, 2003 -
Business consultant
□ Securitas Sicherheitsdienste Deutschland Holding Beteiligungs GmbH

Dr. Gert Maichel
Dortmund
Executive Vice-President of RWE AG
■ RAG AG
■ RWE Dea AG (Chairman)
■ RWE Energy AG
■ RWE Gas AG (Chairman)
■ RWE Power AG (Chairman)
■ TÜV Rheinland Holding AG
□ RWE Innogy Holdings plc (Chairman)
□ RWE Trading GmbH (Chairman)

Manfred Remmel
Essen
- until March 13, 2003 -
M.A. in industrial engineering/business consultant

Dr. Klaus Sturany
Dortmund
Executive Vice-President of RWE AG
■ Commerzbank AG
■ Hannover Rückversicherungs-AG
■ Heidelberger Druckmaschinen AG (Chairman)
■ HOCHTIEF AG
■ RAG AG
■ RWE Energy AG
■ RWE Power AG
■ RWE Umwelt AG
□ RWE Innogy Holdings plc
□ RWE Trading GmbH
□ RWE Thames Water Plc

Jan Zilius
Essen
Executive Vice-President of RWE AG
■ Heidelberger Druckmaschinen AG
■ HOCHTIEF AG
■ RWE Energy AG
■ RWE Systems AG (Chairman)
■ RWE Umwelt AG (Chairman)

■ Member of other mandatory supervisory boards.
□ Member of comparable domestic and foreign supervisory bodies of commercial enterprises.

Economic Advisory Board

Prof. Dr. Dr. h.c. Theodor Baums
Frankfurt/Main
Member of the Executive Committee of Deutsche Schutzvereinigung für Wertpapierbesitz e.V.

Dr. h.c. Manfred Bodin
Hanover
President and CEO of Norddeutsche Landesbank Girozentrale

Dr. Gerhard Cromme
Düsseldorf
Chairman of the Supervisory Board of ThyssenKrupp AG

Jürgen Dormann
Schiltigheim
Chairman of the Supervisory Board of Aventis

Dr. Michael Frenzel
Hanover
President and CEO of TUI AG

Dr. Jürgen Großmann
Georgsmarienhütte
Partner in Georgsmarienhütte Holding GmbH

Helmut Haumann
Cologne
President and CEO of GEW RheinEnergie AG

Dr. Georg Holzhey
Augsburg

Dr. h.c. Martin Kohlhaussen
Frankfurt/Main
Chairman of the Supervisory Board of Commerzbank AG

Prof. Dr. Hubert Markl
Konstanz
Professor of Biology at Konstanz University

Dr. Thomas Middelhoff
Gütersloh
Director, Private Equity in Europe, Investcorp International Ltd.

Rafael Miranda
Madrid
CEO of Endesa S.A.

Dr. Karl Josef Neukirchen
Frankfurt/Main
Former President and CEO of mg technologies ag

Dr. Udo Oels
Leverkusen
Executive Vice-President of Bayer AG

Alfred Freiherr von Oppenheim
Cologne
Chairman of the Supervisory Board of Sal. Oppenheim jr. & Cie. KGaA

Dr. Heinrich von Pierer
Munich
President and CEO of Siemens AG

Dr. Bernd Pischetsrieder
Wolfsburg
President and CEO of Volkswagen AG

Diethelm Sack
Frankfurt/Main
Executive Vice-President of Deutsche Bahn AG

Prof. Dr. Ernst Schadow
Frankfurt/Main
Former Executive Vice-President of Celanese AG

Prof. Dr. Dieter Schmitt
Essen
Faculty of Energy Management Chair,
Duisburg-Essen University, Essen Campus

Klaus Schneider
Munich
Chairman of Schutzgemeinschaft der
Kleinaktionäre e.V.

Dr. Ron Sommer
Bonn
Former President and CEO of Deutsche
Telekom AG

Karl Starzacher
Lich-Langsdorf
Attorney-at-law

Prof. Dr. Jürgen Strube
Ludwigshafen
Chairman of the Supervisory Board of BASF AG

Dr. Alfons Friedrich Titzrath
Cologne
- since May 16, 2003 -
Former Chairman of the Supervisory Board of
Dresdner Bank AG

Marcus Wallenberg
Stockholm
President and CEO of Investor AB

Marilyn Ware
Pennsylvania
CEO of Ware Family Office

Dr. E.h. Jürgen Weber
Frankfurt/Main
Chairman of the Supervisory Board of Deutsche
Lufthansa AG

Prof. Dr. Carl Christian von Weizsäcker
Cologne
Director Emeritus of the Energy Industry
Institute at Cologne University

Wilhelm Werhahn
Neuss
Personally liable partner in Wilh. Werhahn KG

Dr. h.c. Wolfgang Ziemann
Essen
Former Executive Vice-President of RWE AG

Glossary

Actuarial gains and losses
The actuarial calculation (computation according to insurance mathematics) of pension provisions is largely based on forecast parameters (such as the projected pattern of wages and pensions). Actuarial gains and losses arise if these assumptions are revised in the light of actual developments.

BAFA price
Germany's Federal Office of Economic and Export Control (BAFA) uses reports made by hard coal buyers (power plant operators and steel producers) to determine the price paid in Germany for hard coal imported from other countries, including all costs incurred from the German border to the buyer. The price of power plant hard coal is published by BAFA quarterly and annually in shipping tons and tons of hard coal units.

Balancing power
Amount of electricity needed to establish a constant balance between electricity fed into a power grid and taken out of it for use.

Barrel (bbl)
International unit of measurement for trading petroleum. A barrel corresponds to 158.987 liters. The price of a barrel of Brent, a petroleum distillate traded in Rotterdam, is a reference value for petroleum products. The price of a barrel of Brent is set every day and is quoted in US dollars (US$). The abbreviation "bbl" stands for "blue barrel," referring to blue barrels with a standard volume.

Base load
Basic electricity requirement. Available regardless of all load fluctuations. Base load power is primarily provided by nuclear power plants, lignite power stations and—to a lesser extent—run-of-river power plants.

Cash flow
Key figure for assessing an enterprise's financial position and profitability when analyzing the company, its balance sheet and its stock.

Commercial papers
Tradable, non-securitized bearer bonds placed for the rapid issuance of debt. Commercial papers are issued on a revolving basis, with maturities typically ranging from one day to 12 months.

Commodity
An article or raw material that can be bought and sold, especially a product as opposed to a service.

Downstream
Denotes the chain of activities comprising the supply of crude oil to refineries, the processing of the crude oil to obtain petroleum and petrochemical products, and sales of such products.

EBITDA
Acronym for "Earnings Before Interest, Taxes, Depreciation and Amortization." EBITDA serves as an indicator of the cash flow generated by a company's operations.

EEX forward exchange
The European Energy Exchange, Germany's energy exchange headquartered in Leipzig, started functioning as a spot market with physical fulfillment on the next day in the summer of 2000. Standardized electricity forwards such as futures are also traded.

Forward contract
Contract between parties for the future purchase/sale of a commodity whose price is agreed in advance. Forward contracts are usually negotiated by contracting parties individually and are not quoted publicly on the stock exchange.

HCU
Acronym for hard coal unit. Reference value for the assessment of the energy content of various energy carriers. One kilogram HCU corresponds to 29,308 kilojoules. In 2002, on average, 1 kilogram of raw lignite from the Rhineland mining region equaled 0.34 kilograms of HCU.

Joint venture
Business cooperation between companies, usually for a specific purpose and time. Joint ventures are carried out jointly by these partner companies.

Kyoto Protocol
Agreement established in 1997 pursuant to international law. Sets forth the major principles of international climate regulations. Signatory industrial nations commit to lowering their greenhouse gas emissions. A set of tools dubbed "Kyoto mechanisms" affords participating countries increased flexibility. Kyoto mechanisms envisage countries and—depending on the nature of the national agreement—companies taking their own initiative to implement projects in other countries if this provides a more affordable way of avoiding greenhouse gas emissions than taking measures in one's home country.

Megawatt
Unit of measurement of electric output.
Conversion of other output units:
1 megawatt = 10^3 kilowatts,
1 gigawatt = 10^6 kilowatts,
1 terawatt = 10^9 kilowatts.

Metric ton
Equals 1,000 kilograms.

OTC clearing product
Stands for "over-the-counter" clearing. OTC products are financial instruments that are traded directly between buyers and sellers instead of on an exchange. OTC clearing generally refers to the financial and physical settlement and collateralization of OTC forward contracts. In OTC clearing, the main task is to calculate equalization payments and assume counterparty default risk.

Other comprehensive income
Other comprehensive income covers changes in equity resulting from the fair valuation of financial instruments available for sale and derivatives in cash flow hedges. This item also subsumes the differences in currency translation that do not affect income.

Peak load
During peak consumption periods on the power grid, storage power stations, pumped storage power plants and gas turbine power stations are used to compensate for the spikes.

Projected Unit-Credit Method
Provisions for pensions and similar obligations are calculated using the Projected Unit-Credit Method (IAS 19). It pays due regard not only to pensions and vested benefits accrued as of the cut-off date, but also to anticipated increases in salaries and wages.

Public private partnership
Cooperation between public and private waste-management operations.

Rating
Standardized assessment of the risk exposure and creditworthiness of issuers of securities and the securities themselves. Ratings are performed by specialists, which are generally recognized agencies.

RWE Venture Capital Fund
Through the RWE Venture Capital Fund, we invest in high-growth high-tech companies active in fields related to our core businesses: electricity, gas, water or environmental services. Investments in these areas are made primarily in Germany and Europe.

Spot market
Market on which temporary imbalances between electricity sales and purchases are eliminated through physical contracts or forward positions.

Standing Interpretations Committee (SIC)
The SIC rules on controversial accounting issues. Its interpretations are approved by the board of the International Accounting Standards Committee (IASC) and, once adopted, are binding on all IAS users.

Stirling motor
External combustion motor that runs on heated gas named after Robert Stirling. The Stirling motor's main advantages are their efficiency, low-emissions combustion and their flexibility in fuel, allowing the use of various fuels including solar energy. These advantages could make Stirling motors interesting for use in hybrid motor vehicle engines and for the generation of electricity.

Technical Guideline for Residential Waste (TASi)
Legal directive in Germany that defines technical standards for the dumping of residential waste. On expiry of the transitional deadlines, starting in 2005, only waste that has been pretreated using thermal or mechanical-biological processes may be dumped in landfills.

Upstream
In the petroleum industry, this term encompasses the exploration and production of crude oil and natural gas.

Index

Imprint

RWE Aktiengesellschaft
Opernplatz 1
45128 Essen
Germany

Phone +49 (0) 2 01-12-00
Fax +49 (0) 2 01-1 21-51 99
E-Mail contact@rwe.com

Investor Relations:
Phone +49 (0) 2 01-1 21-50 25
Fax +49 (0) 2 01-1 21-52 65
E-Mail invest@rwe.com

Corporate Communications:
Phone +49 (0) 2 01-1 21-52 50
Fax +49 (0) 2 01-1 21-50 94

For annual reports, interim reports and other information on RWE, please visit us on the Web at www.rwe.com or call our shareholder hotline:
Phone 0 18 01-451-280 (callers in Germany)
Phone +49-18 01-451-280 (callers outside Germany, excluding the USA)
Phone 0 11-49-18 01-451-280 (from the USA)

This is a translation of the German annual report. In case of divergence from the German version, the German version shall prevail.

Design
Hesse Design GmbH, Düsseldorf
Typesetting
Marx Werbeagentur GmbH, Essen
Photographs
Dieter Eikelpoth, Düsseldorf
Production management
NETWØRK GmbH, Hamburg
Digital imaging
imagework GmbH, Düsseldorf
Printing
Heining & Müller GmbH, Mülheim a.d. Ruhr
Printed on Heidelberg Speedmaster stock.
Paper made of chlorine-free bleached pulp.

RWE is a member of DIRK, the German Investor Relations Association.

Thanks
The buildings depicted on the photographs were made available to us by:

Cinque

Planungsgruppe Drathler GmbH

M. Hubert, the Kiekow-Jäger family, P. and L. Michels

D. Mc Donnel, K. Gundry, D. Satterly, H. Shafiq

B. Matthews and H. Jolley, M. Bruggen and T. King, M. King

Karl-Heinz Beul, Gebr. Beul GmbH & Co. KG



Financial Calendar 2004/2005

04/15/2004 Annual General Meeting

05/11/2004 Interim report for the first quarter of 2004

08/10/2004 Interim report for the first half of 2004
_Press conference
_Analyst conference

11/09/2004 Interim report for the first three quarters of 2004

02/24/2005 Annual report for fiscal 2004
_Press conference
_Analyst conference

04/14/2005 Annual General Meeting

05/12/2005 Interim report for the first quarter of 2005

08/11/2005 Interim report for the first half of 2005
_Press conference
_Analyst conference

11/16/2005 Interim report for the first three quarters of 2005



◄ Five-year overview

Internet links

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Cross reference



01

Internet link

□ Negligible amount

[1] Truncated fiscal year (July to December).
[2] *No comparison with 1999/2000 figures due to comprehensive changes to the Group's structure and the adjustment to the value management concept.*
[3] Cash flows from operating activities minus capital expenditure on property, plant and equipment/intangible assets.
[4] Full time equivalent from fiscal 2000/01 onwards.
[5] Dividend proposal for RWE AG's 2003 fiscal year, subject to approval by the April 15, 2004 Annual General Meeting.
[6] Including bonus.
[7] Data only available since December 31, 2000.

Five-year overview RWE Group		2003	2002	2001 TFY[1]	2000/ 2001	1999/ 2000
External revenue	€million	43,875	46,633	33,301	62,878	47,918
Income						
EBITDA	€million	8,476	7,241	3,637	6,575	4,708
Operating result	€million	5,551	4,504	2,029	3,953	2,804
Income before tax	€million	2,123	2,722	1,143	2,238	2,151
Net income incl. goodwill amortization	€million	953	1,050	621	1,264	1,212
Net income excl. goodwill amortization	€million	1,938	1,830	859	1,638	1,419
Earnings per share incl. goodwill amortization	€	1.69	1.87	1.10	2.24	2.24
Earnings per share excl. goodwill amortization	€	3.45	3.25	1.53	2.90	2.62
Return on equity	%	10.4	13.5	7.3	17.3	15.9
Return on revenue	%	10.2	10.7	6.4	6.1	5.7
Value management						
Return on capital employed (ROCE)	%	10.4	10.4	11.1	11.5	–[2]
Value added	€million	781	395	307	770	–[2]
Capital employed	€million	53,961	44,293	37,860	37,757	–[2]
Cash flow/capital expenditure/depreciation and amortization						
Cash flows from operating activities	€million	5,289	5,933	1,021	3,814	3,241
Free cash flow	€million	927	1,838	- 1,274	296	414
Capital expenditure incl. acquisitions	€million	9,762	16,985	3,706	13,408	4,923
Depreciation, amortization and asset disposals	€million	6,819	6,655	3,144	6,664	4,707
_Goodwill amortization	€million	985	780	238	374	207
Free cash flow per share	€	1.65	3.27	- 2.27	0.52	0.76
Workforce						
Workforce at end of fiscal year[4]		127,028	131,765	155,634	162,347	152,132
Asset/capital structure						
Non-current assets	€million	62,406	61,577	49,182	54,589	34,493
Current assets	€million	32,411	31,103	33,868	24,781	23,615
Deferred tax assets	€million	4,325	7,593	8,399	8,056	6,881
Balance sheet equity	€million	9,065	8,924	11,129	10,843	9,557
Long-term provisions	€million	29,399	32,637	33,227	32,643	29,371
Other long-term debt	€million	27,402	25,181	14,567	12,622	3,235
Short-term provisions and debt	€million	28,750	26,965	26,320	26,189	19,868
Deferred tax liabilities	€million	4,526	6,566	6,206	5,129	2,958
Balance sheet total	€million	99,142	100,273	91,449	87,426	64,989
Net financial debt/assets	€million	- 17,838	- 15,494	- 1,126	135	15,097
Capital-to-assets ratio	%	9.1	8.9	12.2	12.4	14.7
RWE Aktiengesellschaft						
Dividends						
Dividends	€million	703	619	562	563	523
Dividend per share	€	1.25[5]	1.10[6]	1.00	1.00	1.00
Market capitalization/rating						
Market capitalization at end of fiscal year	€billion	17.5	13.7	23.6	26.3	18.1
Long-term credit rating[7]						
_Moody's		A1	A1	Aa3	Aa3	
_(outlook)		(negative)	(negative)	(negative)		
_Standard & Poor's		A+	A+	AA-	AA-	
_(outlook)		(negative)	(stable)	(negative)		



RWE Aktiengesellschaft
Opernplatz 1
45128 Essen
Germany
T +49 (0) 201/12-00
F +49 (0) 201/12-15199
I www.rwe.com